
KPN Global
Carrier Services
iBasis

2007 Annual Report

Creating A New Global Voice Leader

iBasis
a KPN affiliate

iBasis 2007 Highlights

- Acquired KPN Global Carrier Services
- 23.8 billion minutes in international calls
- $1.39 billion in pro forma revenue
- $142.4 million in pro forma gross profit
- $3.9 million in pro forma net income
- $52.3 million in pro forma adjusted EBITDA

Minutes in Billions



25
20
15
10
5
0
25% CAGR
11.8
15.7
20.1
23.8
2004
2005
2006
2007

Pro forma traffic for iBasis and KPN Global Carrier Services



Dear Fellow Shareholders,

2007 was a breakthrough year for iBasis. Foremost was the completion in October of our transaction with KPN, in which we acquired KPN's international voice business, KPN Global Carrier Services. Building on more than a decade of rapid organic growth, the transaction made iBasis one of the three largest carriers of international phone calls in the world, with a comprehensive product portfolio and global network for fixed and mobile services. As part of this transaction, our pre-transaction stockholders received $3.28 per share in a special dividend. Also as a part of this transaction, we issued shares of our common stock to KPN representing 51% of our outstanding shares, on a fully-diluted basis, immediately after issuance.

iBasis today has a large and robust wholesale trading business that is a combination of the wholesale trading business of the legacy iBasis and the wholesale trading business acquired from KPN. In addition, iBasis has a large and profitable business serving all of KPN's international voice termination requirements. We refer to this as "Outsourced Business", since KPN effectively outsourced to iBasis the management of all of the business relationships and physical interconnects for the completion of international phone calls originated by its fixed and mobile customers. The third element of our business is our Retail business in which we sell international calling to consumers, rather than carriers, through prepaid cards as well as through a web-based service.

On a combined pro forma basis our 2007 business is just under $1.4 billion in revenue with over $1 billion from the Wholesale Trading business and over $300 million in Outsourced and Retail, which are "stickier" revenue streams. We believe that our combined pro forma results for 2007 and our Adjusted EBITDA reporting are helpful in understanding the underlying business and the progress from before to after the transaction as the reverse acquisition accounting treatment of our transaction with KPN may make our 2007 GAAP results and the period to period comparisons during 2008 a bit more complicated.

Since completing the KPN transaction in October we have made important progress in our integration efforts. Those efforts are focused on capturing savings from three areas: least cost routing (LCR), transmission, and operating expenses. We expect to capture LCR synergies by taking full advantage of our combined scale and expanded base of termination partners to get the best termination rates. We believe we will realize transmission synergies as we move KPN Global Carrier Services' international traffic to our All-IP network. This will enable us to benefit from lower backhaul charges as well as the increased efficiency of IP transmission.

As we merge our accounting, billing, routing and traffic management systems we believe we will also be able to save on operating expenses. We expect all of these synergies to exceed $20 million in annual savings, and we expect to fully complete the integration effort in two to three years.

We are also making progress in combining our products into a single comprehensive portfolio, have reorganized our global sales team to ensure efficient account management and business development, and have completed training on products and capabilities, which will enable effective cross-selling.

Looking forward to 2008 and beyond, we expect growth in both our Wholesale Trading and Retail businesses.

We can grow our Wholesale Trading business by cross-selling our newly expanded product portfolio, especially by bringing our premium mobile services to Asia and Latin America, regions that have been underserved with these products and where iBasis enjoys a strong presence.

In our Retail business, the prepaid market in the United States is transitioning to more transparent pricing. In the longer term, we believe that clear disclosure and simplified pricing is a good development for the prepaid calling card industry overall and in particular for iBasis as it will enhance the competitive advantage of our lower cost structure. As more suppliers move in this direction, we expect to resume revenue and gross margin growth in our prepaid calling card operations.

In our Pingo business, which is our online prepaid calling service, we continue to achieve steady growth and benefit from a high degree of customer loyalty. During 2007 we launched Pingo Business, which includes administrative features of particular value to enterprises that are eager to reduce the cost of international calling while maintaining control and visibility. Pingo is not yet generating sufficient revenue to be reported separately, however it does generate relatively high margins, and we continue to be enthusiastic about its potential.

We remain excited about the opportunities for significant organic growth in our business, building on the efficiencies of our very large scale, our comprehensive product offerings, and cross-selling opportunities. In addition, we expect to be both a driver and a major beneficiary of the consolidation of the international voice industry. On April 1, 2008 we consummated a strategic outsourcing agreement with TDC, a leading communications provider throughout the Nordic region. This is our second outsourcing arrangement with an incumbent carrier, and similar to our transaction with KPN, we have acquired a wholesale trading business and contracted to be the outsourced provider of international call termination for a long term. We paid $10 million and expect to achieve $80 million in additional annual revenue.

We believe that the outsourcing arrangements we have with KPN and TDC mark the beginning of a transformation of the industry, and we are at the center of it. iBasis is one of the few carriers in the world, if not the only carrier, that has the scale and efficiency in this segment, regards the carriage of international traffic as its core business and its core competen and has the desire, the determination and the wherewithal to b a leader in the consolidation of the international voice industry

Now, with KPN a majority stockholder, and with your continued support, we intend to be the number one carrier of internation voice traffic in the world, and we believe we are on the right pat to achieve that goal.

Sincerely,

Ofer Gneezy
President & CEO
iBasis



Pro Forma Combined 2007 Results*

	Pro Forma Q1 '07	Pro Forma Q2 '07	Pro Forma Q3 '07	Actual Q4 '07	Pro Forma Full Year
Revenue	$324.8	$347.7	$367.5	$350.6	$1,390.6
Gross Profit**	$32.2	$36.9	$34.0	$39.3	$142.4
Gross Margin	9.9%	10.6%	9.2%	11.2%	10.2%
Operating Expenses	$22.2	$23.8	$25.5	$29.8	$101.3
Depreciation & Amortization	$6.8	$7.0	$7.1	$9.2	$30.1
Income from Operations	$3.5	$5.7	$1.4	$0.3	$11.0
Net income	$1.5	$3.7	$0.7	$(2.0)	$3.9
Adjusted EBITDA	$13.0	$14.5	$10.4	$14.4	$52.3
Minutes	5.5B	5.9B	6.2B	6.2B	23.8B

($ in millions)
* *Unaudited pro forma combined iBasis and KPN Global Carrier Services*
** *Revenue less data communications and telecommunications costs*
Refer to iBasis' Q4 2007 results press release for reconciliation of Adjusted EBITDA to Net Income

iBasis 2007

Form 10-k

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 000-27127

iBasis, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**04-3332534**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 Second Avenue, Burlington, MA 01803
(Address of principal executive offices, including zip code)

(781) 505-7500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of each exchange on which registered
Common Stock, par value $0.001 per share	The Nasdaq Stock Market LLC

Securities registered pursuant to section 12(g) of the Act:

None

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock, $0.001 par value per share, held by non-affiliates of the registrant as of June 30, 2007 was approximately $317,296,000 based on 31,571,791 shares held by such non-affiliates at the closing price of a share of common stock of $10.05 as reported on The Nasdaq Global Market on such date. Affiliates of the Company (defined as officers, directors and owners of 10% or more of the outstanding share of common stock) owned 2,372,335 shares of common stock outstanding on such date.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Common Stock, par value $0.001 per share, as of March 7, 2008 74,997,167

DOCUMENTS INCORPORATED BY REFERENCE

The following documents (or parts thereof) are incorporated by reference into the following parts of this Form 10-K: Certain information required in Part III of this Annual Report on Form 10-K is incorporated from the Registrant's Proxy Statement for the Annual Meeting of Stockholders.

iBASIS, INC.

ANNUAL REPORT ON FORM 10-K
For the Year Ended December 31, 2007

Table of Contents

		Page
	PART I	
Item 1.	Business	1
Item 1A.	Risk Factors	15
Item 1B.	Unresolved Staff Comments	30
Item 2.	Properties	30
Item 3.	Legal Proceedings	30
Item 4.	Submission of Matters to a Vote of Security Holders	33
	PART II	
Item 5.	Market for the Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities	34
Item 6.	Selected Financial Data	34
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	36
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	50
Item 8.	Financial Statements and Supplementary Data	52
Item 9.	Changes in and Disagreemenst with Accountants on Accounting and Financial Disclosure	92
Item 9A.	Controls and Procedures	92
Item 9B.	Other Information	92
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	93
Item 11.	Executive Compensation	93
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	93
Item 13.	Certain Relationships and Related Transactions and Director Independence	93
Item 14.	Principal Accountant Fees and Services	93
	PART IV	
Item 15.	Exhibits, Financial Statement Schedules	94
Signatures		97

PART I

Item 1. *Business*

iBasis is a leading wholesale carrier of international long distance telephone calls and a provider of retail prepaid calling services and enhanced services for mobile operators.

Transaction with KPN B.V., a subsidiary of Royal KPN N.V.

On October 1, 2007, iBasis, Inc. ("iBasis," the "Company", "we" or "our") and KPN B.V. ("KPN"), a subsidiary of Royal KPN N.V. ("Royal KPN"), completed transactions ("KPN Transaction") pursuant to which iBasis issued 40,121,074 shares of its common stock to KPN and acquired the outstanding shares of two subsidiaries of KPN ("KPN GCS"), which encompassed KPN's international wholesale voice business. The Company also received $55 million in cash from KPN, subject to post-closing adjustments based on the working capital and debt of iBasis and KPN GCS. Immediately after issuance on October 1, 2007, the shares of iBasis common stock issued to KPN represented 51% of the issued and outstanding shares of iBasis common stock on a fully-diluted basis (which includes all of the issued and outstanding common stock and the common stock underlying outstanding "in-the-money" stock options, as adjusted, and warrants to purchase common stock).

On October 8, 2007, iBasis paid a dividend in the amount of $113 million at a rate of $3.28 per share to each of its shareholders on the record date of September 28, 2007, the trading date immediately prior to the closing date of the KPN Transaction. In addition, holders of outstanding warrants to purchase our common stock will be entitled to receive a cash payment upon the future exercise of these warrants in an amount equal to the dividend amount that would have been payable if the warrants had been exercised immediately prior to the dividend record date. As of December 31, 2007, iBasis had warrants outstanding to purchase 531,000 shares of its common stock. In connection with the payment of the dividend to shareholders, we also increased the number of shares subject to unexercised stock options and decreased the exercise price of these stock option grants to preserve their value.

The officers of iBasis immediately prior to the closing of the KPN Transaction have continued to serve as the officers of the combined company and one executive of KPN GCS, Mr. Edwin Van Ierland, was appointed as the Company's Senior Vice President Worldwide Sales. Upon closing of the KPN Transaction, Messrs. Charles Skibo and David Lee, two independent members of iBasis's board of directors, resigned as members of the board of directors and the board of directors of iBasis appointed Messrs. Eelco Blok and Joost Farwerck, two executives of Royal KPN N.V., as directors to fill the vacancies created by the resignations of Messrs. Skibo and Lee.

Although iBasis acquired all of the outstanding capital stock of KPN GCS, after the closing of the transaction, KPN holds a majority of the outstanding common stock of iBasis and KPN's designees are expected to represent, at a future date, a majority of the Company's board of directors. Accordingly, for accounting and financial statement purposes, the KPN Transaction has been treated as a reverse acquisition of iBasis by KPN GCS under the purchase method of accounting and the financial results of KPN GCS have become the historical financial results of the combined company and replace the historical financial results of iBasis as a stand-alone company. Thus, the financial results reported for the full year 2007 include the results of KPN GCS stand-alone for the first nine months of 2007 and the financial results of the combined company for the fourth quarter of 2007 only.

The presentation of the Statement of Stockholders' Equity reflects the historical stockholders' equity of KPN GCS through September 30, 2007. The effect of the issuance of shares of iBasis common stock to KPN and the inclusion of iBasis's stockholders' equity as a result of the closing of the KPN Transaction on October 1, 2007 is reflected in the year ended December 31, 2007.

Prior to October 1, 2007, KPN GCS operated as an integrated part of KPN since inception and the historical financial statements of KPN GCS have been derived from the accounting records of KPN using the historical bases of assets and liabilities. Because KPN GCS did not operate as a stand-alone business the historical financial statements may not necessarily be representative of amounts that would have been reflected in the financial statements presented had KPN GCS operated independently of KPN.

KPN GCS benefited from certain related party revenue and purchase agreements with KPN that included sales prices per minute and costs per minute. KPN GCS also relied on KPN for a substantial part of its operational and administrative support, for which it was allocated costs primarily consisting of selling, general and administrative expenses, such as costs for centralized research, legal, human resources, payroll, accounting, employee benefits, real estate, insurance, information technology, telecommunications, treasury and other corporate and infrastructure costs. In anticipation of the closing of the transaction with iBasis, KPN GCS entered into a Framework Services Agreement with KPN in 2006, which replaced the related party revenue and purchase agreements and operational and administrative support arrangements described above.

Company Overview

Our operations consist of our wholesale trading business ("Trading"), in which we connect buyers and sellers of international telecommunications services, and our retail services business ("Retail"). In the Trading business we receive voice traffic from buyers—originating telecommunications carriers who are interconnected to our network via Voice over Internet Protocol ("VoIP") or traditional time division multiplexing ('TDM") connections, and we route that traffic over our network to sellers—local service providers and telecommunications carriers in the destination countries with whom we have established agreements to manage the completion or termination of calls. As a result of the combination with KPN GCS in October 2007, approximately half of iBasis traffic utilizes TDM connections, while the balance is carried over the iBasis global VoIP infrastructure. The migration of the TDM traffic to our lower cost IP infrastructure is expected to be a significant source of synergies from the KPN transaction over the next several years.

We use proprietary, patent-pending technology to automate the selection of routes and termination partners based on a variety of performance, quality, and business metrics. We offer this Trading service on a wholesale basis to carriers, mobile operators, consumer VoIP companies, telephony resellers and other service providers worldwide. We have call termination agreements with local service providers in more than 100 countries in North America, Europe, Asia, the Middle East, Latin America, Africa and Australia.

We continue to expand our market share in our Trading business by expanding our customer base and by introducing cost-effective international voice solutions for our customers, including complete outsourcing of international voice traffic.

Our Trading products comprise a comprehensive voice product portfolio. We have retained the leading product from both iBasis and KPN GCS—iBasis' Directs™, which is designed for carriers with sophisticated least-cost-routing capabilities and features our most competitive rates and utilizes direct routes to more than 100 countries; and KPN GCS's International Premium Service (IPS), with its high quality and advanced feature-set for mobile and fixed retail operators. We are combining iBasis' PremiumCertified and KPN GCS's International Wholesale Service (IWS) to complete our voice product portfolio. This mid-range product is designed to take advantage of third-party or off-net routes to provide thorough worldwide coverage for customers, and enhances our ability to compete for retail international traffic. Our product portfolio gives us strengths in the fastest-growing segments of international telecommunicaitons—mobile and VoIP.

In the mobile market, in addition to meeting mobile operators' needs for advanced voice features, iBasis offers a portfolio of mobile data services, called Mobile Matrix, which includes mobile messaging and roaming to enhance mobile operators' average revenue per user and customer loyalty.

In targeting the emerging consumer VoIP providers, we have expanded our DirectVoIP™ IP interconnection offering with DirectSIP™, which addresses a range of requirements that are specific to the growing consumer VoIP market, including support for Session Initiation Protocol interconnection, which is becoming the standard for voice over broadband services. DirectSIP also includes our media normalization, or transcoding, solution, which enables us to provide greater interoperability among devices and voice applications, as well as deliver high quality service even over sub-optimal network connections. We have approximately 70 customers in the consumer VoIP market, including leaders among the emerging independent providers and cable operators, and we believe this market offers significant growth potential for us.

Launched in late 2003, our Retail business consists of retail prepaid calling cards, which are marketed through distributors primarily to ethnic communities within major metropolitan markets in the United States, and Pingo®, a prepaid calling service that we offer and sell directly to consumers via an eCommerce model. Both can be private-labeled for other service providers. The prepaid calling card business and Pingo leverage our existing international network and have the potential to deliver higher margins than are typically achieved in the Trading business. In addition, the retail prepaid calling card business typically has a faster cash collection cycle than the Trading business. In 2007, we launched PingoBusiness, enhancements that enable businesses to manage multiple Pingo accounts through a single administrative account. To date, revenues from our Pingo services have not been material.

We were incorporated as a Delaware corporation in 1996. Our principal executive offices are located at 20 Second Avenue, Burlington, Massachusetts and our telephone number is (781) 505-7500. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available free of charge through the Securities and Exchange Commission's ("SEC") website at *www.sec.gov* or on our investor relations section of our website at *http://investor.ibasis.com* as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the SEC.

Industry Overview

Market Overview. Based on the most current information available, the international voice market was estimated by TeleGeography, a market research firm, to be approximately $73 billion in 2006 and international voice minutes grew approximately 10% over 2005. International wholesale voice traffic represented approximately $10 billion in 2006 and minutes of traffic grew 19% over 2005 as more traffic is originated by carriers such as mobile operators, that lack international networks. We believe that international traffic will continue to grow as underlying trends in migration and economic integration drive fundamental demand, and that wholesale traffic will continue to grow faster than the overall international voice market due to important trends. These trends involve the migration of voice traffic:

- from traditional vertically-integrated international carriers to more specialized local service providers;
- from traditional fixed line offerings to mobile; and
- from the TDM network to VoIP.

Moreover, direct connections between incumbents from different countries are only cost-effective for very large traffic flows. Wholesale carriers offer call termination to many destinations through a single connection and enable carriers to retain revenue while reducing cost of operations.

Global deregulation combined with rapid technological advances has enabled the emergence of many new communications service providers in dozens of local markets. In their efforts to remain competitive, national carriers are focusing their capital spending on "last-mile" retail services and technology initiatives such as fixed-to-mobile convergence, wireless, and cable, which deliver or promise to deliver margins that are several times greater than that of international voice service. Consequently, communications service providers are looking for ways to expand their ability to serve all of their customers' telecommunication needs, while simultaneously reducing the cost of providing international services. As the international voice business becomes increasingly commoditized, the critical success factor is the efficiency of scale. For the vast majority of carriers, international traffic represents a very small portion of their overall business. Therefore, many of the world's carriers are seeking to leverage efficient wholesale networks, such as The iBasis Network™, with lower infrastructure and transport costs that can help improve a carrier's competitiveness and bottom line, without compromising service quality. Some carrier customers turn to us for their biggest routes, some for their smallest routes, and others for all routes, effectively outsourcing their international voice traffic to iBasis.

The Mainstreaming of VoIP. Although the consumer adoption of VoIP services is a recent development, we have been transmitting VoIP calls for many of the world's largest carriers for several years. Managing quality of service at the core of the network, which we pioneered and mastered, has allowed phone-to-phone calls to be transmitted over the Internet with quality nearly indistinguishable from that of traditional voice networks. Enabled by the quality of VoIP service from providers like us, international VoIP traffic has grown rapidly and continues to grow at five times the rate of international TDM traffic. According to industry analyst, TeleGeography, international VoIP traffic grew 36% to 32 billion minutes in 2004, 42% to 45 billion minutes in 2005, 31% to 60 billion minutes in 2006, and is expected to have reached nearly 80 billion minutes in 2007, which is approximately 24% of projected international traffic worldwide.

Unlike fixed-line telecommunication networks and managed internet protocol ("IP") networks, the Internet has many potential points of congestion where information, in the form of data packets, can be delayed or dropped. For non-real-time communications, such as email, a slight delay in the receipt of a message is not significant. However, for real-time communications, such as telephone calls, the result of a delay in transmitting the call, or losing the call altogether, is significant. To minimize the risk of delays or losing calls over the Internet, we utilize complex and proprietary performance monitoring and call routing technology to ensure consistently high call completion and voice quality. We have developed patent-pending quality management technology that enables us to deliver call completion rates and average call durations (the standard metrics that carriers use for measuring quality) that we believe are consistently equal to or better than those achieved by traditional fixed-line carriers.

VoIP's principal benefits are:

- *Cost Advantage from Internet Transport.* Traditional voice networks use circuit-switching technology, which establishes dedicated channels between an originating and terminating point for the duration of a call. Physical facilities (typically fiber and associated equipment) are dedicated to voice traffic between switching nodes, regardless of changes in demand. In contrast, VoIP is based on packet-switching technology. This technology completes a call by digitizing and dividing a speaker's voice into small packets that travel to their destination along lines carrying packets of other Internet traffic, in much the same way as email travels. Using a network of service facilities connected to the public Internet for transport is less costly than building a dedicated network as our calls share the Internet with other traffic.

- *Cost Advantage from IP Technology.* VoIP gateway equipment which is used to convert and route phone calls over the Internet is less expensive and requires less physical space in telecommunication facilities than traditional telecommunications equipment.

- *Cost Advantage from Bypass of International Settlement Rates.* Traditional international long distance calls are completed through international toll switches that provide access to the terminating network. These networks are often owned by government bodies or telecommunications carriers who charge settlement rates well in excess of costs. Although these fees are being reduced in many countries as industry deregulation continues, these charges remain significant. Calls routed over the Internet bypass the toll switches, avoiding a significant portion of these fees, which further lowers the cost of completing such calls.
- *Positioning for New Services.* In contrast to the closed, proprietary structure inherent in a traditional circuit-switched voice network, VoIP embraces an open architecture and open standards, which facilitates innovation at a lower cost. Traditional voice networks have been designed specifically to provide one basic service, making it difficult and costly to introduce new services over those networks and their proprietary platforms. As data networks convert all services into standard data packets, new services are delivered from industry standard servers, integrating the Internet with the revolution in commodity computing. As a result, new services can be developed and brought to market much faster and more cost-efficiently.

Outsourcing International Voice. Given the advantages of VoIP, many carriers have announced plans to migrate to IP and have begun to carry some portion of their voice traffic over IP networks. However, most such projects are focused on domestic infrastructure only, where the investment may not only reduce cost of voice services but will also enable the development of innovative high margin services. Most carriers' international voice business has not achieved sufficient scale to justify the capital investment required to deploy a new international IP network for voice. Lacking necessary scale to achieve the required efficiency and unable to justify an investment in new lower cost infrastructure, carriers are exploring the outsourcing of international traffic to providers such as iBasis. The reasons these carriers prefer to outsource international traffic include:

- the relatively low percentage of revenue and gross profit that international service represents for many large carriers;
- the disproportionate cost and complexity of deploying and supporting international service infrastructure in contrast with domestic investment opportunities;
- a hesitation to build new networks and cannibalize traffic from their traditional voice networks;
- concerns over sufficient in-house VoIP expertise to ensure that voice quality and network reliability are comparable to that of the public-switched telephone network, especially when routing traffic over the Internet versus private networks; and
- generally reduced capital budgets for network investments of any kind.

Wholesale Trading Business

Our wholesale Trading business enables carriers and other communications service providers to outsource international voice and fax traffic, substantially lowering their transport and service support costs, without compromising quality. Our carrier customers access The iBasis Network by establishing an interconnection through one of our "Internet central offices" or "ICOs" strategically located in major telecommunications hubs in the U.S., Asia, and Europe. Calls are transported over the Internet or over TDM connections and terminated by our terminating partners—fixed and mobile operators—in more than 100 countries. In this way, our originating customers receive a single point of interconnection to a global network of termination points without the burden of managing the international network logistics and interconnection agreements on the far end. Likewise, our partners, who sell us termination capacity in their countries, receive a substantial source of traffic revenue without having to negotiate individual agreements and interconnections with originating carriers. Our services provide the following key benefits to our customers:

High Quality Call Completion. Our network, monitoring and management technologies enable us to complete international voice and fax calls with quality comparable to that of traditional circuit-switched voice networks. This high quality is reflected in the fact that carriers choose to provide our VoIP services to their retail customers undifferentiated from their traditional services. We achieve high quality over the Internet through a variety of controls and technologies. At our 24x7, expert-staffed global Network Operations Centers ("NOCs") in Burlington, Massachusetts, Amsterdam, and Hong Kong, we are able to monitor our carrier customers' voice traffic. Using our patent-pending Assured Quality Routing® and PathEngine™ technologies to select optimal routing choices according to real time performance data, we dynamically route customers' traffic over multiple Internet routes, completing calls on our partners' phone networks in destination countries.

Cost Effective Services. We are able to maintain one of the lowest cost structures in the international voice industry because of our very large scale, which provides efficiencies and leverage when negotiating termination rates. Also, our call transport costs are lower because packet switching is more efficient than traditional circuit-switching. Because we use the Internet, rather than a private IP network, to deliver much of our international voice traffic, we have greater infrastructure flexibility and lower capital costs than service providers that employ dedicated point-to-point connections. VoIP equipment is less costly and incurs lower facilities costs (due to its smaller physical footprint) than equivalent capacity circuit-switched equipment. We offer an open, scalable architecture that enables carriers and communications service providers to connect quickly and without investment or technical expertise. We are also able to bypass many of the international settlement rates associated with some international traffic carried over circuit-switched voice networks, which produces additional cost savings.

Outsourced from KPN Business

Our Outsourced from KPN business consists of traffic we terminate for Royal KPN and its affiliates for international voice services and international direct dialing for calls originating in The Netherlands. We are a preferred supplier of mobile services for Royal KPN and its affiliates (KPN Mobile, Telfort, E-Plus and Base) and we are the exclusive provider for international direct dialing, ISDN and Inmarsat services for all international telephone and fax traffic originating from or carried over the Royal KPN fixed network.

Retail Business

Our Retail business consists primarily of our prepaid calling card services and Pingo, our prepaid calling service sold directly to consumers through an Internet website. Our prepaid calling card business leverages our global VoIP network and back-office systems, including a sophisticated prepaid rating and billing platform. We sell more than 300 brands of retail prepaid calling cards through established distributors to retail outlets in major metropolitan markets across the U.S. Many of the calling card brands are owned (trademarked) by us and feature our component branding, "Quality Calls from iBasis", on the cards. We also enable established carriers to leverage the strength of their brands by taking advantage of our prepaid calling card platform, production and distribution. The Oi brand calling card from Brazilian carrier Telemar is one example. We have established a dedicated operation to sell and service our prepaid retail calling card services. Typically, our Retail business delivers higher gross margins and has a faster cash collection cycle than our Trading business.

In September 2004, we launched Pingo®, our retail calling service offered directly to consumers and businesses through our eCommerce web interface. Pingo customers in the United States and 35 additional countries use credit cards or alternative web-based payment methods, such as PayPal® to purchase calling time over The iBasis Network. Customers are provided with toll-free or local access numbers, a unique account number and a personal identification number to access the service. Pingo's enhanced convenience features include access to on-line call and billing history, automatic recharging to maintain a balance in the customer's Pingo account, and PIN*pass*™ PIN-less dialing, which enables a customer to avoid keying in their account number and PIN when calling from any fixed or mobile phone they have registered on the Pingo site. These features are designed to increase the customer's convenience and loyalty to the service.

Our Retail services build upon the underlying iBasis network and systems and give us opportunities to capture retail traffic directly from consumers, which may provide higher margins than traffic received through other carriers. In offering these services, we can, as described in the next section, take advantage of our high quality call completion and cost effective services.

The iBasis Network

Overview

On a pro forma basis, combining KPN GCS and iBasis, we transported 23.8 billion minutes of traffic over the iBasis Network in 2007, a volume of traffic that positions us among the three largest carriers of international traffic in the world, based on global traffic statistics contained in the industry analyst publication TeleGeography 2008.

The iBasis network is comprised of a global VoIP infrastructure, which is the legacy iBasis network, and an international TDM infrastructure, which is the legacy KPN GCS network.

Our VoIP infrastructure includes eight Internet Central Offices ("ICO") located in the major telecommunications markets around the world—New York, Los Angeles, London, Frankfurt, Paris, Hong Kong, Tokyo, and Sydney—and more than 1,000 Internet Branch Offices ("IBO") located in the facilities of termination partners in more than 100 countries. Each ICO includes high capacity gateways, routers, session border controllers, and multiple IP backbone connections. Carrier customers send traffic to us by interconnecting via TDM or IP to one or more of the ICOs. Their calls are then sent as VoIP from the iBasis ICO to a termination partner's IBO over the Internet. Some traffic is sent to third-party providers whom we use to supplement our direct routes.

Our TDM infrastructure uses ICOs containing TDM switches in Amsterdam, Rotterdam, Frankfurt and New York connected to a network of termination partners via the Public Switched Telephone Network ("PSTN"). Customers can connect directly to the TDM ICOs or through our Transmission Points of Presence ("PoP") in Miami, Hong Kong and Singapore, or through many more Euro-Ring PoPs owned by KPN. Traffic is transported from Transmission PoPs to ICOs via the PSTN.

Today, these networks are combined through a high capacity connection that enables traffic originating on either side to terminate with a supplier connected to the other side if that supplier offers us lower costs and acceptable quality. As a result, an interconnection to one network gives iBasis customers access to both. For example, calls that come in to the TDM infrastructure can be terminated over the VoIP infrastructure. While the VoIP network is primarily managed through our NOCs in Burlington, Massachusetts and Hong Kong, and the TDM network is managed through our NOC in Amsterdam, all NOCs can view both networks and have access to the management systems for both.

Over the next two to three years we intend to convert the TDM infrastructure to IP to make the iBasis network an all-IP network at the core. This will enable us to take full advantage of the superior cost efficiencies of VoIP and is a major source of synergies projected to result from the transaction with KPN.

iBasis VoIP Leadership

The iBasis VoIP network is based on a technologically-advanced switchless architecture, leveraging proven hardware from industry leaders such as Cisco Systems and NextPoint (formerly NexTone), as well as patent-pending iBasis software for quality management and advanced routing. Our Assured Quality Routing and PathEngine technology enables ongoing monitoring of network performance and automatic selection of best quality routes based on near real-time performance data. The switchless architecture provides us with significant savings in operational costs and capital expense by eliminating the need for costly telecommunications switches and other equipment and connectivity in central offices. It also has enabled us to simplify provisioning, real-time route monitoring, and network management by decreasing the number of network components involved in carrying a call. The result for our customers is higher voice quality, call completion and call duration.

We have deployed specialized transcoding equipment that enables our network to accept traffic in a wider variety of formats associated with codecs—compression/decompression algorithms used by consumer VoIP providers to support different devices, applications and networks. As part of our DirectVoIP™ Broadband offering, the transcoding solution gives iBasis an advantage in meeting the interoperability requirements of emerging service providers.

The iBasis Network consists of four principal elements:

- Internet Central Offices and Internet Branch Offices that convert circuit-switched voice traffic into data for transmission and reception over the Internet or vice versa;
- the transmission medium, which is principally the public Internet;
- Assured Quality Routing and PathEngine technology, our proprietary traffic monitoring and routing management software; and
- our Network Operations Centers, from which we oversee and coordinate the operation of the ICOs and IBOs.

Internet Central Offices and Internet Branch Offices. Our customers interconnect with our network, at their cost, by connecting dedicated voice circuits from their facilities to one of our ICOs, which are strategically located in Frankfurt, Hong Kong, London, Los Angeles, New York, Paris, Sydney and Tokyo. Alternatively, our customers may elect to install an iBasis IBO at their facilities. ICOs and IBOs receive calls directly from a local carrier's switched network. VoIP gateways in each ICO or IBO digitize, compress and packetize voice and fax calls and then transmit them over the Internet. At the destination, another ICO or IBO reverses the process and the call is switched back from the Internet to a local carrier's circuit-switched network in the destination country. Increasingly, customers are investing in VoIP equipment and connecting to us using an IP signal. As this trend progresses, our already asset-effective business model gains further strength. We no longer bear all the cost of converting calls between traditional voice network and the Internet, and dedicated physical circuit-switched interconnects are eliminated altogether.

The Internet. We use the Internet to transmit the majority of our voice and fax traffic because of its global coverage, low cost and flexible connectivity. As a result, we have avoided the expense and delay of deploying and maintaining a private, dedicated network of fiber and cable connections. In addition, because we do not have fixed, point-to-point connections, we can adapt to changes in international traffic flows rapidly and at minimal cost. We effectively address the challenges of using the Internet for high quality, real-time voice communications by:

- selecting only high quality, service-oriented Internet service providers as our vendors;
- purchasing multiple, high-speed connections into the Internet backbone; and
- continuously monitoring performance across our entire network.

Assured Quality Routing. We have deployed a proprietary patent-pending system of tools—collectively known as Assured Quality Routing to maintain high quality service over the Internet. AQR optimizes the quality of calls placed over The iBasis Network by integrating quality parameters into routing decisions. These parameters include measures of quality that are of direct importance to carriers including call duration, call completion and post-dial delay as well as underlying determinants of successful data transmission, namely packet loss, jitter and latency. Utilizing data collected in near real-time by our PathEngine performance reporting technology, AQR automatically re-routes traffic in anticipation of quality dropping below specific thresholds, sending subsequent calls through another

Internet path, to an alternative terminating IP partner or to a circuit-switched backup vendor if necessary.

Global Network Operations Centers. We manage our network and implement AQR through our network operations centers ("NOCs"). Our NOCs use leading network management tools from Hewlett-Packard and a number of other vendors, which are integrated with our AQR systems to enable us to monitor, test and diagnose all components of The iBasis Network. NOCs in Burlington, Massachusetts, Amsterdam and Hong Kong are staffed by network and traffic engineers to provide expert coverage 7 days a week, 24 hours a day, 365 days a year, and are equipped with:

- tools that support the monitoring and analysis of various components of The iBasis Network to identify and address potential network problems before they affect our customers;
- system redundancy, including power back-up; and
- a help desk that allows us to respond quickly to our customers' needs and concerns.

Engineering and Network Operations

Our engineering and network operations activities are primarily focused on developing, improving and expanding The iBasis Network and increasing the efficiency of our interconnections with buyers and sellers of telecommunications services. These activities include the development of specific tools for our networks, such as our patent-pending Assured Quality Routing and PathEngine technologies, as well as specialized interconnection technologies like our DirectVoIP Broadband service, which is designed to meet the needs of providers of consumer VoIP services. In addition, our engineering personnel contribute to the support and operation of our global network operations centers, which oversee and coordinate the operation of our ICOs and IBOs. Engineering and network operations activities for the expansion and support of the network of KPN GCS has to-date been provided by KPN under a service level agreement between KPN GCS and KPN.

Markets and Customers

According to TeleGeography, the global market for international phone service was estimated to be approximately a $73 billion market in 2006 and international voice minutes grew 11% from 2005 to 2006. As a subset, international VoIP traffic grew 31% in that same period to approximately 60 billion minutes. The portion of international traffic carried by wholesalers like us grew 19% over the same period as more carriers turned to wholesalers to handle their international business. In all but two of the 15 years from 1992 to 2006 the rate of increase in traffic volume has outstripped the rate of decline in pricing, providing the opportunity for continued revenue growth. With the increasing migration of international traffic to VoIP and the growth in calls that are originating as IP through incumbent and emerging providers, including cable operators, growth of international VoIP traffic is likely to continue and even to accelerate. This reinforces the growth opportunities for us, as it is natural for providers who are originating their traffic on IP to turn to VoIP carriers, like us, to avoid unnecessary conversions to TDM to complete their international calls.

As of December 31, 2007, we provided services to approximately 800 carriers worldwide. Other than revenue from Royal KPN, no one carrier accounted for 10% or more of revenue in 2007, 2006 or 2005. For further discussion of geographic revenues, refer to Note 5 in our Notes to Consolidated Financial Statements.

In countries where we terminate our traffic, we have established relationships with large national carriers ("PTTs") and other local service providers that have strong local market expertise and relationships.

Increasingly, traffic flows are becoming reciprocal—formerly distinct customers and suppliers are becoming "trading-partners"—as deregulation and competition erode the distinction between the business models of our customers and suppliers. We expect continued growth in both size and profitability as this trend progresses and we further consolidate our position as a leading carrier that interconnects the world's local service providers.

Deregulation and increased competition in the telecommunications industry has caused prices for long distance telephone services to steadily decline, particularly in the U.S. and Western Europe. Regulatory pressure on mobile operators, particularly in the European Union, are lowering mobile termination rates. As a wholesale provider of long distance telephone services, our margins in this business reflect the effect of these lower prices. We attempt to offset the effect of these lower prices by negotiating lower costs from our call termination partners and by increasing the cost efficiency and utilization of our network. We have implemented a strategy to leverage retail traffic originating from both our Trading customers and our own Retail services to drive higher margins than we might typically realize from our Trading services. With our prepaid calling cards and Pingo, we are able to charge per-minute rates that can exceed our wholesale long distance rates, as well as generate revenue from fees typically associated with the use of prepaid services.

Sales and Marketing

Sales Strategy. Our sales efforts for the wholesale Trading business target leading fixed line and wireless telecommunications carriers globally as both buyers of international minutes and sellers of termination capacity, as well as emerging providers of consumer VoIP services over broadband connections. Our sales force is comprised of experienced personnel with well-established relationships in the telecommunications industry, based in key markets worldwide and typically responsible for business development in a small number of countries regionally. Our sales process often involves a test of our services by potential originating customers in which they route traffic over our network to a particular country. Our experience to date has been that once a carrier has begun to use our network for a single country and finds our quality to be acceptable, the sales process for increasing the volume of traffic they send to us and increasing the number of destinations for which they use our network becomes incrementally easier. We also seek to cultivate relationships with service providers that can terminate the local leg of international calls. Our country managers actively pursue connections with capable termination partners in their regions. Our ability to deliver a high volume of traffic, due to our interconnections with more than 550 carriers with international minutes, makes us an attractive potential partner for local service providers.

Since the closing of the KPN Transaction, we have been training our sales people on the Company's total product portfolio to enable our sales people to be able to sell all of our products.

As deregulation and competition push all local service providers to both originate and terminate as much traffic as possible on their local networks, we believe we will increasingly enjoy "reciprocal" relationships with the providers with which we do business, further improving sales productivity.

We have offices providing sales coverage in Europe, Africa, the Middle East, Latin America, the Asia-Pacific region, and North America.

Marketing Strategy. In our wholesale Trading business, we seek to attract termination partners as well as customers and therefore address our marketing efforts to both. A very large portion of retail origination continues to be controlled by large incumbent retail carriers. We believe that we have largely achieved our primary marketing objectives of awareness and acceptance among incumbent retail carriers, as evidenced by our penetration of these carriers in the major developed regions of the world. We continue to reinforce our brand presence with incumbent retail carriers to help increase our share of international traffic. We also concentrate on state-owned carriers, known as PTTs, in Asia and in developing economies generally, who we view as natural customers. In addition, we have focused marketing efforts on raising awareness of our business among emerging consumer VoIP companies, cable operators, prepaid calling card providers, and mobile operators, which represent signficant growth opportunities for us.

While we increasingly expect our customers to also be our termination partners, local circumstances in many countries still are such that we also look to partner with ISPs, new Competitive Local Exchange Carriers ("CLECs") and specialist termination providers, many of which are start-ups formed specifically to terminate international traffic. Connecting with multiple terminating providers in a given destination provides us with greater capacity and leverage in negotiations to reduce costs.

Our marketing activities include sponsoring, exhibiting and presenting at industry trade shows and conferences, media and industry analyst relations, a comprehensive website, and regular communications with our existing customer base.

Our sales and marketing strategy for our Retail services business differs for the disposable prepaid calling card business and the Pingo eCommerce business. For the calling card business, we are focused on the following areas:

- expanding the portfolio of iBasis-branded calling cards;
- increasing our share of existing distributors' business and cultivating new distributors;
- expanding gross margins; and
- enhancing quality.

In developing our own calling card brands, in addition to supporting established brands of our distributors, we are building the presence of select brands in multiple markets across multiple distributors. These brands leverage a common rate and fee structure and are able to leverage common design and advertising, which enhances both administrative and marketing efficiency while building distributor and customer loyalty.

In late 2007, we launched the iBasis TruePrompts™ campaign, which we believe will enhance consumers' trust in our prepaid calling cards by guaranteeing delivery of the minutes advertised or prompted on each call. In the short term, TruePrompts may temporarily slow growth in Retail until competitors throughout the segment implement similar measures, as it may appear to less sophisticated consumers that iBasis provides fewer minutes on its calling cards compared to a competitor's card. In the longer term, we believe that clear disclosure and greater transparency in pricing are good developments for the prepaid calling card industry overall and in particular for us as they will enhance the competitive advantage of our lower cost structure.

To broaden our calling card distribution we identify the leading established distributors in major urban markets in the U.S. and work to establish mutually beneficial relationships. These distributors possess the local market knowledge and relationships with retail outlets required to effectively build market presence for our calling cards. Some of our distributors operate as master distributors supporting smaller sub-distributors that help to broaden and reinforce their market share within various territories or types of outlets. We expand distribution into new ethnic and geographic markets by leveraging existing relationships and by pursuing new distributors as necessary. Expanding gross margins in the prepaid calling card business is a function of managing card lifecycles. Typically, new cards are introduced with very aggressive promotional pricing to build distributor and retailer enthusiasm and consumer interest. Once the card has proven its quality and reliability we move beyond the promotional stage into production, enabling us to realize higher margins. As we establish our presence in the calling card market, the overall age of our product portfolio will increase, essentially resulting in more product having graduated from the promotional phase into producing higher margins.

The sales and marketing strategy for our Pingo service leverages the cost-efficiency and tracking capabilities of on-line paid placement advertising on major search engines, such as Google and Yahoo, as well as opportunistic online banner advertising and editorial placement, particularly on ethnic and travel-oriented websites, and occasional print advertising in well-targeted publications. We also drive business though a web-based affiliate sales program, and promotion of free trial cards at events and through distribution partners. In addition, we leverage search engine optimization techniques on the Pingo.com website to maximize natural search results. We have retained a search engine marketing firm and an online creative firm with specific expertise and proprietary technology designed to optimize our online advertising investments. When prospects visit the Pingo website, we utilize special bonus awards and promotions to encourage initial purchase. We also maintain communicaton with our existing Pingo customers through frequent email announcements to encourage use of the service, recharges, and referrals, as well as provide rewards for their loyalty.

Strategic Technology Relationships

Strategic technology relationships are important because they give us early access to new technologies, a voice in vendors' development direction and because strategic partners engage with us in support of our sales and marketing programs.

The iBasis Network is a Cisco Powered™ network and we have continued to maintain a strong technology and business relationship with Cisco Systems. This designation means that The iBasis Network is built predominantly with Cisco products and technologies and meets a high standard of reliability and performance. As a Cisco Powered™ network, we have enhanced access to Cisco technical resources and are able to more quickly deliver new capabilities and service features. We also have formed relationships with NextPoint (formerly NexTone), a leading provider of session border controllers, which are deployed in our ICOs and provide interoperability and protocol conversion capabilities, and with Digium, the supplier of our transcoding platform, which is deployed as part of our DirectVoIP Broadband offering.

Competition

We compete in two markets: international voice termination services, which we sell on a wholesale basis to other carriers, and retail prepaid calling services which we sell to consumers directly and through distributors. As described more completely in Item 1A "Risk Factors," the market for voice services is highly competitive. We compete with other wholesale trading carriers worldwide. Many of these carriers have more resources, longer operating histories and more established positions in the communications marketplace, and, in some cases, have begun to develop VoIP capabilities. We also compete with smaller companies, including those that may be specialists in just one or two routes. We compete with our own customers who have or may develop the ability to carry traffic themselves, including retail carriers who develop their own international networks or interconnect with one another and exchange international traffic by "meeting" in a major telecom hub. At present, we do not compete with cable operators, or local exchange carriers, such as the former U.S. Regional Bell Operating Companies ("RBOCs"). Also, at present, we do not compete with emerging retail VoIP carriers as most have not developed international networks. We compete principally on quality of service and price. In the overall international long distance market, which was approximately 298 billion minutes of phone calls in 2006, based on current information, we are among the three largest carriers with approximately 7% market share.

In the retail prepaid calling card business, we compete with major telecommunications carriers and many smaller telecommunications providers. Many of our competitors have a longer operating history and a more established market presence in the retail prepaid calling card business than we do. Also, many of these competitors have greater resources. Our Pingo business competes with other on-line sellers of prepaid calling cards and services. Many of these operate on-line catalogs, selling the same cards that are available in physical form in retail stores. Because we terminate our retail traffic on our own VoIP network, we believe we enjoy a competitive advantage over the majority of competing calling card companies and online retailers.

Although the market for wholesale international traffic and retail prepaid calling services is highly competitive and will almost certainly remain so, we believe that our scale, comprehensive voice product portfolio, global footprint, sophisticated and automated back-office systems, and our patent-pending ability to manage traffic across the low-cost Internet while maintaining required quality, collectively represent a competitive advantage that will allow us to continue expanding both volume and margins.

Government Regulation

As more fully described in Item 1A "Risk Factors," our business is subject to U.S. and foreign laws, which may include those relating to telecommunications.

We hold a license to provide interstate and international telecommunications services from the Federal Communications Commission ("FCC") and we have obtained or are in the process of obtaining appropriate regulatory authority, and filing appropriate tariffs, regarding the Retail business in certain states. Additional aspects of our operations may currently be, or become, subject to state or federal regulations governing licensing, universal service funding, advertising, disclosure of confidential communications or other information, excise taxes, U.S. embargos and other reporting or compliance requirements.

While the FCC has maintained that information service providers, including VoIP providers, are not telecommunications carriers for regulatory purposes, various entities have challenged this premise, both before the FCC and at various state government agencies. The FCC has ruled that certain communications carried in part utilizing the IP format, including prepaid calling card services such as those we provide, are regulated telecommunications services for which certain regulatory obligations, such as federal USF payments and access charge payments, apply. The FCC is presiding over several proceedings related to VoIP services and the extent that IP capabilities insulate such offerings from traditional regulation such as access charges, universal service, and interconnection rights for VoIP providers. Adverse rulings or rulemakings could subject us to licensing and reporting requirements and additional fees and charges.

The regulatory treatment of VoIP and other iBasis services varies widely among other countries and is subject to constant change. Until recently, most countries did not have regulations addressing VoIP or other VoIP services such as calling cards, in some cases classifying these services as unregulated services. As the VoIP market has grown and matured, increasing numbers of regulators have begun to reconsider whether to regulate VoIP and other VoIP services. Some countries currently impose little or no regulation on VoIP or VoIP services. Conversely, other countries that prohibit or limit competition for traditional voice telephony services generally do not permit Internet telephony or VoIP services or strictly limit the terms under which such services may be provided, even imposing criminal penalties for individuals associated with such offerings. Still other countries regulate VoIP and VoIP services like traditional voice telephony services, requiring VoIP companies to obtain licenses, incorporate local subsidiaries, make universal service contributions and pay other taxes.

We have advocated and supported deregulation for free and open market competition in a variety of countries.

Intellectual Property

We regard our copyrights, service marks, trademarks, trade dress, trade secrets, patents, patent applications and similar intellectual property as critical to our success and we rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners, and others to protect our proprietary rights. Our policy is to seek patent protection of the technology, inventions and improvements that we consider important to the development of our business. As of December 31, 2007 we had several pending U.S. patent applications for The iBasis Network and other inventions related to our business and, in March 2008, we were granted our first patent for our methods of monitoring the quality of various routes to send calls through the Internet. We have also entered into a licensing arrangement with Royal KPN granting us rights to Royal KPN's portfolio of patents, and Royal KPN has been granted a cross-license to our patent portfolio. We pursue the registration of our trademarks and service marks in the United States and overseas. We have been granted trademark registration for various marks related to our business, including *iBasis, Pingo, Assured Quality Routing, PremiumCertified, The last calling card you'll ever need!*, and several marks related to our prepaid calling card products in the United States, and the European community. In addition, we have pending registration applications for other service marks. We also rely on trade secrets, technical know-how and continuing innovation to develop and maintain our competitive position. We have granted licenses in the ordinary course of business for occasional use of our name, logo, trademarks and/or servicemarks to certain marketing partners pursuant to joint marketing and/or other agreements. Likewise, we have been granted certain licenses for use in the ordinary course of business.

Employees

As of December 31, 2007, we employed 390 people. Our employees are not represented by a labor union, except that approximately 70 employees of KPN GCS are subject to the Royal KPN Collective Labor Agreement.

Geographic Areas

For financial information about geographic areas, see Note 5, "Business Segment and Geographic Information" to our Consolidated Financial Statements.

Item 1A. ***Risk Factors***

Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with the information contained elsewhere in this report, before you make a decision to invest in our company.

Factors That May Affect Future Results and Financial Condition

Risk Related to our Historical Stock Option Granting Practices

We cannot predict the outcome of the SEC's formal investigation of our past stock option granting practices. The investigation has required, and may continue to require, significant management time and attention, as well as additional accounting and legal expense, and could result in civil and/or criminal actions seeking, among other things, injunctive and monetary relief from us.

The SEC's formal investigation of our past stock option practices is ongoing. We continue to fully cooperate with the SEC and have provided the staff with extensive documentation relating to the Special Committee's investigation and our internal review of our historical financial statements. The SEC investigation and requests for information have required significant management attention and resources. The period of time necessary to resolve the SEC investigation is uncertain, and these matters could require significant additional attention and resources which could otherwise be devoted to the operation of our business. We have incurred substantial expenses with third parties for legal, accounting, tax and other professional services in connection with these matters and expect to continue to incur significant expenses in the future, which may adversely affect our results of operations and cash flows. While we will continue to cooperate with the SEC regarding this matter, there can be no assurance that our efforts to resolve the SEC's investigation will be successful and we cannot predict whether we will be able to reach any type of resolution with the SEC.

Further, there is no assurance that other regulatory inquiries will not be commenced by other U.S. federal, state or foreign regulatory agencies and as a result, we are subject to the risk of additional litigation and regulatory proceedings or actions in connection with the Special Committee investigation and the related restatement, which would also lead to substantial expenses that may adversely affect our financial condition, results of operations or cash flows.

Following the Special Committee investigation, two derivative civil action lawsuits were brought, purportedly on our behalf, which have required and may continue to require significant management time and attention and result in significant legal expenses and may result in an unfavorable outcome against our management, which could require us to pay substantial judgments or settlements pursuant to any indemnification obligations that we may have with them, and which could have a material adverse effect on our business, financial condition and results of operations.

Following the Special Committee investigation, two derivative civil claims were filed, purportedly on our behalf, against certain of our current and former officers and directors. See Item 3 (Legal Proceedings), "Actions Pursuant to Options Investigation" below. The suits were consolidated into a single suit on June 15, 2007, alleging violations of Section 14(a) of the Securities Exchange Act of 1934 and Section 304 of the Sarbanes Oxley Act of 2002 (SOX) and raisingd state law claims including unjust enrichment, breaches of fiduciary trust and waste of corporate assets. The court dismissed the case in December 2007, holding that the plaintiffs failed to assert viable federal claims under either Section 14(a) or SOX Section 304. The court also dismissed the remaining state law claims on jurisdictional grounds. Plaintiffs filed a motion for reconsideration in late December 2007 and we filed an opposition to this motion in January 2008 and we are currently awaiting the court's decision. If the motion for reconsideration is denied, plaintiffs could still re-file the state law claims in state court or in federal court asserting diversity jurisdiction.

The amount of time to resolve these lawsuits is unpredictable, and in defending themselves, our management's attention may be diverted from the day-to-day operations of our business, which could adversely affect our business, financial condition and results of operations. In addition, an unfavorable outcome of such litigation could require us to incur significant legal expenses and substantial judgments or settlements pursuant to any indemnification obligations that we may have with our officers and directors, which could also have a material adverse effect on our business, financial position, results of operations or cash flows.

Our insurance coverage may not be sufficient to cover our total liabilities in either of these actions if we are obligated to indemnify (and advance legal expenses to) former or current directors or officers in accordance with the terms of our certificate of incorporation, bylaws, other applicable agreements, and Delaware law. We currently hold insurance policies for the benefit of our directors and officers, although our insurance coverage may not be sufficient in either of these matters. Furthermore, the underwriters of our directors and officers insurance policy may seek to rescind or otherwise deny coverage in some or all of these matters, in which case we may have to self-fund the indemnification amounts owed to such directors and officers.

We have incurred and our option holders have incurred tax liabilities which has caused us to, and may continue to cause us to, pay taxes, penalties and interest for the late payment of our withholding tax obligations and payments to our affected option holders to offset against their additional tax liabilities.

As a result of determining revised measurement dates for certain of our stock options, we have recorded payroll withholding tax related adjustments for certain options previously classified as ISO grants under the Internal Revenue Code. Such stock options were determined to have been granted with an exercise price below the fair market value of our common stock on the revised measurement date. As a result, such stock options do not qualify for ISO tax treatment. The disqualification of ISO classification and the resulting conversion to non-qualified stock option status results in withholding taxes on the exercise of such stock options. We may have to pay taxes, penalties and interest for the late payment of withholding tax obligations on past exercises of these non-qualified stock options and make payments to our affected employees to offset their additional tax liabilities.

Risks Related to Our Business

Our results of operations may fluctuate and the market price of our common stock may fall.

Our revenue and results of operations have fluctuated and will continue to fluctuate significantly from quarter to quarter in the future due to a number of factors, some of which are not in our control, including, among others:

- the amount of traffic we are able to sell to our customers, and their decisions on whether to route traffic over our network;
- increased competitive pricing pressure in the international long distance market from emerging and established integrated carriers some of which are much larger and have greater financial resources than we do;
- the percentage of traffic that we are able to carry over the Internet rather than over the more costly traditional public-switched telephone network;
- the loss of arbitrage opportunities resulting from declines in international settlement rates or tariffs;
- our ability to negotiate lower termination fees charged by our local providers;
- our continuing ability to negotiate competitive costs to connect our network with those of other carriers and Internet backbone providers;

- fraudulently sent or received traffic which is unbillable, for which we may be liable;
- credit card fraud in connection with our web-based prepaid offering;
- capital expenditures required to expand or upgrade our network;
- changes in call volume among the countries to which we complete calls;
- the portion of our total traffic that we carry over more lucrative routes could decline, independent of route-specific price, cost or volume changes;
- technical difficulties or failures of our network systems or third party delays in expansion or provisioning system components;
- our ability to manage distribution arrangements and provision of retail offerings, including card printing, marketing, usage tracking, web-based offerings and customer service requirements, and resolution of associated disputes;
- our ability to manage our traffic on a constant basis so that routes are profitable;
- our ability to collect from our customers; and
- currency fluctuations and restrictions in countries where we operate.

Because of these factors and others, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that, in future periods, our results of operations will be significantly lower than the estimates of public market analysts, investors or our own estimates. Such a discrepancy could cause the price of our common stock to decline significantly and adversely affect our profitability.

We may not be able to generate sufficient revenue and gross profit to achieve our revenue and profitability goals in the long term if telecommunications carriers and other communications service providers are reluctant to use our services in sufficient volume.

If the market for international wholesale VoIP telephony and new services does not develop as we expect, or develops more slowly than expected, our business, financial condition and results of operations will be materially and adversely affected.

Our customers may be reluctant to use our VoIP services for a number of reasons, including:

- perceptions that the quality of voice transmitted over the Internet is low;
- perceptions that VoIP is unreliable;
- our inability to deliver traffic over the Internet with significant cost advantages;
- development of their own capacity on routes served by us;
- an increase in termination costs of international calls;
- uncertainty regarding the regulatory status of VoIP services; and
- uncertainty regarding potential patent infringement related to certain VoIP services.

The growth of our core wholesale Trading business depends on carriers and other communications service providers generating an increased volume of international voice and fax traffic and selecting our network to carry at least some of this traffic. Similarly, the growth of Retail services we offer depends on these factors as well as acceptance in the market of the brands that we service, including their respective rates, terms and conditions.

We may not be able to collect amounts due to us from our customers and we may have to disgorge amounts already paid.

Some of our customers have closed their businesses or filed for bankruptcy while owing us significant amounts for services we have provided to them in the past. Despite our efforts to collect these overdue funds, we may never be paid. The bankruptcy court may require us to continue to provide services to these companies during their reorganizations. Other customers may discontinue their use of our services at any time and without notice, or delay payments that are owed to us. Additionally, we may have difficulty in collecting amounts from them. Although we have internal credit risk policies to identify companies with poor credit histories, we may not effectively manage these policies and may provide services to companies that refuse to pay. The risk is even greater in foreign countries, where the legal and collection systems available may not be adequate or impartial for us to enforce the payment provisions of our contracts. Our cash reserves will be reduced and our results of operations will be materially adversely affected if we are unable to collect amounts from our customers.

We have received claims including lawsuits from estates of bankrupt companies alleging that we received preferential payments prior to such companies' bankruptcy filing. We may be required to return amounts received from entities that subsequently become bankrupt. We intend to employ all available defenses in contesting such claims or, in the alternative settle such claims. The results of any suit or settlement may have a material adverse affect on results of operations.

We may increase costs and risks in our business to the extent we rely on third parties.

Vendors. We rely upon third-party vendors to provide us with the equipment, software, circuits, and other facilities that we use to provide our services. For example, we purchase a substantial portion of our VoIP equipment from Cisco Systems. We may be forced to try to renegotiate terms with vendors for products or services that have become obsolete. Some vendors may be unwilling to renegotiate such contracts, which could affect our ability to continue to provide services and consequently render us unable to generate sufficient revenues for our business.

Parties that Maintain Phone and Data Lines and Other Telecommunications Services. Our business model depends on the availability of the public Internet and traditional telephone networks to transmit voice and fax calls. Third parties maintain and own these networks, other components that comprise the public Internet, and business relationships that allow telephone calls to be terminated over the public switched telephone network. Some of these third parties are telephone companies. They may increase their charges for using these lines at any time and thereby increase our expenses. They may also fail to maintain their lines properly, fail to maintain the ability to terminate calls, or otherwise disrupt our ability to provide service to our customers. Any such failure that leads to a material disruption of our ability to complete calls or provide other services could discourage our customers from using our network, which could adversely effect our results of operations.

Local Communications Service Providers. We maintain relationships with local communications service providers in many countries, some of whom own the equipment that translates calls from traditional voice networks to the Internet, and vice versa. We rely upon these third parties both to provide lines over which we complete calls and to increase their capacity when necessary as the volume of our traffic increases. There is a risk that these third parties may be slow, or may fail, to provide lines, which would affect our ability to complete calls to certain destinations. We may not be able to continue our relationships with these local service providers on acceptable terms, if at all. Because we rely upon entering into relationships with local service providers to expand into additional countries, we may not be able to increase the number of countries to which we provide service. Finally, any technical difficulties that these providers suffer, or difficulties in their relationships with companies that manage the public switched telephone network, could affect our ability to transmit calls to the countries that those providers help serve.

Strategic Relationships. We depend in part on our strategic relationships to expand our distribution channels and develop and market our services. Strategic relationship partners may choose not to renew existing arrangements on commercially acceptable terms, if at all. In general, if we lose these key strategic relationships, or if we fail to maintain or develop new relationships in the future, our ability to expand the scope and capacity of our network and services provided, and to maintain state-of-the-art technology, would be materially adversely affected.

Distributors of prepaid calling cards to retail outlets. We make arrangements with distributors to market and sell prepaid calling cards to retail outlets. In some cases, we rely on these distributors to print cards, prepare marketing material, activate accounts, track usage and other data, and remit payments collected from retailers. There is a risk that distributors will not properly perform these responsibilities, comply with legal requirements, or pay us monies when due. We may not have adequate contractual or credit protections against these risks. There is also a risk that we will be ineffective in our efforts to implement new systems, policies covering customer care, disclosure, privacy, and certain technical and business processes. The result of any attendant difficulties may have a material impact on our business.

We may not be able to succeed in the intensely competitive market for our wholesale Trading services or for prepaid calling services.

We compete in our wholesale Trading business principally on quality of service and price. In recent years, prices for international long distance telephone services have been declining as a result of deregulation and increased competition. We face competition from the wholesale service operations of major telecommunications carriers, including AT&T, British Telecom, Deutsche Telekom, Verizon/MCI and Qwest, as well as new emerging carriers. We also compete with Internet protocol and other VoIP service providers who route traffic to destinations worldwide. VoIP service providers that presently focus on retail customers may in the future enter the wholesale market and compete with us. If we can not offer competitive prices and quality of service our business could be materially adversely affected.

The market for prepaid calling services is extremely competitive. Hundreds of providers offer calling card products and services. We have relatively recently begun offering prepaid calling card and related web-based services and have little prior experience in these businesses. Advertising and pricing practices by some providers in the prepaid calling card industry are aggressive and can be misleading which may put us at a competitive disadvantage. Many of our prepaid calling services are marketed primarily to immigrant communities. If changes in immigration policy or other factors, including general economic conditions cause a reduction in the foreign born population living in the U.S. our business may suffer. If we do not successfully maintain and expand our distribution channel and enter geographic markets in which our rates, fees, surcharges, country services, and our other products and service characteristics can successfully compete, our business could be materially adversely affected.

We are subject to downward pricing pressures and a continuing need to renegotiate overseas rates.

As a result of numerous factors, including increased competition and global deregulation of telecommunications services, prices for international long distance calls have been decreasing. This downward trend of prices to end-users has caused us to lower the prices we charge communications service providers and calling card distributors for call completion on our network. If this downward pricing pressure continues, we may not be able to offer our VoIP services at costs lower than, or competitive with, the traditional voice network and VoIP services with which we compete. Moreover, in order for us to lower our prices, we have to renegotiate rates with our overseas local service providers who complete calls for us. We may not be able to renegotiate these terms favorably enough, or fast enough, to allow us to continue to offer services in a particular country on a cost-effective basis. The continued downward pressure on prices and our failure to renegotiate favorable terms in a particular country could have a material adverse effect on our ability to operate our network and business profitably.

A variety of risks associated with our international operations could materially adversely affect our business.

Because we provide many of our services internationally, we are subject to additional risks related to operating in foreign countries. In particular, in order to provide services and operate facilities in some countries, we have established subsidiaries or other legal entities or may have forged relationships with service partners or entities set up by our employees. We also rely on our own employees to maintain certain functions of our Internet central offices and, in some cases, to deploy and operate our smaller points of presence installations. Associated risks include:

- uncertainty regarding or unexpected changes in tariffs, trade barriers and regulatory requirements relating to Internet access or VoIP;
- economic weakness, including inflation, or political instability in particular foreign economies and markets;
- difficulty in collecting accounts receivable;
- compliance with varying tax, consumer protection, telecommunications, and other laws;
- compliance with tax, employment, securities, immigration, labor and other laws for employees living and traveling, or conducting business, abroad, which may subject them or us to criminal or civil penalties;
- foreign currency fluctuations, which could result in increased operating expenses and reduced revenues;
- unreliable government power to protect our rights and those of our employees;
- exposure to liability under the Foreign Corrupt Practices Act or similar laws in foreign countries;
- other obligations or restrictions, including, but not limited to, criminal penalties against us or our employees incident to doing business or operating a subsidiary or other entity in another country;
- individual criminal exposure of our employees, some of whom have been sought by law enforcement agencies abroad to answer for the activities of the Company;
- the personal safety of our employees and their families who at times have received threats of, or who may in any case be subject to, violence, and who may not be adequately protected by legal authorities or other means; and
- inadequate insurance coverage to address these risks.

These and other risks associated with our international operations may materially adversely affect our ability to maintain profitable operations.

We may undertake strategic acquisitions or dispositions, or may be the target of similar strategic initiatives, that could be difficult to integrate or could damage our business.

In addition to the KPN Transaction and the proposed transaction with TDC, the leading telecommunications company in Denmark, that we announced on January 14, 2008, we may acquire businesses and technologies that complement or augment our existing businesses, services and technologies. We may also be subject to, or participate in, strategic activities by others that result in a transfer of control of our assets or control of our outstanding shares of stock. We may need to raise additional funds through public or private debt, equity financing or issue more shares to affect such activities, which may result in dilution for shareholders and the incurrence of indebtedness. We may have difficulty integrating any additional businesses into our existing business and the process of any acquisitions or subsequent integration could divert management's attention and expend our resources. We may not be able to operate acquired businesses profitably or otherwise implement our growth strategy successfully.

If we are unable to effectively integrate any new business into our overall business operations, our costs may increase and our business results may suffer significantly.

We may need to sell existing assets or businesses in the future to generate cash or focus our efforts on making our core Wholesale Trading business profitable. As with many companies in our sector that have experienced rapid growth in recent years, we may need to reach profitability in one market before entering another. In the future, we may need to sell assets to cut costs or generate liquidity.

If we are not able to keep up with rapid technological change in a cost-effective way, the relative quality of our services could suffer.

The technology upon which our services depend is changing rapidly. Significant technological changes could render the hardware and software that we use obsolete, and competitors may begin to offer new services that we are unable to offer. If we are unable to respond successfully to these developments or do not respond in a cost-effective way, we may not be able to offer competitive services and our business results may suffer.

We may not be able to expand and upgrade our network adequately and cost-effectively to accommodate any future growth.

Our business requires that we handle a large number of international calls simultaneously. As we expand our operations, we expect to handle significantly more calls. If we do not expand and upgrade our hardware and software quickly enough, we would not have sufficient capacity to handle the increased traffic and growth in our operating performance would suffer as a result. Even with such expansion, we may be unable to manage new deployments or utilize them in a cost-effective manner. In addition to lost growth opportunities, any such failure could adversely affect customer confidence in The iBasis Network and could result in us losing business.

We may not be able to maintain our routing, reporting, and billing systems and related databases adequately and cost-effectively to accommodate our continuing needs.

Our business requires that we track enormous volumes of data so that we can manage traffic, margin, revenue, and customer accounts. We constantly measure and upgrade our technical capabilities, and develop new tools to address our needs. If we do not maintain these systems or modify them in an appropriate manner, or bill our customers properly, our business will be negatively affected.

Single points of failure on our network may make our business vulnerable.

We operate three Network Operations Centers as well as numerous Internet central offices and other points of presence throughout the world. In some cases, we have designed redundant systems, provided for excess capacity, and taken other precautions against platform and network failures as well as facility failures relating to power, air conditioning, destruction, or theft. Nonetheless, some of our infrastructure and functionality, including those associated with certain components of our Retail business, operate as a single point of failure, meaning, failures of the type described may prohibit us from offering services at all at any given time. The potential of such a failure may discourage others from using our network, which may adversely impact our business.

We depend on our current personnel and may have difficulty attracting and retaining the skilled employees we need to execute our business plan.

Our future success will depend, in large part, on the continued service of our key management and technical personnel. If any of these individuals or others we employ are unable or unwilling to continue in their present positions, our business, financial positon, results of operations or cash flows could suffer. We do not carry key person life insurance on our personnel.

We will need to retain skilled personnel to execute our plans.

Our future success will also depend on our ability to attract, retain and motivate highly skilled employees, particularly engineering and technical personnel. Past reductions in our workforce or restrictions on salary increases or payment of bonuses may make it difficult to motivate and retain employees and contractors, which could affect our ability to deliver our services in a timely fashion and otherwise negatively affect our business.

We can not ensure that our existing capital will be sufficient to meet our requirements for the future and a failure to obtain necessary additional capital could jeopardize our operations.

We may need additional capital in the future to fund our operations, finance investments in equipment and corporate infrastructure, expand our network, increase the range of services we offer and respond to competitive pressures and perceived opportunities. We may not be able to obtain additional financing on terms acceptable to us, if at all. If we raise additional funds by selling equity securities, the relative equity ownership of our existing investors could be diluted or the new investors could obtain terms more favorable than previous investors. A failure to obtain additional funding could prevent us from making expenditures that are needed to allow us to grow or maintain our operations.

Risks Related to Regulatory Matters

The telecommunications industry is subject to domestic governmental regulation and legal uncertainties and other laws that could materially increase our costs and prevent us from executing our business plan.

Under FCC rules, services classified as telecommunications services have been subject to regulation, whereas services classified as information or enhanced services have been largely exempt from regulation, including the requirement to pay access charges. We have taken the position that our wholesale Trading services are enhanced services that are exempt from traditional regulation that applies to telecommunications services. While the FCC has traditionally maintained that information service providers, including VoIP providers, do not provide telecommunications services for regulatory purposes, various entities have challenged this policy at the state and federal levels and the FCC has begun to regulate certain aspects of various types of VoIP services. For example, in 2004, the FCC concluded that long distance calls that begin and end as regular calls but use IP to transport some portion of the call are telecommunications services. As indicated above, the FCC also concluded that prepaid calling cards that utilize IP-transport are telecommunications services, not information services. Additionally, the FCC has issued a variety of orders that have imposed additional regulatory obligations on certain VoIP providers. For example, the FCC found that certain VoIP services that interconnect with the traditional public telephone network ("Interconnected VoIP Services") must begin making Universal Service Fund, or USF, contributions, provide 911 and Telecommunications Relay Services, comply with certain law enforcement intercept obligations, and also comply with other regulatory reporting requirements. To date, however, the agency has declined to determine whether Interconnected VoIP Service is a telecommunications service or an information service.

As a result of these and other rulings, aspects of our operations may currently be, or may become, subject to state or federal regulations governing licensing, USF funding, interstate or intrastate access charges, advertising, disclosure of confidential communications or other information, excise and other fees, taxes and surcharges, U.S. embargos and other reporting or compliance requirements.

We hold a license to provide interstate and international telecommunications services from the Federal Communications Commission ("FCC") and we have obtained or are in the process of obtaining appropriate regulatory authority, and filing appropriate tariffs, regarding the Retail business in certain states. Additional aspects of our operations may currently be, or become, subject to state or federal regulations governing licensing, universal service funding, advertising, disclosure of confidential communications or other information, excise taxes, U.S. embargos and other reporting or compliance requirements.

In the event of an audit from the federal Universal Service Administrator or complaint from a local access provider, we could be subject to arrearages for USF contributions or access charges.

Although we believe that our interstate wholesale Trading products qualify as information services that are exempt from federal USF contributions, we have, as of January 1, 2005, reported our Wholesale Trading revenues to the FCC as telecommunications revenues, while reserving our rights.

We have offered our prepaid international calling card services on a wholesale basis to international carrier customers, and others, some of which provide these services to end-user customers, enabling them to call internationally over The iBasis Network. We participate in selling and marketing of calling cards through a network of distributors on a retail basis. We also offer a web-based retail prepaid calling card offering. Although the calling cards are primarily used for international calling, we have not blocked the ability of users to place interstate and intrastate calls and we have not in every instance required our wholesale customers or distributors to provide evidence of their compliance with U.S. and state regulations.

The Federal Telecommunications Act of 1996 requires that payphone service providers be compensated for all completed calls originating from payphones in the United States. The FCC's rules require the last switched-based carrier to compensate payphone providers, and further require that all carriers in the call chain implement a call-tracking system, utilize it to identify such calls, provide an independent audit of the adequacy of such system, and provide a report on these matters to the FCC and others in the call chain, unless alternative contractual arrangements have been made. We have indirectly paid, and intend to continue paying, payphone service providers as part of our prepaid calling card business. We have contracted with a clearinghouse to remit funds directly to payphone service providers for calls originating from payphones utilizing our prepaid calling cards. For all other types of traffic related to our wholesale Trading business, we believe that we are not responsible for payphone compensation, but rather that the carrier that precedes us bears that responsibility. In accordance therewith, for traffic related to our wholesale Trading business, we have in most cases sought to apportion such responsibility by contract.

We have also been questioned by regulators about our offerings. Under current standards and recent FCC decisions, the FCC and state regulatory authorities may not agree with our positions. If they do not, we could be penalized, become subject to regulation at the federal and state level for both our wholesale Trading business, in addition to our Retail business, and could become subject to licensing and bonding requirements, federal and state fees and taxes, and other laws, all of which could materially affect our business.

We are also subject to federal and state laws and regulations regarding consumer protection, advertising, and disclosure regulations. These rules could substantially increase the cost of doing business domestically and in any particular state. Law enforcement authorities may utilize their powers under consumer protection laws against us in the event we do not meet legal requirements in a given jurisdiction which could either increase costs or prevent us from doing business there.

We are subject to other laws related to our business dealings that are not specifically related to telecommunications regulation. As an example, the Office of Foreign Asset Control of the U.S. Department of the Treasury, or OFAC, administers the United States' sanctions against certain countries. OFAC rules restrict many business transactions with such countries and, in some cases, require that licenses be obtained for such transactions. We may currently, or in the future, transmit telephone calls between the U.S. and countries subject to U.S. sanctions regulations and undertake other transactions related to those services. We have undertaken such activities via our network or through various reciprocal traffic exchange agreements to which we are a party. We have received licenses from OFAC to send traffic to some countries and, if necessary, will remain in contact with OFAC with regard to other transactions. Failure to obtain proper authority could expose us to legal and criminal liability.

Foreign government telecommunications regulation could also affect our costs.

Our Retail and wholesale Trading services are offered in foreign jurisdictions. The regulation of VoIP differs from jurisdiction to jurisdiction. We cannot be certain that we or our partners and distributors are in compliance with all of the relevant regulations and laws in each of the foreign jurisdictions in which we operate at any given point in time. As a result, changes in regulation in foreign jurisdictions or failure to comply with applicable foreign laws and regulations can subject us to enforcement action and penalties that could negatively affect our business and ability to continue to provide services in these foreign jurisdictions. In addition, in numerous countries where we operate or plan to operate, we may be subject to many local laws and regulations that, among other things, may restrict or limit the ability of telecommunications companies to provide telecommunications services in competition with state-owned or state-sanctioned dominant carriers.

Other international governmental regulation and legal uncertainties and other laws could limit our ability to provide our services, make them more expensive, or subject us or our employees to legal or criminal liability.

Many countries currently prohibit or limit competition in the provision of traditional voice telephony services. In some of those countries, licensed telephony carriers as well as government regulators and law enforcement authorities have questioned our legal authority and/or the legal authority of our service partners or affiliated entities and employees to offer our services. We may face similar questions in additional countries. Our failure to qualify as a properly licensed service provider, or to comply with other foreign laws and regulations, could materially adversely affect our business, financial condition and results of operations, including subjecting us or our employees to taxes and criminal or other penalties and/or by precluding us from, or limiting us in, enforcing contracts in such jurisdictions.

It is also possible that countries may apply to our activities laws relating to services provided over the Internet, including laws governing:

- sales and other taxes, including payroll-withholding applications;
- user privacy;
- pricing controls and termination costs;
- characteristics and quality of products and services;
- qualification to do business;
- consumer protection;
- cross-border commerce, including laws that would impose tariffs, duties and other import restrictions;

- copyright, trademark and patent infringement; and
- claims based on the nature and content of Internet materials, including defamation, negligence and the failure to meet necessary obligations.

If foreign governments or other bodies begin to impose related restrictions on our services or otherwise enforce criminal or other laws against us, our affiliates or our employees, such actions could have a material adverse effect on our operations.

The termination cost for the termination of calls to mobile networks in Germany are subject to regulatory control. A decision by the German regulatory authority to reduce the mobile termination rates, or MTRs, effective in November 2006 has been challenged by the affected mobile network operators, or MNOs, in the German courts. Although we are not a party to these proceedings, under our contracts with these MNOs, a decision by the German court to repeal the reduction of the MTR on a retroactive basis would permit the MNOs to retroactively increase the MTR charged to us for the termination of calls to their networks. Although we have taken steps to allow us to pass these potential cost increase on to our customers, there can be no assurance that we will be successful in doing so in all cases. We can not at this time assess the likelihood that German court will retroactively repeal the reduction in the MTRs or the amount of any potential loss that we might suffer as a result.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property, our competitive position would be adversely affected.

We rely on patent, trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property. Unauthorized third parties may copy our services or reverse engineer or obtain and use information that we regard as proprietary. End-user license provisions protecting against unauthorized use, copying, transfer and disclosure of any licensed program may be unenforceable under the laws of certain jurisdictions and foreign countries. We may seek to patent certain processes or equipment in the future. We do not know if any of our pending patent applications will be issued with the scope of the claims we seek, if at all. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate and third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. If we fail to protect our intellectual property and proprietary rights, our business, financial condition and results of operations would suffer.

Our services might be found to infringe the intellectual property rights of others.

We believe that we do not infringe upon the valid proprietary rights of any third party. Nonetheless, we have received claims that our products or brands, or those of our retail prepaid calling card distributors, infringe valid patents or trademarks. Such claims, even if resolved in our favor, could be substantial, and the litigation could divert management efforts. It is also possible that such claims might be asserted successfully against us in the future. Our ability to provide services depends on our freedom to operate. That is, we must ensure that we do not infringe upon the proprietary rights of others or have licensed all such rights. A party making an infringement claim could secure a substantial monetary award or obtain injunctive relief that could effectively block our ability to provide services in the United States or abroad. In addition, the assertion of infringement claims by others against our customers, including those providing consumer VoIP services, could adversely affect our business.

We rely on a variety of technologies, primarily software, which is licensed from third parties or is freely available.

Continued use of certain technology by us requires that we purchase new or additional licenses from third parties or, in some cases, avail ourselves of "shareware" or otherwise available open source code. We may not be able to obtain those third-party licenses needed for our business or the technology and software that we do have may not continue to be available to us on commercially reasonable terms or at all. The loss or inability to maintain or obtain upgrades to any such technology or software could result in delays or breakdowns in our ability to continue developing and providing our services or to enhance and upgrade our services.

Risks Related to the Internet and Internet Telephony Industry

If the public Internet infrastructure is not adequately maintained, we may be unable to maintain the quality of our services and provide them in a timely and consistent manner.

Our future success will depend upon the maintenance of the public Internet infrastructure, including a reliable network backbone with the necessary speed, data capacity and security for providing reliability and timely Internet access and services. To the extent that the Internet continues to experience increased numbers of users, frequency of use or bandwidth requirements, the Internet may become congested and be unable to support the demands placed on it and its performance or reliability may decline thereby impairing our ability to complete calls and provide other services using the Internet at consistently high quality. The Internet has experienced a variety of outages and other delays as a result of failures of portions of its infrastructure or otherwise. Future outages or delays could adversely affect our ability to complete calls and provide other services. Moreover, critical issues concerning the commercial use of the Internet, including security, cost, ease of use and access, intellectual property ownership and other legal liability issues, remain unresolved and could materially and adversely affect both the growth of Internet usage generally and our business in particular. Finally, important opportunities to increase traffic on The iBasis Network will not be realized if the underlying infrastructure of the Internet does not continue to be expanded to more locations worldwide.

Network security breaches could adversely affect our operations.

We currently have practices, policies and procedures in place to ensure the integrity and security of our network. Nevertheless, from time to time we have experienced fraudulent activities whereby perpetrators have disguised themselves as our customers and transmitted traffic to us, or have disguised themselves as us and transmitted traffic to our communications service providers and other service providers for termination. While we have undertaken steps to thwart such fraud, including revamping our securities procedures and capabilities and alerting other members of the industry as well as law enforcement personnel, such actions may not be sufficient and financial exposure and reputational damage from fraudulent activities could materially adversely affect us.

Undetected defects in our technology could adversely affect our operations.

Our technology is complex and is susceptible to errors, defects or performance problems, commonly called "bugs". Although we regularly test our software and systems extensively, we can not ensure that our testing will detect every potential bug. Any such bug could materially adversely affect our business.

Our ability to provide our services using the Internet may be adversely affected by computer vandalism.

If the overall performance of the Internet is seriously downgraded by website attacks, failure of service attacks, or other acts of computer vandalism or virus infection, our ability to deliver our communication services over the Internet could be adversely impacted, which could cause us to have to increase the amount of traffic we have to carry over alternative networks, including the more costly public switched telephone network. In addition, traditional business interruption insurance may not cover losses we could incur because of any such disruption of the Internet. While some insurers are beginning to offer products purporting to cover these losses, we do not have any of this insurance at this time.

Risks Related to the KPN Transaction

We may not be able to timely and successfully integrate KPN's international wholesale voice business with our operations, and thus we may fail to realize all of the anticipated benefits of the KPN Transaction.

Integration of KPN's international wholesale voice business into our business is a complex, time consuming and costly process. Difficulties we may encounter include:

- operational interruptions or the loss of key employees, customers or suppliers;
- the risks related to operating a significantly larger company with operations in geographic areas in which we have not previously operated; and
- risks related to consolidating our corporate and administrative functions.

We are also exposed to other risks that are commonly associated with similar transactions, such as unanticipated liabilities and costs, some of which may be material, and diversion of management's attention. As a result, the anticipated benefits of the KPN Transaction, including anticipated synergies, may not be fully realized and our busness may be materially and adversely affected.

KPN owns a majority of the shares of our common stock, and we are a controlled company within the meaning of Nasdaq Marketplace Rules.

Because KPN is deemed to beneficially own, in the aggregate, more than 50% of our common stock, we are a "controlled company" within the meaning of Nasdaq Marketplace Rule 4350(c)(5). As a result, the Company is exempt from Nasdaq rules that require listed companies to have (i) a majority of independent directors on the Board of Directors, (ii) the compensation of executive officers determined by a majority of independent directors or a compensation committee composed solely of independent directors, and (iii) a majority of the independent directors or a nominating committee composed solely of independent directors elect or recommend director nominees for selection by the Board of Directors. Furthermore, as part of the transaction, our by-laws were amended to provide KPN certain board representation rights and certain veto rights. As a result of these changes, and KPN's majority holdings, KPN has the ability to control the outcome of all matters submitted to our stockholders for approval. We cannot make assurances that the interests of KPN will be consistent with the interests of other holders of our common stock, or that KPN will vote its shares of common stock, or exercise its veto rights, in a manner that benefits other holders of our common stock.

Finally, KPN's ownership of 51% of the shares of our common stock could discourage the acquisition of our common stock by potential investors and could have an anti-takeover effect, possibly depressing the trading price of our common stock.

KPN may sell all or a substantial portion of its shares at any time in the future, which could cause the market price of our common stock to decline.

We have not entered into any lock-up agreement with KPN. As a result, the sale, or the possibility of a sale, by KPN of all or a substantial number of its shares in the public market could cause the market price of our common stock to decline. The sale of a substantial number of shares or the possibility of such a sale also could make it more difficult for us to sell our common stock or other equity securities in the future at a time and at a price that we deem appropriate.

Provisions of our governing documents and Delaware law could also discourage acquisition proposals or delay a change in control.

Our certificate of incorporation and our by-laws contain anti-takeover provisions, including those listed below, that could make it difficult for a third party to acquire control of our company, even if that change in control would be beneficial to stockholders:

- our Board of Directors has the authority to issue common stock and preferred stock, and to determine the price, rights and preferences of any new series of preferred stock, without stockholder approval;
- our Board of Directors is divided into three classes, each serving three-year terms;
- a supermajority of votes of our stockholders is required to amend key provisions of our certificate of incorporation and by-laws;
- our by-laws contain provisions limiting who can call special meetings of stockholders;
- our stockholders may not take action by written consent; and
- our stockholders must provide specified advance notice to nominate Directors or submit stockholder proposals.

In addition, provisions of Delaware law and our stock incentive plans may discourage, delay or prevent a change of control of our company or an unsolicited acquisition proposal.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and, in particular, the description of our Business set forth in Item 1, the Risk Factors set forth in this Item 1A and our Management's Discussion and Analysis of Financial Condition and Results of Operations set forth in Item 7 contain or incorporate a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding:

- expectations regarding our ability to expand our market share in our wholesale Trading business;
- our expectations regarding the number of customers that will use our wholesale Trading and Retail services;
- our expectations regarding the future market demand for our wholesale Trading and Retail services;
- the size of our market;
- our business strategy;
- the focus of our marketing efforts;
- the establishment, development and maintenance of relationships with strategic partners;
- our estimates regarding obligations associated with our leased facilities;
- our expectations regarding the outcome of the legal proceedings that we are currently a party to, including our defense strategies, the results of negotiations and settlements in such legal proceedings and our estimates regarding the amount of fees and losses to be paid in connection with such legal proceedings;
- our expectations that the VoIP market offers significant growth potential for us;
- our plan to absorb or pass along future regulatory fees;
- our estimates regarding the retroactive Universal Service Fund and other fees we will be charged; and
- our liquidity.

Any or all of our forward-looking statements in this Annual Report on Form 10-K may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this Annual Report on Form 10-K will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

We also provide a cautionary discussion of risks and uncertainties under "Risk Factors" in Item 1A. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed there could also adversely affect us.

Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. There are a number of factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements, many of which are beyond our control, including the Risk Factors set forth under Item 1A. In addition, the forward-looking statements contained herein represent our estimate only as of the date of this filing and should not be relied upon as representing our estimate as of any subsequent date. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.

Item 1B. ***Unresolved Staff Comments***

None

Item 2. ***Properties***

The following is a summary of our primary facilities:

Location	Square Footage	Expiration of Lease	Facility Use
Burlington, MA	44,265	April 2010	Headquarters and global network operations center
The Hague, The Netherlands	16,250	Rented from KPN	Office
New York, NY	4,372	Various, 2009-2018	Internet central office
Los Angeles, CA	3,156	April 2008	Internet central office

Our office space in The Hague is rented from KPN under a service level agreement. In addition to the facilities listed above, we lease office space, or space to house network equipment, in various locations around the world, including London, Paris, Frankfurt, Sydney, Buenos Aires, Hong Kong, Beijing and Tokyo. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms.

Item 3. ***Legal Proceedings***

In addition to litigation that we have initiated or responded to in the ordinary course of business, we are currently party to the following potentially material legal proceedings:

Class Action Pursuant to 1999 Initial Public Offering

In 2001, we were served with several class action complaints that were filed in the United States District Court for the Southern District of New York against us and several of our officers, directors, and former officers and directors, as well as against the investment banking firms that underwrote our November 10, 1999 initial public offering of common stock and our March 9, 2000 secondary offering of common stock. The complaints were filed on behalf of a class of persons who purchased our common stock between November 10, 1999 and December 6, 2000.

The complaints are similar to each other and to hundreds of other complaints filed against other issuers and their underwriters, and allege violations of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, primarily based on the assertion that there was undisclosed compensation received by our underwriters in connection with our public offerings and that there were understandings with customers to make purchases in the aftermarket. In September, 2001, the complaints were consolidated and allege that our prospectuses failed to disclose these arrangements. The consolidated complaint seeks an unspecified amount of monetary damages and other relief. In October 2002, the individual defendants were dismissed from the litigation by stipulation and without prejudice and subject to an agreement to toll the running of time-based defenses. In February 2003, the district court denied our motion to dismiss.

In June 2004, we and the individual defendants, as well as many other issuers named as defendants in the class action proceeding, entered into an agreement-in-principle to settle this matter, and this settlement was presented to the court. The district court granted a preliminary approval of the settlement in February 2005, subject to certain modifications to the proposed bar order, to which plaintiffs and issuers agreed. In August 2005, the district court issued a preliminary order further approving the modifications to the settlement, certifying the settlement classes and scheduled a fairness hearing, after notice to the class. The fairness hearing was held on April 24, 2006 and the motion for approval of the settlement is pending. Plaintiffs have continued to pursue their claims against the underwriters. The district court established a procedure whereby six "focus" cases are being pursued initially and has certified a class of purchasers in those cases. The underwriters appealed the certification order in each of the six cases and in December 2006, the United States Court of Appeals for the Second Circuit reversed the certification orders. Since the pending settlement with the issuers involves parallel classes to those in the six focus cases, it is not expected that the district court will act favorably on the issuer settlement in its current form.

We anticipate additional settlement negotiations will occur, but there can be no assurance that those negotiations will result in a revised settlement. We believe that if this matter is not settled, we have meritorious defenses which we intend to vigorously assert.

We cannot estimate potential losses, if any, from these matters or whether, in light of our insurance coverage, any loss would be material to our financial condition, results of operations or cash flows. As such, no amounts have been accrued as of December 31, 2007.

Actions Pursuant to Option Investigation

On December 21, 2006, two derivative actions naming us as a nominal defendant were filed in the United States District Court for the District of Massachusetts: *David Shutvet, Derivatively on Behalf of iBasis, Inc., v. Ofer Gneezy et al.,* U.S.D.C. Civil Action No. 06-12276-DPW; and *Victor Malozi, Derivatively on Behalf of iBasis, Inc., v. Ofer Gneezy et al.,* U.S.D.C. Civil Action No. 06-12277-DPW. The complaints in these two actions each name the same defendants: Ofer Gneezy, our President, Chief Executive Officer, and Director; Gordon J. VanderBrug, our Executive Vice President and Director; Richard G. Tennant, our Senior Vice President of Finance and Administration and Chief Financial Officer; Paul H. Floyd, our Senior Vice President of R&D, Engineering and Operations; Charles Corfield, Charles M. Skibo, W. Frank King, David Lee, and Robert H. Brumley, our Directors; Daniel Price, former Senior Vice President of Speech Solutions and our former Director; John G. Henson, Jr., our former Vice President, Engineering and Operations; Michael J. Hughes, our former Chief Financial Officer and former Vice President of Finance and Administration; Charles Giambalvo, our former Senior Vice President of Worldwide Sales; Jonathan D. Draluck, our former Vice President, Business Affairs, General Counsel and Secretary; and John Jarve, Charles Houser, and Carl Redfield, our former Directors. The complaints allege that the defendants caused or allowed our "insiders" to backdate their stock option grants, and caused or allowed us (i) to file materially false and misleading financial statements that materially understated our compensation expenses and materially overstated our quarterly and annual net income and earnings per share,and (ii) to make disclosures in our periodic filings and proxy statements that falsely portrayed our options as having been granted at exercise prices equal to the fair market value of our common stock on the date of the grant. The complaints also allege that certain defendants engaged in illegal insider selling of our common stock while in possession of undisclosed material adverse information. Based on these and other allegations, the complaints assert claims for: violation of Section 14(a) of the Exchange Act; disgorgement under the Sarbanes-Oxley Act of 2002; unjust enrichment; breach of fiduciary duty for approving improperly dated stock option grants to our executive officers; breach of fiduciary duties for insider selling and misappropriation of information; abuse of control; gross mismanagement; waste of corporate assets; rescission of certain stock option contracts; and constructive trust. The complaints seek the following relief: damages in favor of us for the individual defendants' alleged wrongdoing; disgorgement of all bonuses or other incentive-based or equity-based compensation received by Mr. Gneezy and Mr. Tennant during any period for which we restated our financial results; a declaration that the Director defendants caused us to violate Section 14(a) of the Exchange Act; certain corporate governance reforms; an accounting of all undisclosed backdated stock option grants, cancellation of all unexercised grants, and revision of our financial statements; disgorgement of all profits obtained by the defendants from the allegedly backdated stock option grants and related equitable relief; and an award to the plaintiffs of their costs and disbursements for the action, including reasonable attorney's fees and accountants' and experts' fees, costs and expenses.

On May 10, 2007, the United States District Court for the District of Massachusetts entered orders consolidating the above derivative actions under Civil Action No. 06-12276-DPW. On June 15, 2007, the Plaintiffs filed a consolidated complaint. On August 24, 2007, we filed a motion to dismiss all of the claims asserted in the consolidated complaint. After hearing oral argument on our motion to dismiss on November 28, 2007, the Court issued a Memorandum and Order on December 4, 2007, in which the Court concluded that there was no basis for federal court jurisdiction over the case. Specifically, the Court ruled that the plaintiffs had failed to state a claim under federal law because: (1) the plaintiffs' claims under Section 14 of the Securities Exchange Act were barred by the statute of repose and inadequately pled loss causation; and (2) there is no private right of action under Section 304 of the Sarbanes-Oxley Act. Since these federal claims were the sole grounds for plaintiffs' claim to federal court jurisdiction in their Consolidated Complaint, and the case was at an early stage in the litigation process, the Court also declined to exercise supplemental jurisdiction over the plaintiffs' remaining state law claims. Accordingly, the Court issued a formal order dismissing the entire action on December 5, 2007.

On December 19, 2007, the plaintiffs filed a motion asking the Court to reconsider and amend its prior judgment, in which plaintiffs sought to premise their claim to federal jurisdiction alternatively on diversity of citizenship between the plaintiffs and defendants in the consolidated action. On January 11, 2008, we filed an opposition to that motion. On January 31, 2008, the plaintiffs filed a reply brief after having received the Court's leave to do so. The Court has not yet ruled on the plaintiffs' motion for reconsideration.

We announced on October 20, 2006 that we were contacted by the SEC as part of an informal inquiry and we further disclosed on March 29, 2007, on our Current Report on Form 8-K, that the SEC had notified us that we would be receiving a formal order of investigation relating to our stock option practices. On April 13, 2007, we received the formal order of investigation. The SEC investigation seeks documents and information from us relating to the grant of our options from 1999 through 2007. The SEC has taken testimony from individuals including certain of our current and former officers and directors and we expect that the SEC may seek the testimony of additional individuals during the first half of 2008. We are cooperating fully with the SEC investigation that is ongoing. There is no assurance that other regulatory inquiries will not be commenced by other U.S. federal, state or other regulatory agencies.

We cannot estimate the amount of losses, if any, from these matters, or whether any loss would be material to our financial condition, results of operations or cash flows. As such, no amounts have been accrued as of December 31, 2007.

Regulatory Proceedings

On June 30, 2006, the Federal Communications Commission ("FCC") issued an order requiring providers of prepaid calling cards that utilize Internet Protocol to contribute to the Universal Service Fund ("USF") and pay access charges and other regulatory fees both in the future and for some prior period of time. In connection with our Retail business, we plan to absorb or pass along such future fees, to the extent permitted by law. We filed an appeal of the retroactive aspect of the FCC Order with the United States Court of Appeals in Washington, D.C. Following oral arguments before the United States Court of Appeals in early October 2007, the Court issued a decision in early December 2007 denying our appeal of the retroactive aspect of the FCC Order. As a result of this decision, as of December 31, 2007, we estimate that the maximum potential retroactive USF charge relating to our

Retail business prior to the effective date of the FCC Order of October 31, 2006 would be approximately $3.2 million, of which we previously accrued $0.6 million for the period of July 1, 2006 to October 31, 2006. As such, we have recorded an additional charge in the amount of $2.6 million in the fourth quarter of 2007 and will have to fund these retroactive fees in the future.

Sub-Distributor Action

On September 20, 2007, J & J Communications ("J&J"), a sub-distributor of calling cards distributed through iBasis distributor Abdul Communications ("Abdul"), amended a complaint filed in the United States District Court for the District of Maryland against Abdul, to add iBasis and PCI ("PCI"), a wholesale calling-card provider, as defendants in the matter. The complaint asserts that J&J has lost and continues to lose money because iBasis and PCI deactivated calling cards for which J & J allegedly paid. J & J is seeking in excess of one million dollars, plus punitive damages, attorneys fees and litigation costs based on a variety of claims against Abdul, iBasis, and PCI, predicated on contractual theories, various torts, and an alleged violation of § 201 of the Communications Act. With respect to iBasis, J&J alleges both direct liability and vicarious liability, for its alleged status as principal in an alleged agency relationship with Abdul. iBasis responded to the amended complaint through an answer and motion to dismiss on February 8, 2008.

We cannot estimate the amount of losses, if any, from this matter, or whether any loss would be material to our financial condition, results of operations or cash flows. As such, no amount has been accrued as of December 31, 2007.

Other Matters

We are also party to suits for collection, related commercial disputes, claims by former employees, claims related to certain taxes, claims from carriers and foreign service partners over reconciliation of payments for circuits, Internet bandwidth and/or access to the public switched telephone network, and claims from estates of bankrupt companies alleging that we received preferential payments from such companies prior to their bankruptcy filings. Our employees have also been named in proceedings arising out of business activities in foreign countries. We intend to prosecute vigorously claims that we have brought and employ all available defenses in contesting claims against us, or our employees. Nevertheless, in deciding whether to pursue settlement, we will consider, among other factors, the substantial costs and the diversion of management's attention and resources that would be required in litigation. In light of such costs, we have settled various and in some cases similar matters on what we believe have been favorable terms which did not have a material impact on our financial position, results of operations, or cash flows. The results or failure of any suit may have a material adverse affect on our business. We cannot estimate the amount of losses, if any, from these matters, or whether any loss would be material to our financial condition, results of operations or cash flows. As such, no amounts have been accrued as of December 31, 2007.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2007.

PART II

Item 5. ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Our common stock was relisted and began trading on The Nasdaq Global Market on June 21, 2006 under the symbol "IBAS." The following table sets forth, (i) the high and low sales prices of our common stock, as reported by The Nasdaq Global Market for the periods indicated since June 21, 2006, and (ii) the high and low bid prices of our common stock as reported by the Over-the-Counter Bulletin Board, for the periods indicated prior to June 21, 2006. Over-the-Counter Bulletin Board bid quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	High	Low
Fiscal 2007:		
Fourth Quarter	$10.65	$4.90
Third Quarter	$10.75	$8.67
Second Quarter	$10.99	$9.88
First Quarter	$10.99	$8.54
Fiscal 2006:		
Fourth Quarter	$ 8.62	$7.78
Third Quarter	8.90	7.74
Second Quarter	8.80	6.66
First Quarter	6.84	5.34

Stockholders

As of February 29, 2008, we had 193 stockholders of record. This does not reflect persons or entities that hold their shares of common stock in nominee or "street" name through various brokerage firms.

Dividends

Following the closing of the KPN Transaction, we paid to our shareholders of record as of September 28, 2007, the business day immediately preceding the closing, a dividend in an aggregate amount of $113 million, or $3.28 per share of common stock. The funds used to pay the dividend came from cash on hand, proceeds of $55 million received from KPN in conjunction with the transaction, and bank borrowings. Also, under the terms of outstanding warrants for our common stock, upon exercise of such warrants after the closing of the KPN Transaction, the holders of the warrants shall be entitled to receive payment of an amount in cash equal to the amount such holder would have received in connection with the dividend payment if such warrants had been exercised immediately prior to the closing of the KPN Transaction, in addition to the number of shares of common stock issuable upon such exercise.

We have no current intention of declaring or paying cash dividends on our common stock in the future.

Item 6. ***Selected Financial Data***

The following selected consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and related notes included elsewhere in this Annual Report on

Form 10-K. On October 1, 2007, KPN GCS acquired iBasis. As a result, revenue and operating expenses for the year ended December 31, 2007 increased substantially, as more fully discussed in Item 7. The consolidated statement of operations data for the year ended December 31, 2007, reflects the results of KPN GCS only for the first nine months of 2007 and the results of the combined company, following the closing of the KPN Transaction on October 1, 2007, for the fourth quarter of 2007. This selected financial data has been derived from our audited consolidated financial statements. The consolidated statement of operations data for each of the three years ended December 31, 2006, 2005, and 2004 and the balance sheet data at December 31, 2006 and 2005 are derived from the audited consolidated financial statements of KPN GCS. The balance sheet data at December 31, 2004 and December 31, 2003, and the consolidated statement of operations data for the year ended December 31, 2003 has been derived from KPN GCS' unaudited consolidated financial statements.

From inception until October 1, 2007, KPN GCS operated as integrated part of KPN and within the Royal KPN infrastructure. As a consequence, KPN GCS has not operated as a stand-alone business. The KPN GCS combined financial statements were derived from the accounting records of KPN using the historical bases of assets and liabilities. However, these historical financial statements may not necessarily be representative of amounts that would have been reflected in such combined financial statements had KPN GCS operated independently of KPN. For example, KPN GCS benefited from certain related party revenue and purchase agreements with KPN that included sale prices per minute and costs per minute that were not necessarily representative of the amounts that would have been reflected in the financial statements had KPN GCS operated independently of KPN.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
			(In thousands)		
Net revenue from external parties	$741,293	$605,031	$540,574	$498,357	$430,016
Net revenue from related parties	197,265	209,158	249,502	216,559	224,605
Total revenue	938,558	814,189	790,076	714,916	654,621
Costs and operating expenses:					
Data communications and telecommunications costs—external parties	733,160	573,966	533,055	475,814	459,276
Data communications and telecommunications costs—related parties	114,242	134,347	138,584	161,347	99,844
Engineering and network operations	13,222	8,895	11,438	—	—
Selling, general and administrative	38,368	29,812	34,468	18,569	15,484
Merger related expenses	2,019	—	—	—	
Depreciation and amortization	12,743	5,693	11,415	13,665	13,190
Total costs and operating expenses	913,754	752,713	728,960	669,395	587,794
Income from operations	24,804	61,476	61,116	45,521	66,827
Interest income (expense), net	949	237	(107)	(101)	(38)
Foreign exchange loss	(1,101)	(1,339)	(1,545)	(4,291)	(943)
Income before income taxes	24,652	60,374	59,464	41,129	65,846
Income tax expense	8,529	17,884	18,848	13,546	22,861
Net income	$ 16,123	$ 42,490	$ 40,616	$ 27,583	$ 42,985
Basic and diluted net income per share	$ 0.33	$ 1.06	$ 1.01	$ 0.69	$ 1.07
Weighted average shares:					
Basic	48,778	40,121	40,121	40,121	40,121
Diluted	49,186	40,121	40,121	40,121	40,121

	December 31,				
	2007	2006	2005	2004	2003
			(In thousands)		
Cash, cash equivalents and short-term marketable securities	$ 65,735	$ 22,411	$ 20,630	$ 29,903	$ 28,843
Working capital	(20,756)	12,967	(3,633)	3,860	28,120
Total assets	659,873	233,269	223,999	285,256	292,413
Long-term debt, net of current portion	25,000	—	—	1,087	1,165
Stockholders' equity	334,490	23,978	7,709	20,626	55,274

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

Transaction with KPN B.V.

On October 1, 2007, iBasis, Inc. and KPN completed transactions ("KPN Transaction") pursuant to which iBasis issued 40,121,074 shares of its common stock to KPN and acquired the outstanding shares of two subsidiaries of KPN, which encompassed KPN's international wholesale voice business. The Company also received $55 million in cash from KPN, subject to post-closing adjustments based on the working capital and debt of iBasis and KPN GCS. Immediately after issuance on October 1, 2007, the shares of iBasis common stock issued to KPN represented 51% of the issued and outstanding shares of iBasis common stock on a fully-diluted basis (which includes all of the issued and outstanding common stock and the common stock underlying outstanding "in-the-money" stock options, as adjusted, and warrants to purchase common stock).

On October 8, 2007, iBasis paid a dividend in the amount of $113 million at a rate of $3.28 per share to each of its shareholders on the record date of September 28, 2007, the trading date immediately prior to the closing date of the KPN Transaction. In addition, holders of outstanding warrants to purchase our common stock will be entitled to receive a cash payment upon the future exercise of these warrants in an amount equal to the dividend amount that would have been payable if the warrants had been exercised immediately prior to the record date of the dividend. As of December 31, 2007, iBasis had warrants outstanding to purchase 531,000 shares of its common stock. In connection with the payment of the dividend to shareholders, we also increased the number of shares subject to unexercised stock options and decreased the exercise price of these stock option grants to preserve their value.

The officers of iBasis immediately prior to the closing of the KPN Transaction have continued to serve as the officers of the combined company and one executive of KPN GCS, Mr. Edwin Van Ierland, was appointed as the Company's Senior Vice President Worldwide Sales. Upon closing of the KPN Transaction, Messrs. Charles Skibo and David Lee, two independent members of iBasis' board of directors, resigned as members of the board of directors and the board of directors of iBasis appointed Messrs. Eelco Blok and Joost Farwerck, two executives of Royal KPN N.V., as directors to fill the vacancies created by the resignations of Messrs. Skibo and Lee.

Although iBasis acquired all of the outstanding capital stock of KPN GCS, after the closing of the transaction, KPN holds a majority of the outstanding common stock of iBasis and KPN's designees are expected to represent, at a future date, a majority of the Company's board of directors. Accordingly, for accounting and financial statement purposes, the KPN Transaction has been treated as a reverse acquisition of iBasis by KPN GCS under the purchase method of accounting and the financial results of KPN GCS have become the historical financial results of the combined company and replace the historical financial results of iBasis as a stand-alone company. Thus, the financial results reported for the full year 2007 include the results of KPN GCS alone for the first nine months of 2007 and the financial results of the combined company for the fourth quarter of 2007 only.

The presentation of the Statement of Stockholders' Equity reflects the historical stockholders' equity of KPN GCS through September 30, 2007. The effect of the issuance of shares of iBasis common stock to KPN and the inclusion of iBasis's stockholders' equity as a result of the closing of the KPN Transaction on October 1, 2007 are reflected in the year ended December 31, 2007.

Prior to October 1, 2007, KPN GCS operated as an integrated part of KPN since inception and the historical financial statements of KPN GCS have been derived from the accounting records of KPN using the historical bases of assets and liabilities. Because KPN GCS did not operate as a stand-alone business the historical financial statements may not necessarily be representative of amounts that would have been reflected in the financial statements presented had KPN GCS operated independently of KPN.

KPN GCS benefited from certain related party revenue and purchase agreements with KPN that included sales prices per minute and costs per minute. KPN GCS also relied on KPN for a substantial part of its operational and administrative support, for which it was allocated costs primarily consisting of selling, general and administrative expenses, such as costs for centralized research, legal, human resources, payroll, accounting, employee benefits, real estate, insurance, information technology, telecommunications, treasury and other corporate and infrastructure costs. In anticipation of the closing of the transaction with iBasis, KPN GCS entered into a Framework Services Agreement with KPN in 2006, which replaced the related party revenue and purchase agreements and operational and administrative support arrangements described above.

Purchase Accounting

KPN GCS has been designated as the accounting acquirer because immediately following the completion of the transaction, the former shareholder of KPN GCS, KPN, held 51% of the common stock of the combined company on a fully-diluted basis and KPN's designees are expected to represent, at a future date, a majority of the combined company's board of directors. As a result, the transaction has been accounted for as a reverse acquisition under the purchase method of accounting. Under this accounting, KPN GCS is considered the acquiring entity and iBasis is considered the acquired entity for financial reporting purposes.

Under the purchase method of accounting, the purchase price was allocated to the tangible and identifiable intangible assets and liabilities of iBasis on the basis of their fair values on October 1, 2007, the closing date of the transaction. As KPN GCS was not a publicly traded entity, the purchase price for this transaction was based, in part, on the fair market value of iBasis' common stock. The market price used to value iBasis' shares of $10.75 was the closing price of the stock on September 28, 2007, the business day immediately prior to the closing of the KPN Transaction.

The total purchase price for this transaction consisted of the following:

	(In thousands)
iBasis outstanding shares on October 1, 2007 of 34,451 at $10.75 per share	$370,353
Fair value of outstanding vested and unvested stock options, less unearned compensation	13,425
Fair value of outstanding warrants to purchase common shares	4,624
Direct acquisition costs	2,453
Dividend to iBasis shareholders paid from existing iBasis cash and short-term marketable securities	(58,000)
Accrued dividend payable for outstanding warrants to purchase common shares	(2,468)
Amount payable to KPN for iBasis working capital adjustment	(11,577)
Accrued severance	(135)
Total purchase price	$318,675

In determining the fair value of iBasis' identifiable assets and liabilities as of October 1, 2007, we recorded $97.7 million of amortizing intangible assets, including trade names and trademarks, customer relationships, termination partner relationships, and technology. The estimated useful life of trade name and trademarks is 15 years and is being amortized on a straight-line basis. The estimated useful life of customer relationships is 10 years for wholesale customers and 5 years for retail distributor relationships and these intangible assets are being amortized using an economic consumption method to reflect diminishing cash flows from these relationships in the future. The estimated useful life of termination partner relationships is is 5 years and is being amortized using an economic consumption method. The estimated useful life of technology is 5 years and is being amortized on a straight-line basis.

The allocation of the purchase to the fair values of iBasis's assets and liabilities on October 1, 2007, which resulted in the recording of $248.8 million in goodwill, is as follows:

	(In thousands)
Current assets	$128,875
Property and equipment	23,258
Other assets	520
Trade names and trademarks	21,800
Customer relationships	34,200
Termination partner relationships	8,400
Technology	33,300
Total assets	250,353
Deferred revenue	11,331
Dividend payable	60,468
Other current liabilities	103,469
Deferred tax liabilities, long term	3,556
Other non-current liabilities	1,649
Total liabilities	180,473
Net assets	69,880
Goodwill	248,795
Total purchase price	$318,675

The total $248.8 million of goodwill has been assigned to the Company's wholesale Trading reporting unit. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," this goodwill will not be amortized.

Working Capital and Debt Adjustments

In accordance with the Share Purchase Agreement for the KPN Transaction, a post-closing adjustment was required if (i) iBasis' working capital was lower than or exceeded $37,100,000; (ii) iBasis' debt exceeded or was lower than $2,900,000; (iii) the combined working capital of KPN GCS was lower than or exceeded ($6,100,000); and/or (iv) the combined debt of KPN GCS exceeded $0, as of the date of the closing of the KPN Transaction. Based on iBasis's balance sheet position on the date of the closing of the KPN Transaction, working capital was $13,353,000 less than the specified level of $37,100,000, and debt was $1,776,000 less than the specified level of $2,900,000. As a result, a payment of $11,577,000 is due to KPN from iBasis. Based on KPN GCS's balance sheet position on the date of the closing of the KPN Transaction, working capital exceeded the specified level of ($6,100,000) by $3,945,000 and debt was at the specified level of $0. As a result, payment of $3,945,000 is due to KPN from iBasis. The total post-closing adjustment of $15,522,000 due to KPN will be paid by iBasis in three successive quarterly installments beginning in the first quarter of 2008.

Company Overview

We are a leading wholesale carrier of international long distance telephone calls and a provider of retail prepaid calling services and enhanced services for mobile operators.

Our operations consist of our wholesale Tading business ("Trading"), revenue from traffic we terminate for KPN and its affiliates ("Outsourced from KPN"), and our retail services business ("Retail"). In the wholesale Trading business we receive voice traffic from buyers—originating carriers who are interconnected to our network via Voice over Internet Protocol ("VoIP") or traditional time division multiplexing ('TDM") connections, and we route that traffic over our network to sellers—local service providers and carriers in the destination countries with whom we have established agreements to manage the completion or termination of calls. Following the closing of the KPN Transaction, approximately half of our traffic utilizes TDM connections, while the balance of traffic is carried over our global VoIP network.

We use proprietary, patent-pending technology in our global VoIP network to automate the selection of routes and termination partners based on a variety of performance, quality, and business metrics. We offer our wholesale Trading service on a wholesale basis to carriers, mobile operators, consumer VoIP companies, telephony resellers and other service providers worldwide. We have call termination agreements with local service providers in more than 100 countries in North America, Europe, Asia, the Middle East, Latin America, Africa and Australia. We seek to expand our market share in our wholesale Trading business by expanding our customer base and by introducing cost-effective international voice solutions for our customers, including complete outsourcing of international operations.

Our Outsourced from KPN business consists of traffic we terminate for KPN and its affiliates for international wholesale voice services and international direct dialing for calls originating or terminating in The Netherlands.

Our Retail business consists of retail prepaid calling cards, which are marketed through distributors primarily to ethnic communities within major metropolitan markets in the United States, and Pingo®, a prepaid calling service that we offer and sell directly to consumers via an eCommerce model. Both can be private-labeled for other service providers. The prepaid calling card business and Pingo leverage our existing international network and have the potential to deliver higher margins than are typically achieved in the wholesale Trading business. In addition, the retail prepaid calling card business typically has a faster cash collection cycle than the wholesale Trading business. In 2007 we launched PingoBusiness, enhancements that enable businesses to manage multiple Pingo accounts through a single administrative account.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. The preparation of these financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires us to (i) make judgments, assumptions and estimates that affect the reported amounts of assets, liabilities, revenue and expenses; and (ii) disclose contingent assets and liabilities. A critical accounting estimate is an assumption that could have a material effect on our consolidated financial statements if another, also reasonable, amount were used or a change in the estimates is reasonably likely from period to period. We base our accounting estimates on historical experience and other factors that we consider reasonable under the circumstances. However, actual results may differ from these estimates. To the extent there are material differences between our estimates and the actual results, our future financial condition and results of operations will be affected. The following is a summary of our critical accounting policies and estimates.

Revenue Recognition. For our wholesale Trading business and our Outsourced from KPN business, revenue is derived from the sale of minutes of calling time. We recognize revenue in the period the service is provided, net of estimates for incentive rebates and other allowances. These estimates are based upon contracted terms, historical experience and information currently available to management with respect to business and economic trends. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known. In cases where we have to estimate the monthly revenues related to traffic terminated in that month, we record a receivable that is based upon internal traffic reporting which will then be billed and collected in the subsequent months. For our Retail business, revenue is deferred upon activation of the cards, or purchase of our web-based calling services, and is only recognized as the prepaid balances are reduced based upon minute usage and service charges.

Allowance for Doubtful Accounts. We perform ongoing credit evaluations of our customers and adjust credit limits based upon their payment history and current credit worthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and record a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. We believe that the allowance for doubtful accounts is adequate to cover estimated losses in customer accounts receivable balances under current conditions. However, changes in the allowance for doubtful accounts may be necessary in the event that the financial condition of our customers improves or deteriorates. In addition, changes may be necessary if we adjust credit limits for new customers or change our collection practices. Either of these situations may result in write-off patterns that differ from our experience. We have been able to mitigate our credit risk, in part, by using reciprocal arrangements with customers, who are also our suppliers, to offset our outstanding receivables.

Intangible Assets. Our intangible assets consist of goodwill, which has an indefinite life and is not being amortized, and identifiable intangible assets, consisting of trade name and trade marks, customer relationships, termination partner relationships and technology. The estimated useful life of trade name and trademarks is 15 years and is being amortized on a straight-line basis. The estimated useful life of customer relationships is 10 years for wholesale customers and 5 years for retail distributor relationships, and these intangible assets are being amortized using an economic consumption method to reflect diminishing cash flows from these relationships in the future. The estimated useful life of termination partner relationships is 5 years and is being amortized using an economic consumption method. The estimated useful life of technology is 5 years and is being amortized on a straight-line basis.

Valuation of Long-lived Assets. Valuation of certain long-lived assets including property and equipment, intangible assets, and goodwill requires significant judgment. Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in the KPN Transaction was assigned to intangible assets and goodwill. Assigning value to intangible assets requires that we use significant judgment in determining (i) the fair value; and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible assets will be amortized. We utilize commonly accepted valuation techniques, such as the income approach and the cost approach, as appropriate, in establishing the fair value of long-lived assets. Typically, key assumptions include projected revenue and expense levels used in establishing the fair value of business acquisitions as well as discount rates based on an analysis of our weighted average cost of capital, adjusted for specific risks associated with the assets. Changes in the initial assumptions could lead to changes in amortization expense recorded in our future financial statements.

For intangible assets and property and equipment, we assess the carrying value of these assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include but are not limited to the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant negative industry or economic trends; or
- significant changes or developments in strategy or operations which affect our intellectual or tangible properties.

Should we determine that the carrying value of long-lived assets and intangible assets may not be recoverable, we will measure any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in our current business model. Significant judgments are required to estimate future cash flows, including the selection of appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for these assets.

We perform annual reviews for impairment of goodwill or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill may be considered to be impaired if we determine that the carrying value of the reporting unit, including goodwill, exceeds the reporting unit's fair value. Assessing the impairment of goodwill requires us to make assumptions and judgments regarding the fair value of the net assets of our reporting units. We estimate the fair value of our reporting units using a combination of valuation techniques, including discounted cash flows and cash earnings multiples, and compare the values to our estimated overall market capitalization.

Income Taxes. We utilize the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"), which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities.

We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as cumulative losses in recent years. As a result of our cumulative losses in the U.S. and the full utilization of our loss carryback opportunities, we have concluded that a full valuation allowance against our net deferred tax assets is appropriate in such jurisdictions. In addition, we have a valuation allowance related to tax benefits from stock option exercises which will increase equity when recognized, and loss carry forwards acquired in the acquisition of KPN GCS (a reverse acquisition), the recognition of which will reduce goodwill.

In certain other foreign jurisdictions where we do not have cumulative losses, we may record valuation allowances to reduce our net deferred tax assets to the amount we believe is more likely than not to be realized. In the future, if we realize a deferred tax asset that currently carries a valuation allowance, we may record a reduction to income tax expense in the period of such realization.

In July 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109"*, ("FIN 48"), which requires income tax positions to meet a more-likely-than-not recognition threshold to be recognized in the financial statements. Under FIN 48, tax positions that previously failed to meet the more-likely-than-not threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Prior to 2007 we recorded estimated income tax liabilities to the extent they were probable and could be reasonably estimated.

Judgment is required in determining our income tax provision. In the ordinary course of conducting a global business enterprise, there are many transactions and calculations undertaken whose ultimate tax outcome cannot be certain. Some of these uncertainties arise as a consequence of transactions and arrangements made among related parties, transfer pricing for transactions with our subsidiaries, and potential challenges to nexus and credit estimates. As a multinational corporation, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. Although we believe our judgments are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from what is reflected in our historical income tax provisions, returns and accruals. Such differences, or changes in estimates relating to potential differences, could have a material impact, unfavorable or favorable, on our income tax provision and operating results in the period in which such a determination is made. If we ultimately determine that the payment of a liability will be unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine the liability no longer applies. Conversely, we record additional tax charges in a period in which we determine that an assessment is greater than the recorded liability.

Results of Operations

The following table sets forth for the periods indicated the principal items included in the Consolidated Statements of Operations as percentages of net revenue.

	Year Ended December 31,		
	2007	2006	2005
Net revenue from external parties	79.0%	74.3%	68.4%
Net revenue from related parties	21.0	25.7	31.6
Total net revenue	100.0	100.0	100.0
Costs and operating expenses:			
Data communications and telecommunications costs—external parties	78.1	70.5	67.5
Data communications and telecommunications costs—related parties	12.2	16.5	17.5
Engineering and network operations expenses	1.4	1.1	1.5
Selling, general and administrative expenses	4.1	3.6	4.4
Merger related expenses	0.2	—	—
Depreciation and amortization	1.4	0.7	1.4
Total costs and operating expenses	97.4	92.4	92.3
Income from operations	2.6	7.6	7.7
Interest income	0.2	0.0	0.0
Interest expense	(0.1)	0.0	0.0
Foreign exchange loss	(0.1)	(0.2)	(0.2)
Income before income taxes	2.6	7.4	7.5
Income tax expense	0.9	2.2	2.4
Net income	1.7%	5.2%	5.1%

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Results of operations for the year ended December 31, 2007 includes the results of operations of KPN GCS only for the first nine months of 2007 and the results of the combined company following the closing of KPN Transaction on October 1, 2007, for the fourth quarter of 2007. Results of operations for the year ended December 31, 2006 are the results of operations of KPN GCS only. As a result, revenue and operating expenses for the year ended December 31, 2007 increased substantially.

Net revenue. Our primary source of revenue from external parties are the fees that we charge customers for completing voice and fax calls over our network. We charge our customers fees, per minute of traffic, that are dependent on the length and destination of the call and recognize this revenue in the period in which the call is completed. Revenue from related parties consists of fees that we charge KPN and its affiliates for the traffic they send to us to complete over our network. The fees that we charge KPN and its affiliates are based on the pricing in established service level agreements. Our average revenue per minute ("ARPM") is based upon our total net revenue divided by the number of minutes of traffic over our network for the applicable period. ARPM is a key telecommunications industry financial measurement. We believe this measurement is useful in understanding our financial performance, as well as industry trends. Although the long distance telecommunications industry has been experiencing declining prices in recent years due to the effects of deregulation and increased competition, our average revenue per minute can fluctuate from period to period as a result of shifts in traffic over our network to higher priced, or lower priced, destinations.

Total revenue was $938.6 million for 2007 compared to $814.2 million for 2006. Revenue from external parties was $741.3 million in 2007 compared to $605.0 million in 2006. The increase in revenue from external parties reflects a combination of the strengthening of the euro against the US dollar and the inclusion of iBasis revenue of $143.9 million for the fourth quarter of 2007. As the revenue of KPN GCS is primarily denominated in euros, the stronger euro in 2007 resulted in an increase in revenue from external parties of approximately 8% in U.S. dollars in 2007. Excluding the effect of the stronger euro in 2007 and the inclusion of iBasis revenue for the fourth quarter of 2007, revenue from external parties declined approximately 9% from 2006. The decrease was primarily due to the focus on maximizing margins in 2007, which resulted in a decrease in revenue and minutes from lower margin traffic.

Revenue from related parties in 2007 was $197.3 million, compared to $209.2 million in 2006. The lower revenue primarily reflects the pricing in service level agreements established between KPN GCS and KPN in mid 2006, in anticipation of the completion of the KPN Transaction. Prior to these new service level agreements, KPN GCS had more favorable pricing arrangements with KPN.

Minutes of traffic in 2007 were 13.1 billion minutes compared to 9.0 billion minutes for 2006. Excluding the effect of the inclusion of iBasis traffic for the fourth quarter of 2007, minutes of traffic increased by 0.5 billion minutes, or 5%, in 2007 over 2006. Average revenue per minute was 7.18 cents per minute in 2007 compared to 9.02 cents per minute in 2006.

Data communications and telecommunications costs. Data communications and telecommunications costs are composed primarily of termination and circuit costs. Termination costs are paid to local service providers, or to KPN and its affiliates, to terminate voice and fax calls received from our network. Termination costs are negotiated with the local service providers and termination costs for traffic we send to KPN and its affiliates are based primarily on pricing in service level agreements. Circuit costs primarily include fees for connections between our network and our customers and/or service provider partners and charges for Internet access at our Internet Central Offices.

Total data communications and telecommunications costs were $847.4 million in 2007, compared to $708.3 million in 2006. Data communications and telecommunications costs from external parties were $733.2 million in 2007, compared to $574.0 million in 2006. This increase was primarily due to the effect of the stronger euro, compared to the U.S. dollar, in 2007 on KPN GCS's euro-denominated costs and the inclusion of iBasis costs of $126.4 million for the fourth quarter of 2007. Data communications and telecommunications costs from related parties were $114.2 million in 2007, compared to $134.3 million in 2006. The lower costs from related parties were primarily due to the closing of an interconnection with a KPN affiliate and lower pricing associated with the service level agreements established with KPN for 2007. As a percentage of total net revenue, total data communications and telecommunications costs were 90.3% in 2007 compared to 87.0% in 2006.

Engineering and network operations expenses. Engineering and network operations expenses include the expenses associated with developing, operating and supporting our network and expenses for operating our network operations centers. Also included in this category are engineering expenses incurred in developing, enhancing and supporting our network and our proprietary software applications. Engineering and network operations support of the KPN GCS network are provided by KPN and charged to KPN GCS under a service level agreement.

Engineering and network operations expenses were $13.2 million for 2007 compared to $8.9 million for 2006. The higher expenses in 2007 relate to the costs of iBasis' engineering and network operations expenses of $4.8 million for the fourth quarter of 2007, partially offset by lower charges under the service level agreement between KPN and KGCS in 2007, compared to 2006.

Selling, general and administrative expenses. Selling, general and administrative expenses include salaries, payroll tax and benefit expenses, and other costs for sales and marketing functions and general corporate functions, including executive management, finance, legal, facilities, information technology and human resources. KPN has historically provided certain corporate functions, including finance, information technology and human resources, and charged KPN GCS for this support under a service level agreement.

Selling, general and administrative expenses were $38.4 million in 2007, compared to $29.8 million in 2006. The increase in 2007 primarily reflects the inclusion of the selling, general and administrative costs of iBasis of $16.9 million for the fourth quarter of 2007. In addition, the stronger euro compared to the U.S. dollar resulted in an increase in the euro-denominated expenses of KPN GCS. These increases were partially offset by lower costs in the 2007 service level agreement for support from KPN. In addition, in the fourth quarter of 2007, we took a charge of $2.6 million related to retroactive Universal Service fund and other regulatory fees, relating to our prepaid calling service revenue prior to July 2006. This charge resulted from a decision by the U.S. Court of Appeals, in early December 2007, which denied our appeal of the retroactive aspect of a Federal Communications Commission order issued in June 2006.

Merger related expenses. Merger related expenses of $2.0 million in 2007 primarily relate to costs incurred for the preparation and review of the historical financial statements of KPN GCS in anticipation of the merger with iBasis. These costs have been paid by KPN but are reflected in our results of operations for 2007.

Depreciation and amortization expenses. Depreciation and amortization expenses were $12.7 million in 2007, compared to $5.7 million in 2006. Amortization expense in 2007 includes $3.9 million in amortization of indentified intangible assets. These identified intangible assets resulted from the allocation of the purchase price of iBasis to the fair value of iBasis' net assets as of October 1, 2007. Depreciation and amortization expense in 2007 also included a $1.8 million charge in the fourth quarter of 2007 for the write-off of certain costs previously capitalized by KPN GCS.

Interest income. Interest income was $1.7 million for 2007, compared to $0.3 million in 2006. The increase in interest income primarily relates higher average cash balances in 2007.

Interest expense. Interest expense was $0.7 million in 2007, compared to $32,000 in 2006. Interest expense in 2007 includes interest of $0.5 million on bank borrowings of $25.0 million early in the fourth quarter of 2007 under the our line of credit with Silicon Valley Bank.

Foreign exchange loss, net. Foreign exchange loss, net was $1.1 million in 2007, compared to $1.3 million in 2006. These foreign exchange losses are primarily a result of the change in exchange rates between the euro and U.S. dollar on foreign currency contracts.

Income taxes. The income tax provision of $8.5 million in 2007 and $17.9 million in 2006 primarily relates to income taxes on the taxable income of The Netherlands operations of KPN GCS. The effective tax rate in 2007 and 2006 was 34.6% and 29.6%, respectively. The higher effective tax rate in 2007 is due to U.S. operating losses for which there is no current tax benefit. The effective tax rate in 2006 approximates the statutory rate in The Netherlands.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Total revenue. Total revenue increased by $24.1 million, or 3.1%, from $790.1 million in 2005 to $814.2 million in 2006. Traffic carried over the KPN GCS network increased by 13.8% from approximately 7.9 billion minutes in 2005 to approximately 9.0 billion minutes in 2006 as a result of continued worldwide growth of KPN GCS' market share in the international voice market. The increase in traffic was offset by a decrease in average revenue per minute of 9.4% from 9.96 cents in 2005 to 9.02 cents in 2006. The decrease was mainly the result of a decrease in mobile termination rates imposed by local regulators in many countries, partially offset by a proportionately higher mix of higher priced mobile terminating minutes compared to lower priced fixed terminating minutes, and also the termination of minutes in exotic destinations where regulated tariffs are not yet effective.

In 2005, KPN GCS implemented a twofold strategy to increase its market share in the international voice market. In conjunction with this strategy, KPN GCS opened new sales offices in emerging markets such as Africa, Asia and the Middle East and was therefore able to obtain new wholesale customers and suppliers. This strategy was called the "Regional Approach". In addition KPN GCS developed a new product portfolio for the mobile market, called the "Mobile Matrix", which consisted of a comprehensive set of value added services such as SMS-interworking, MMS-interworking and 3G Video gateway.

Net revenue-external parties increased by 11.9% from $540.6 million in 2005 to $605.0 million in 2006. In 2006, KPN GCS continued the Regional Approach strategy it implemented in 2005, and also established additional direct interconnection with mobile networks in Europe which created a competitive advantage as it eliminated its use of third party operators for call termination. In addition, KPN GCS also expanded its sales force to increase the focus on its main markets in the United States and Western Europe. As a result of these efforts, KPN GCS terminated more minutes at mobile networks during 2006, which is higher priced traffic, and less at fixed networks. The increase of mobile volume more than offset the decrease in mobile termination rates imposed by local regulators in many countries. Due to this strategy, KPN GCS was able to maintain its top line revenue growth from external parties.

Net revenue-related parties decreased by 16.2% from $249.5 million in 2005 to $209.2 million in 2006. The decrease of net revenue-related parties in 2006 compared to 2005 was caused by a change in the service level agreement with KPN (regarding the KPN fixed retail traffic) partly offset by substantial growth of mobile traffic coming from internal mobile operators. In 2005, the market share of traffic coming from the KPN Mobile Group (KPN Mobile, E-Plus and BASE) increased significantly due to the internal decision of routing nearly all international calls through KPN GCS.

Data communications and telecommunications costs. The total increase in data communications and telecommunications costs was primarily driven by the growth in external revenue. Total costs increased by 5.0% from $671.6 million in 2005 to $708.3 million in 2006. The main driver of the increase in total costs was the increase in mobile volume due to KPN GCS' increased market share in premium mobile minutes and overall mobile market growth, partially offset by lower mobile termination rates imposed by local regulators in many countries.

Data communications and telecommunication costs -external parties increased by 7.7% from $533.1 million in 2005 to $574.0 million in 2006, primarily due to a 15.5% increase in volume (both fixed and mobile) from external parties and the termination of relatively more mobile minutes which have higher associated costs.

Data communications and telecommunication costs-related parties decreased by 3.0% from $138.6 million in 2005 to $134.3 million in 2006. The decrease in these costs was mainly caused by lower mobile termination rates imposed by local regulators in The Netherlands and Germany as well as a service level agreement adjustment in 2006 between KPN GCS and KPN which lowered prices for National and International transmission.

Engineering and network operations expenses. Engineering and network operations expenses were $8.9 million for 2006 compared to $11.4 million for 2005. The decrease was primarily due to lower costs associated with the new service level agreements between KPN GCS and KPN becomining effective from June 19, 2006.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased by 13.5% from $34.5 million in 2005 to $29.8 million in 2006. The decrease was primarily due to lower costs associated with the new service level agreements between KPN GCS and KPN becoming effective from June 19, 2006.

Depreciation and amortization. Depreciation and amortization decreased from $11.4 million in 2005 to $5.7 million in 2006 as a result of a lower asset base due to retirements that occurred during 2006.

Interest income. Interest income in 2006 was $269,000 compared to $94,000 in 2005. The increase is due to the fact that from April 1, 2006, KPN GCS entered into a financial current account with Royal KPN, which was utilized as a clearing account to settle inter company balances and bore interest at a rate of 2%.

Interest expense. Interest expense decreased from $201,000 in 2005 to $32,000 in 2006. The decrease relates to the payment of the last installment of a note payable to an affiliate in early 2006 which yielded interest at LIBOR plus 5%.

Foreign exchange loss. Foreign exchange loss on foreign currency contracts decreased from $1.5 million in 2005 to $1.3 million in 2006. The loss was primarily due to the changes in exchange rates (US dollar versus euro) during these periods.

Income tax expense. The 2006 income tax expense was $17.9 million compared to $18.8 million in 2005, with the effective tax rate being 29.6% in 2006 compared to 31.6% in 2005, which does not materially differ from the Dutch statutory tax rate for such years.

Liquidity and Capital Resources

Prior to October 1, 2007, KPN GCS operated from inception as an integrated part of KPN and within the KPN infrastructure. KPN uses a centralized approach to cash management and financing of its operations. Historically, cash was remitted to KPN on a regular basis and cash disbursements were funded from KPN cash accounts on behalf of KPN GCS. Cash remittances to KPN, net of disbursements by KPN on behalf of KPN GCS, are reflected as net distributions to related parties in the Consolidated Statements of Stockholders' Equity.

Cash flows from operating activities of $58.1 million in 2007 was primarily the result of net income of $16.1 million, non-cash charges of $13.2 million, primarily depreciation and amortization, and changes in other assets and liabilities of $28.8 million. Changes in other assets and liabilities included a decline in accounts receivable—external parties of $22.7 million and in accounts receivable—related parties of $33.8 million, partially offset by a decline in accounts payable of $32.2 million.

Cash flows from operating activities in 2006 of $32.5 million was the result of net income of $42.5 million, non-cash charges of $5.7 million for depreciation and amortization, and changes in other assets and liabilities of $(15.7) million. Changes in other assets and liabilities in 2006 included an increase in accounts receivable—related parties of $25.1 million and a decrease in accounts payable of $43.6 million, partially offset by a decrease in accounts receivable—external parties of $37.0 million.

Cash flows from operating activities in 2005 of $53.1 million was the result of net income of $40.6 million, non-cash charges of $11.4 million for depreciation and amortization, and changes in other assets and liabilities of $1.0 million. Changes in other assets and liabilities include a decrease in accounts receivable—external parties of $11.4 million and a decrease in accounts receivable—related parties of $3.5 million, partially offset by a decrease in accounts payable of $7.3 million and a decrease in accrued expenses of $6.0 million.

Cash flows from investing activities in 2007 of $42.1 million included the acquisition of $54.7 million of existing cash and cash equivalents of iBasis on the date of the closing of the KPN Transaction. Additions to property and equipment were $9.6 million in 2007 and an increase of $5.0 million in other assets relates to other investing activities. Cash used in investing activities in 2006 of $3.9 million and in 2005 of $4.8 million relate to additions to property and equipment.

Cash used in financing activities in 2007 was $61.1 million and included $55.0 million paid by KPN as partial consideration for the acquisition of 51% of the outstanding shares of iBasis on October 1, 2007. In early October, following the completion of the KPN Transaction, we paid a $113.0 million dividend to iBasis shareholders of record immediately preceding the closing of the KPN Transaction. In addition, we paid $0.5 million in dividends to warrant holders who exercised their warrants during the fourth quarter of 2007. Net distributions to KPN in 2007 were $27.8 million. In the fourth quarter of 2007, we borrowed $25.0 million under our second amended and restated loan and security agreement with Silicon Valley Bank. Proceeds from exerices of stock options and warrants were $0.5 million in 2007 and payments of capital lease obligations were $0.4 million.

Cash used in financing activities in 2006 was $28.8 million and consisted of net distributions to KPN of $27.8 million and payment of a note payable to a KPN affiliate of $1.0 million. Cash used in financing activities in 2005 was $54.7 million and consisted of net distributions to KPN of $53.1 million and payment of a note payable to a KPN affiliate of $1.6 million.

In accordance with the Share Purchase Agreement for the KPN Transaction, a post-closing adjustment was required if (i) iBasis' working capital was lower than or exceeded $37,100,000; (ii) iBasis' debt exceeded or was lower than $2,900,000; (iii) the combined working capital of KPN GCS was lower than or exceeded ($6,100,000); and/or (iv) the combined debt of KPN GCS exceeded $0, as of the date of the closing of the KPN Transaction. Based on iBasis's balance sheet position on the date of the closing of the KPN Transaction, working capital was $13,353,000 less than the specified level of $37,100,000, and debt was $1,776,000 less than the specified level of $2,900,000. As a result, a payment of $11,577,000 is due to KPN from iBasis. Based on KPN GCS's balance sheet position on the date of the closing of the KPN Transaction, working capital exceeded the specified level of ($6,100,000) by $3,945,000 and debt was at the specified level of $0. As a result, a payment of $3,945,000 is due to KPN from iBasis. The total post-closing adjustment of $15,522,000 due to KPN will be paid by iBasis in three successive quarterly installments beginning in the first quarter of 2008 and is included in accounts payable—related parties as of December 31, 2007.

On October 2, 2007, we entered into a Second Amended and Restated Loan and Security Agreement (the "Loan Agreement") with Silicon Valley Bank, which amended and restated a certain Amended and Restated Loan and Security Agreement dated as of December 29, 2003. We entered into the Loan Agreement to obtain funding for working capital purposes and in support of the KPN Transaction. Pursuant to the Loan Agreement, we may borrow up to $35.0 million from time to time under a secured revolving credit facility for a two-year period. Borrowings under the line of credit will be on a formula basis, based on eligible domestic and foreign accounts receivable. The line of credit contains quarterly financial covenants, consisting primarily of minimum profitability and minimum liquidity requirements. Interest on borrowings under the line of credit will be based, in part, on our quarterly profitability, with the maximum interest rate being the bank's prime rate, plus 0.5%, or LIBOR, plus 2.75%. The line of credit has a quarterly commitment fee of 0.63% on any unused portion of the line of credit and an up-front, one-time facility fee of 0.75%, or $263,000. The revolving credit facility is also guaranteed by all our domestic wholly-owned subsidiaries. The revolving credit facility is collateralized by a first priority lien and security interest on the assets of iBasis and such guarantors. In addition, iBasis has pledged 66.2% of all its ownership in KPN Global Carrier Services B.V., a wholly-owned subsidiary based in The Netherlands, as collateral for the revolving credit facility. Pursuant to the terms of the Loan Agreement, we may use the proceeds solely as (i) working capital, (ii) to fund its general business requirements, and (iii) to fund the dividend paid by us in connection with the KPN Transaction.

Subsequent to December 31, 2007, we signed a non-binding term sheet with Silicon Valley Bank to initate the process of amending the Loan Agreement to expand our borrowing capability from $35.0 million to $50.0 million.

At December 31, 2007, we had $25.0 million in borrowings outstanding and had issued outstanding standby letters of credit of $2.9 million under the Loan Agreement.

We anticipate that the December 31, 2007 balance of $65.7 million in cash, cash equivalents and short-term investments, together with expected net cash flow generated from operations and bank borrowing availability, will be sufficient to fund our operations and capital asset expenditures for the next twelve months. We expect capital asset expenditures to be between $30 million and $35 million in 2008.

Off-Balance Sheet Arrangements

Under accounting principles generally accepted in the U.S., certain obligations and commitments are not required to be included in the consolidated balance sheets and statements of operations. These obligations and commitments, while entered into in the normal course of business, may have a material impact on liquidity. We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Contractual Obligations

The following table summarizes our future contractual obligations as of December 31, 2007:

	Payment Due Dates					
	Total	Less than 1 Year	1 to 2 Years	2 to 3 Years	3 to 5 Years	After 5 Years
	(In thousands)					
Bank borrowings	$25,000	$ —	$25,000	$ —	$ —	$ —
Interest on bank borrowings(1)	3,279	1,874	1,405	—	—	—
Capital lease obligations	795	795	—	—	—	—
Operating leases	8,166	2,898	1,916	867	675	1,810
Purchase commitments for termination of minutes	17,569	17,569	—	—	—	—
Total	$54,809	$23,136	$28,321	$867	$675	$1,810

(1) Interest payment amounts on bank borrowings are projected using market rates as of December 31, 2007. Future interest payments may differ from these projections based on changes in market interest rates.

We adopted FIN 48 as of January 1, 2007. As of December 31, 2007, the total amount of net unrecognized tax benefits for uncertain tax positions and the accrual for the related interest was $0.5 million. We are unable to make a reasonably reliable estimate of when cash settlement, if any, will occur with a tax authority as the timing of examinations and ultimate resolution of those examinations is uncertain.

As of December 31, 2007, we did not have any material purchase obligations, or other material long-term commitments reflected on our consolidated balance sheet.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *"Fair Value Measurements"*, (SFAS No. 157). SFAS No. 157 establishes a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. This accounting standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. However, in January 2008, the FASB issued FASB Staff Position FAS 157-b, *Effective Date of FASB Statement No. 157* (FSP FAS 157-b). This FSP permits entities to elect to defer the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. We have elected to defer the adoption of SFAS No. 157 for those assets and liabilities included in FSP FAS 157-b. We do not expect the adoption of SFAS No. 157 to have a material impact on our financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115"*, (SFAS No. 159). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the "fair value option"). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. This accounting standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 159 will have a material impact on our financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) ("SFAS 141R"), *"Business Combinations"* and SFAS No. 160 ("SFAS 160"), *"Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulleting No. 51."* SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interest and classified as a component of equity. SFAS 141R and SFAS 160 are effective beginning the first fiscal quarter of 2009. Early adoption is not permitted. We are still evaluating what impact the adoption of either SFAS 141R or SFAS 160 will have on our statements of financial position, results of operations and cash flows.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

Our primary market risk exposure is related to interest rates and foreign currency exchange rates. We are exposed to foreign currency risk which can create volatility in earnings and cash flows from period to period. Historically, KPN GCS sought to economically hedge a portion of its foreign currency risk arising from foreign exchange receivables and foreign currency-denominated forecasted transactions. Foreign exchange contracts were used to fix or protect the exchange rate to be used for foreign currency-denominated transactions. Hedge accounting was not applied in the historical financial statements of KPN GCS. We do not currently engage in trading market risk sensitive instruments or purchasing hedging instruments, whether interest rate, foreign currency exchange, commodity price or equity price risk and have not purchased options or entered into swaps or forward or futures contracts.

Our revenues are primarily denominated in U.S. dollars or euros. Thus, we are exposed to foreign currency exchange rate fluctuations as the financial results and balances of our foreign entities are translated into U.S. dollars. As exchange rates vary, these results, when translated, may vary from expectations and may adversely impact our results of operations and financial condition. For example, if the dollar weakens relative to the euro, our euro denominated revenues and expenses would increase when stated in U.S. dollars. Conversely, if the U.S. dollar strengthens relative to the euro, our euro denominated revenues and expenses would decrease.

Our short-term marketable securities are subject to interest rate risk, but due to the short-term nature of these investments, interest rates would not have a material impact on their value at December 31, 2007. Our primary interest rate risk is the risk on borrowings under our bank line of credit, which is subject to interest rates based on the bank's prime rate or LIBOR, plus margin. We had $25.0 million in borrowings under our bank line of credit at December 31, 2007. A change in the applicable interest rates would also affect the rate at which we could borrow funds or finance equipment purchases. Our capital lease obligations are fixed rate debt.

Item 8. ***Financial Statements and Supplementary Data***

Index to Consolidated Financial Statements

	Page
Consolidated Financial Statements:	
Report of Independent Registered Public Accounting Firm	53
Consolidated Balance Sheets as of December 31, 2007 and 2006	56
Consolidated Statements of Operations for the Three Years Ended December 31, 2007	57
Consolidated Statements of Stockholders' Equity for the Three Years Ended December 31, 2007	58
Consolidated Statements of Cash Flows for the Three Years Ended December 31, 2007	59
Notes to Consolidated Financial Statements	60

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of iBasis, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of iBasis, Inc. and its subsidiaries at December 31, 2007 and the results of their operations and their cash flows for the year in the period ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on these consolidated financial statements, and on the Company's internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

As discussed in Notes 1 and 15 to the consolidated financial statements, the Company has entered into significant transactions with Royal KPN N.V. (parent company), a related party.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded KPN GCS from its assessment of internal control over financial reporting as of December 31, 2007 because it was acquired in a purchase business combination that was accounted for as a reverse acquisition of the Company during 2007. We have also excluded the operations of KPN

GCS from our audit of internal control over financial reporting. KPN GCS' total assets and total revenues represent 30% and 85%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 14, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of iBasis, Inc.

In our opinion, the accompanying combined balance sheet and the related combined statements of operations, of stockholders equity and of cash flows present fairly, in all material respects, the financial position of KPN GCS (predecessor to iBasis, Inc.) and its subsidiaries, at December 31, 2006, and the results of their operations and their cash flows for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 15 to the consolidated financial statements, the Company has entered into significant transactions with Royal KPN N.V. (the parent company), a related party.

June 19, 2007, except for Note 2 "Net income per share" and Note 18 "Foreign currency translation", as to which the date is March 14, 2008.

PricewaterhouseCoopers Accountants N.V.

/s/ H.C. WÜST RA

H.C. Wüst RA

iBasis, Inc.

Consolidated Balance Sheets

	December 31, 2007	December 31, 2006
	(In thousands, except per share data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 63,735	$ 22,411
Short-term marketable securities	1,999	—
Accounts receivable and unbilled revenue—external parties, net of allowance for doubtful accounts of $12,924 and $12,862, respectively	204,883	162,411
Accounts receivable—related parties	—	33,807
Prepaid expenses and other current assets	4,687	2,668
Total current assets	275,304	221,297
Property and equipment, net	34,966	10,946
Other assets	7,008	1,026
Intangible assets, net	93,800	—
Goodwill	248,795	—
Total assets	$659,873	$233,269
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable—external parties	$135,060	$119,348
Accounts payable—related parties	11,839	—
Accrued expenses	136,903	88,982
Deferred revenue	11,503	—
Current portion of long-term debt	755	—
Total current liabilities	296,060	208,330
Long-term debt, net of current portion	25,000	—
Deferred income taxes	2,942	—
Other long-term liabilities	1,381	961
Commitments and contingencies (Note 14)		
Stockholders' equity		
Preferred stock, $0.001 par value, authorized—15,000 shares; issued and outstanding; none	—	—
Common stock, $0.001 par value, authorized—170,000 shares; issued—75,912 shares and 0 shares, respectively; outstanding—74,843 shares and 0 shares, respectively	76	—
Treasury stock, 1,069 and 0 shares, respectively, at cost	—	—
Additional paid-in capital	333,278	—
Accumulated other comprehensive income	3,155	899
Contributed capital/retained earnings (accumulated deficit)	(2,019)	23,079
Total stockholders' equity	334,490	23,978
Total liabilities and stockholders' equity	$659,873	$233,269

The accompanying notes are an integral part of these consolidated financial statements.

iBasis, Inc.

Consolidated Statements of Operations

	Years Ended December 31,		
	2007	2006	2005
	(In thousands, except per share data)		
Net revenue from external parties	$741,293	$605,031	$540,574
Net revenue from related parties	197,265	209,158	249,502
Total net revenue	938,558	814,189	790,076
Costs and operating expenses:			
Data communications and telecommunications costs—external parties (excluding depreciation and amortization)	733,160	573,966	533,055
Data communications and telecommunications costs—related parties (excluding depreciation and amortization)	114,242	134,347	138,584
Engineering and network operations expenses	13,222	8,895	11,438
Selling, general and administrative expenses	38,368	29,812	34,468
Merger related expenses	2,019	—	—
Depreciation and amortization	12,743	5,693	11,415
Total costs and operating expenses	913,754	752,713	728,960
Income from operations	24,804	61,476	61,116
Interest income	1,680	269	94
Interest expense	(731)	(32)	(201)
Foreign exchange loss	(1,101)	(1,339)	(1,545)
Income before income taxes	24,652	60,374	59,464
Income tax expense	8,529	17,884	18,848
Net income	$ 16,123	$ 42,490	$ 40,616
Net income per share:			
Basic	$ 0.33	$ 1.06	$ 1.01
Diluted	$ 0.33	$ 1.06	$ 1.01
Weighted average common shares outstanding			
Basic	48,778	40,121	40,121
Diluted	49,186	40,121	40,121

The accompanying notes are an integral part of these consolidated financial statements.

iBasis, Inc.

Consolidated Statements of Stockholders' Equity

	Common Stock		Treasury Stock					
	Number of Shares	$0.001 Par Value	Number of Shares	Amount	Additional Paid-In Capital	Contributed Capital/ Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
					(In thousands)			
Balance, December 31, 2004						$ 20,936	$ (310)	$ 20,626
Foreign currency translation adjustments							(398)	(398)
Net income						40,616		40,616
Comprehensive income								40,218
Net distributions to related parties						(53,178)		(53,178)
Stock-based compensation						43		43
Balance, December 31, 2005						8,417	(708)	7,709
Foreign currency translation adjustments							1,087	1,087
Adoption of FAS 158							520	520
Net income						42,490		42,490
Comprehensive income								44,097
Stock-based compensation						65		65
Net distributions to related parties						(27,893)		(27,893)
Balance, December 31, 2006						23,079	899	23,978
Net income of KPN GCS for the nine months ended September 30, 2007						18,142		18,142
Net distributions to related parties						(27,799)		(27,799)
Stock-based compensation						63		63
Balance, September 30, 2007						13,485	899	14,384
KPN Transaction (see Note 3)	75,641	$ 76	(1,069)	$ —	332,084	(13,485)		318,675
Exercise of stock options	123				323			323
Exercise of warrants	148				433			433
Stock-based compensation					438			438
Net loss post October 1, 2007						(2,019)		(2,019)
Foreign currency translation adjustments							2,250	2,250
Unrealized gain on short-term marketable securities							6	6
Comprehensive income								237
Balance, December 31, 2007	75,912	$ 76	(1,069)	$ —	$ 333,278	$ (2,019)	$3,155	$ 334,490

The accompanying notes are an integral part of these consolidated financial statements.

iBasis, Inc.

Consolidated Statements of Cash Flows

	Years ended December 31,		
	2007	2006	2005
	(In thousands)		
Cash flows from operating activities:	$ 16,123	$ 42,490	$ 40,615
Net income			
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	12,743	5,693	11,415
Stock-based compensation	501	65	43
Changes in assets and liabilities, excluding the effect of acquisitions:			
Accounts receivable and unbilled revenue—external parties	22,736	36,962	11,353
Accounts receivable—related parties	33,807	(25,058)	3,513
Prepaid expenses and other current assets	2,944	1,343	(591)
Other assets	(462)	—	—
Accounts payable—external parties	(32,206)	(43,627)	(7,276)
Accounts payable—related parties	(926)	—	—
Deferred revenue	172	—	—
Accrued expenses	3,475	14,682	(5,954)
Deferred income taxes	(614)	—	—
Other long-term liabilities	(207)	—	—
Net cash provided by operating activities	58,086	32,550	53,118
Cash flows from investing activities:			
Cash and cash equivalents of iBasis on October 1, 2007 acquired in KPN Transaction	54,711	—	—
Purchases of property and equipment	(9,605)	(3,854)	(4,753)
Maturities of available-for-sale short-term marketable investments	1,994	—	—
Increase in other long-term assets	(5,000)	—	—
Net cash provided by (used in) investing activities	42,100	(3,854)	(4,753)
Cash flows from financing activities:			
Payment from KPN related to KPN Transaction	55,000	—	—
Dividend payment to iBasis shareholders	(113,000)	—	—
Dividend payment related to warrant exercises	(468)	—	—
Bank borrowings	25,000	—	—
Payments of principal on capital lease obligations	(369)	—	—
Net distributions to related party	(27,799)	(27,893)	(53,178)
Payments on note payable to affiliate	—	(1,016)	(1,585)
Proceeds from exercise of warrants	195	—	—
Proceeds from exercise of common stock options	323	—	—
Net cash used in financing activities	(61,118)	(28,909)	(54,763)
Effect of changes in exchange rates on cash and cash equivalents	2,256	1,994	(2,875)
Net increase (decrease) in cash and cash equivalents	41,324	1,781	(9,273)
Cash and cash equivalents, beginning of year	22,411	20,630	29,903
Cash and cash equivalents, end of year	$ 63,735	$ 22,411	$ 20,630
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$ 731	$ 32	$ 201
Cash paid during the year for income taxes	$ 14,608	$ 281	$ 611
Shares issued in KPN Transaction	$ 376,675	$ —	$ —
Exercise of warrants on a net basis	$ 760	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

(1) Business

Transaction with KPN B.V., a subsidiary of Royal KPN N.V.

On October 1, 2007, iBasis, Inc. ("iBasis," the "Company", "we" and "our") and KPN B.V. ("KPN"), a subsidiary of Royal KPN N.V. ("Royal KPN"), completed transactions ("KPN Transaction") pursuant to which iBasis issued 40,121,074 shares of its common stock to KPN and acquired the outstanding shares of two subsidiaries of KPN ("KPN GCS"), which encompassed KPN's international wholesale voice business. The Company also received $55 million in cash from KPN, subject to post-closing adjustments based on the working capital and debt of iBasis and KPN GCS. Immediately after issuance on October 1, 2007, the shares of iBasis common stock issued to KPN represented 51% of the issued and outstanding shares of iBasis common stock on a fully-diluted basis (which included all of the issued and outstanding common stock and the common stock underlying outstanding "in-the-money" stock options, as adjusted, and warrants to purchase common stock).

On October 8, 2007, iBasis paid a dividend in the amount of $113 million at a rate of $3.28 per share to each of its shareholders on the record date of September 28, 2007, the trading date immediately prior to the closing date of the KPN Transaction. In addition, holders of outstanding warrants to purchase our common stock will be entitled to receive a cash payment upon the future exercise of these warrants equal to the dividend amount that would have been payable if the warrants had been exercised immediately prior to the record date of the dividend. As of December 31, 2007, iBasis had warrants outstanding to purchase 531,000 shares of its common stock. In connection with the payment of the dividend to shareholders, we also increased the number of shares subject to unexercised stock options and decreased the exercise price of these stock option grants to preserve their value. (See Note 4 to the Notes to Consolidated Financial Statements for further information regarding the adjustment to outstanding stock options.)

The officers of iBasis immediately prior to the closing of the KPN Transaction have continued to serve as the officers of the combined company and one executive of KPN GCS, Mr. Edwin Van Ierland, was appointed as the Company's Senior Vice President Worldwide Sales. Upon closing of the KPN Transaction, Messrs. Charles Skibo and David Lee, two independent members of iBasis's board of directors, resigned as members of the board of directors and the board of directors of iBasis appointed Messrs. Eelco Blok and Joost Farwerck, two executives of Royal KPN N.V., as directors to fill the vacancies created by the resignations of Messrs. Skibo and Lee.

Although iBasis acquired all of the outstanding capital stock of KPN GCS, after the closing of the transaction, KPN holds a majority of the outstanding common stock of iBasis and KPN's designees are expected to represent, at a future date, a majority of the Company's board of directors. Accordingly, for accounting and financial statement purposes, the KPN Transaction has been treated as a reverse acquisition of iBasis by KPN GCS under the purchase method of accounting and the financial results of KPN GCS have become the historical financial results of the combined company and replace the historical financial results of iBasis as a stand-alone company. Thus, the financial results reported for the full year 2007 include the results of KPN GCS alone for the first nine months of 2007 and the financial results of the combined company for the fourth quarter of 2007 only.

The presentation of the Statement of Stockholders' Equity reflects the historical stockholders' equity of KPN GCS through September 30, 2007. The effect of the issuance of shares of iBasis common stock to KPN and the inclusion of iBasis's stockholders' equity as a result of the closing of the KPN Transaction on October 1, 2007 is reflected in the year ended December 31, 2007.

(1) Business (Continued)

Prior to October 1, 2007, KPN GCS operated as an integrated part of KPN since inception and the historical financial statements of KPN GCS have been derived from the accounting records of KPN using the historical basis of assets and liabilities. As a result, KPN GCS did not operate as a stand-alone business and the historical combined financial statements may not necessarily be representative of amounts that would have been reflected in the financial statements presented had KPN GCS operated independently of KPN.

KPN GCS benefited from certain related party revenue and purchase agreements with KPN that included sales prices per minute and costs per minute. KPN GCS also relied on KPN for a substantial part of its operational and administrative support, for which it was allocated costs primarily consisting of selling, general and administrative expenses, such as costs for centralized research, legal, human resources, payroll, accounting, employee benefits, real estate, insurance, information technology, telecommunications, treasury and other corporate and infrastructure costs. In anticipation of the closing of the transaction with iBasis, KPN GCS entered into a Framework Services Agreement with KPN in 2006, which replaced the revenue and purchase agreements and operational and administrative support arrangements described above.

Business

We are a leading wholesale carrier of international long distance telephone calls and a provider of retail prepaid calling services and enhanced services for mobile operators.

Our operations consist of our wholesale Trading business ("Trading"), revenue from traffic we terminate for KPN and its affiliates ("Outsourced from KPN"), and our retail services business ("Retail"). In the Wholesale Trading business we receive voice and fax traffic from buyers—originating carriers who are interconnected to either the iBasis VoIP network or the KPN GCS' fixed line network, and we route that traffic to sellers—local carriers in the destination countries with whom we have established agreements to manage the completion or termination of the call. For customers interconnected to our VoIP network, we route these calls over the Internet to local carriers in the destination countries. Our VoIP network uses proprietary, patent-pending technology to automate the selection of routes and termination partners based on a variety of performance, quality, and business metrics. We have call termination agreements with local service providers in North America, Europe, Asia, the Middle East, Latin America, Africa and Australia. Our Outsourced from KPN business consists of traffic we terminate for KPN and its affiliates for international wholesale voice services and international direct dialing for calls originating or terminating in The Netherlands. Our Retail business consists of retail prepaid calling cards which are marketed through distributors primarily to ethnic communities within major metropolitan markets in the U.S., and our prepaid calling service, Pingo^{R}, offered directly to consumers and businesses through an Internet website on a prepaid basis.

(2) Summary of Significant Accounting Policies

Principles of Consolidation—The accompanying consolidated financial statements as of and for the year ended December 31, 2007 include the accounts of KPN GCS for the full year and the accounts of iBasis, Inc. since October 1, 2007. All intercompany balances and transactions between KPN GCS and iBasis since October 1, 2007 have been eliminated in consolidation.

The consolidated financial statements as of December 31, 2006 and for the years ended December 31, 2006 and 2005 are the combined accounts of KPN GCS, which include KPN Global

(2) Summary of Significant Accounting Policies (Continued)

Carrier Services B.V., a Netherlands company, and KPN INS, Inc., a Delaware corporation, both of which were wholly-owned by KPN prior to October 1, 2007. All significant intercompany balances and transactions within these combined entities have been eliminated.

Intercompany balances and transactions with KPN and its other subsidiaries ("related parties" or "affiliates") have not been eliminated, but are presented herein as balances and transactions with related parties or affiliates.

Use of Estimates—The preparation of these financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires us to (i) make judgments, assumptions and estimates that affect the reported amounts of assets, liabilities, revenue and expenses; and (ii) disclose contingent assets and liabilities. A critical accounting estimate is an assumption that could have a material effect on our consolidated financial statements if another, also reasonable, amount were used or a change in the estimates is reasonably likely from period to period. We base our accounting estimates on historical experience and other factors that we consider reasonable under the circumstances. However, actual results may differ from these estimates. To the extent there are material differences between our estimates and the actual results, our future financial condition and results of operations will be affected.

Foreign Currency Translation and Transactions—The functional currency of KPN GCS is the euro. For the purposes of presenting the consolidated financial statements, the functional currency of KPN GCS has been converted into U.S. dollars for balance sheet accounts using the exchange rate in effect on the balance sheet date. Revenue and expenses are translated into U.S. dollars at the weighted average exchange rates in effect during the period. The effect of these translation adjustments are reported within Accumulated Other Comprehensive Income, a component of stockholders' equity. Transactions in foreign currency are recorded at the original rates of exchange in force at the time the transactions are effected. Exchange differences arising on (i) settlement of transactions and (ii) translation of such transactions, given that no settlement has occurred, are recognized in results of operations.

We have, in the past, entered into foreign currency forward contracts to manage foreign currency exposures related to sales to foreign customers. We do not have designated hedges in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "*Accounting for Derivative Instruments and Hedging Activities*", and accordingly, any unrealized gains and losses are recorded in the Consolidated Statements of Operations and in the Consolidated Balance Sheets within Prepaid expenses and other current assets or Accrued expenses and other current liabilities.

Other Comprehensive Income (Loss)—Other comprehensive income (loss) primarily relates to foreign currency translation adjustments from entities with functional currencies other than the U.S. dollar. Components of other comprehensive income (loss) are included within the Consolidated Statements of Stockholders' Equity

Cash and Cash Equivalents—Cash and cash equivalents consist of all highly liquid investments that are readily convertible into cash and have original maturities of three months or less. Cash equivalents include money market accounts and commercial paper.

Short-term Marketable Securities—Short-term marketable securities at December 31, 2007 are classified as available-for-sale and carried at fair value and consist of corporate bonds, with original

(2) Summary of Significant Accounting Policies (Continued)

maturities at the date of acquisition ranging from 90 days to one year. As of December 31, 2007, the unrealized gain of $6,000 on our short-term marketable securities is a component of other comprehensive income (loss).

Accounts Receivable and Unbilled Revenue—Accounts receivable and unbilled revenue are stated at face value, less an allowance for doubtful accounts. Collectibility of accounts receivable is reviewed regularly and is based upon our knowledge of customers and compliance with credit terms. The allowance for doubtful accounts is adjusted based on such evaluation, with a corresponding charge included in selling, general and administrative expense. Accounts receivable and their related allowance balances are written-off when we deem them uncollectible.

Property and Equipment—Property and equipment are stated at cost less accumulated depreciation and any recognized impairment loss. Additions and improvements that extend the useful life of an asset are capitalized; maintenance and repairs are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss, if any, is reflected in the Consolidated Statements of Operations. In accordance with Statement of Position 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use"* (SOP 98-1), costs associated with the internally developed software are capitalized when both the preliminary project stage is completed and management has authorized further funding for the project which it deems probable of being completed. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended use.

The cost of property and equipment is depreciated using the straight-line method over the following estimated useful lives of the respective assets:

Asset Classification	Estimated Useful Life
Network equipment	3—7 years
Software	3 years
Leasehold improvements	Lesser of Useful Life or Lease Term
Other tangible fixed assets	3—7 years

Goodwill and Other Intangible Assets—Intangible assets consist of goodwill, which has an indefinite life and is not being amortized, and identifiable intangible assets, consisting of tradename and trade marks, customer relationships, termination partner relationships and technology.

Identifiable intangible assets are being amortized using either the straight-line method or economic consumption method over the following estimated useful lives:

Intangible Asset	Amortization Method	Estimated Useful Life
Trade name and trademarks	Straight-line	15 years
Customer relationships	Economic consumption	5—10 years
Termination partner relationships	Economic consumption	5 years
Technology	Straight-line	5 years

Impairment of Property and Equipment and Intangible Assets—In accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"*, we review the value of our property and equipment and intangible assets for impairment whenever events or changes in circumstances

(2) Summary of Significant Accounting Policies (Continued)

indicate that the carrying amount of the assets may not be fully recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Revenue Recognition—In accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 104, "*Revenue Recognition*" (SAB 104), we recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there is persuasive evidence of an arrangement, delivery has occurred or the service has been provided, the sales price is fixed or determinable and collectibility is reasonably assured.

For our wholesale Trading business and Outsourced from KPN business, traffic fees are charged at an agreed price for a fixed duration of time or capacity and are recognized as revenue based upon usage of our network and facilities. Estimates for incentive rebates and other allowances are recorded as a reduction of revenues in the period the related revenues are recorded. These estimates are based upon contracted terms, historical experience and information currently available to management with respect to business and economic trends. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

For our Retail business, revenue is deferred upon activation of the prepaid calling cards, or purchase of our web-based calling services, and is recognized as the prepaid balances are reduced based upon minute usage and service charges.

Concentration of Credit Risk and Significant Customers—Financial instruments that potentially subject us to significant concentrations of credit risk are primarily cash equivalents, short-term marketable securities and accounts receivable. No external customers represented 10% or more of our total accounts receivable or net revenues for the periods presented. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising our customer base and their dispersion across different industries and geographies.

Fair Value of Financial Instruments—Financial instruments consist principally of cash and cash equivalents, short-term marketable securities, accounts receivable, accounts payable, accrued expenses and long-term debt. The estimated fair value of these instruments approximates their carrying value.

Stock-based Compensation—We account for equity awards to our employees under the provisions of Statement of Financial Accounting Standards No. 123R, "*Share-Based Payment,*" which requires us to record compensation expense related to the fair value of our stock-based compensation awards.

Income Taxes—We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." This statement requires an asset and liability approach to accounting for income taxes based upon the future expected values of the related assets and liabilities. Deferred income taxes are provided for tax and financial reporting basis differences between assets and liabilities at tax rates expected to be in effect when the basis differences reverse. Valuation allowances are provided in situations where recoverability of deferred tax assets is not considered more likely than not.

(2) Summary of Significant Accounting Policies (Continued)

Net Income Per Share—Basic and diluted net income per common share is determined by dividing net income by the weighted average common shares and common equivalent shares outstanding during the period. For 2007, as KPN GCS was wholly-owned by KPN prior to October 1, 2007, basic weighted average shares outstanding was based on the 40.1 million shares issued by iBasis to KPN on the closing of the KPN Transaction for the first nine months of 2007, and the total weighted average shares outstanding of the Company of 74.7 million shares for the fourth quarter of 2007. Diluted weighted average shares for 2007 includes the dilutive effect of iBasis outstanding stock options and warrants for the fourth quarter of 2007 only. For 2006 and 2005, basic and diluted weighted average shares represent the 40.1 million shares issued by iBasis to KPN.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 establishes a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. This accounting standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. However, in January 2008, the FASB issued FASB Staff Position FAS 157-b, *Effective Date of FASB Statement No. 157* (FSP FAS 157-b). This FSP permits entities to elect to defer the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. We have elected to defer the adoption of SFAS No. 157 for those assets and liabilities included in FSP FAS 157-b. We do not expect the adoption of SFAS No. 157 to have a material impact on our financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115* (SFAS No. 159). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the "fair value option"). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. This accounting standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 159 will have a material impact on our financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) ("SFAS 141R"), *"Business Combinations"* and SFAS No. 160 ("SFAS 160"), "Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulleting No. 51." SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interest and classified as a component of equity. SFAS 141R and SFAS 160 are effective beginning the first fiscal quarter of 2009. Early adoption is not permitted. We are still evaluating what impact the adoption of either SFAS 141R or SFAS 160 will have on our statements of financial position, results of operations and cash flows.

(3) Purchase Accounting for KPN Transaction

Under the purchase method of accounting, the purchase price for the KPN Transaction was allocated to the tangible and identifiable intangible assets and liabilities of iBasis on the basis of their

(3) Purchase Accounting for KPN Transaction (Continued)

fair values on October 1, 2007, the closing date of the transaction. As KPN GCS was not a publicly traded entity, the purchase price for this transaction was based, in part, on the fair market value of iBasis's common stock. The market price used to value iBasis's shares of $10.75 was the closing price of the stock on September 28, 2007, the business day immediately prior to the closing of the KPN Transaction.

The total purchase price for this transaction consisted of the following:

	(In thousands)
iBasis outstanding shares on October 1, 2007 of 34,451 at $10.75 per share	$370,353
Fair value of outstanding vested and unvested stock options, less unearned compensation	13,425
Fair value of outstanding warrants to purchase common shares	4,624
Direct acquisition costs	2,453
Dividend to iBasis shareholders paid from existing iBasis cash and short-term marketable securities	(58,000)
Accrued dividend payable for outstanding warrants to purchase common shares	(2,468)
Amount payable to KPN for iBasis working capital adjustment	(11,577)
Accrued severance	(135)
Total purchase price	$318,675

In determining the fair value of iBasis's identifiable assets and liabilities as of October 1, 2007, we recorded $97.7 million of amortizing intangible assets, including trade names and trademarks, customer relationships, termination partner relationships, and technology. The estimated useful life of trade names and trademarks is 15 years and is being amortized on a straight-line basis. The estimated useful life of customer relationships is 10 years for wholesale customers and 5 years for retail distributor relationships and these intangible assets are being amortized using an economic consumption method to reflect diminishing cash flows from these relationships in the future. The estimated useful life of termination partner relationships is 5 years and is being amortized using an economic consumption method. The estimated useful life of technology is 5 years and is being amortized on a straight-line basis. (See Note 8).

(3) Purchase Accounting for KPN Transaction (Continued)

The allocation of the purchase price to the fair values of iBasis's assets and liabilities on October 1, 2007, which resulted in the recording of $248.8 million in goodwill, is as follows:

	(In thousands)
Current assets	$128,875
Property and equipment	23,258
Other assets	520
Trade names and trademarks	21,800
Customer relationships	34,200
Termination partner relationships	8,400
Technology	33,300
Total assets	250,353
Deferred revenue	11,331
Dividend payable	60,468
Other current liabilities	103,469
Deferred tax liabilities, long term	3,556
Other non-current liabilities	1,649
Total liabilities	180,473
Net assets	69,880
Goodwill	248,795
Total purchase price	$318,675

The total $248.8 million of goodwill has been assigned to the Company's Wholesale Trading reporting unit. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," this goodwill will not be amortized.

Working Capital and Debt Adjustments

In accordance with the Share Purchase Agreement for the KPN Transaction, a post-closing adjustment was required if (i) iBasis' working capital was lower than or exceeded $37,100,000; (ii) iBasis' debt exceeded or was lower than $2,900,000; (iii) the combined working capital deficit of KPN GCS was lower than or exceeded ($6,100,000); and/or (iv) the combined debt of KPN GCS exceeded $0, as of the date of the closing of the KPN Transaction. Based on iBasis's balance sheet position on the date of the closing of the KPN Transaction, working capital was $13,353,000 less than the specified level of $37,100,000, and debt was $1,776,000 less than the specified level of $2,900,000. As a result, a payment of $11,577,000 is due to KPN from iBasis. Based on KPN GCS's balance sheet position on the date of the closing of the KPN Transaction, working capital deficit was less than the specified level of ($6,100,000) by $3,945,000 and debt was at the specified level of $0. As a result, payment of $3,945,000 is due to KPN from iBasis. The total post-closing adjustment of $15,522,000 due to KPN will be paid by iBasis in three successive quarterly installments beginning in the first quarter of 2008.

(3) Purchase Accounting for KPN Transaction (Continued)

Pro Forma Disclosures (Unaudited)

The following unaudited pro forma consolidated results of operations for the years ended December 31, 2007 and 2006 and assumes that the KPN Transaction occurred as of the beginning of each year.

	Year Ended December 31, 2007	Year Ended December 31, 2006
	(In thousands, except per share data)	
Total net revenue	$1,390,580	$1,296,651
Total costs and expenses	1,379,654	1,271,625
Income from operations	10,926	25,026
Net income	$ 3,854	$ 14,331
Basic net income per share	$ 0.05	$ 0.20
Diluted net income per share	$ 0.05	$ 0.19

These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the transaction had occurred as of the beginning of that period presented or that may be obtained in the future.

(4) Stock Based Compensation

We issue stock options as an equity incentive to employees and outside directors under our 2007 Stock Plan (the "2007 Plan"). The stock options we issue under our 2007 Plan are for a fixed number of shares with an exercise price equal to the fair market value of our stock on the date of grant. The employee stock option grants under the 2007 Plan typically vest quarterly in equal installments over four years, provided that no options shall vest during the employees' first year of employment, and have a term of ten years.

The 2007 Stock Plan replaced the 1997 Stock Incentive Plan, which expired on August 11, 2007. All outstanding stock options under this plan will remain in effect until they expire by their terms.

As of the date of the closing of the KPN Transaction, we had 2.4 million shares of vested and unvested outstanding stock options, almost all of which had been granted under a prior stock option plan, and these outstanding stock options were fair valued as of that date. The aggregate fair value of $4.0 million relating to 0.6 million shares of unvested stock options as of that date is being charged to results of operations on a straight-line basis over the remaining vesting period for these stock options. Stock-based compensation expense charged to engineering and network operations expenses and selling, general and administrative expenses in the fourth quarter of 2007 related to these stock options was $0.1 million and $0.3 million, respectively. The fair value of these outstanding unvested stock options was estimated using the Black-Scholes model and the following assumptions:

Stock price on September 28, 2007	$10.75
Risk free interest rate	4.88%
Dividend yield	0.0%
Expected volatility	60% to 100%
Expected remaining life	2.38 to 6.12 years

(4) Stock Based Compensation (Continued)

Dividend-Related Adjustment to Stock Options

Upon closing of the KPN Transaction, and in conjunction with the $113 million dividend we paid to iBasis shareholders on October 8, 2007, we increased the number of shares subject to unexercised stock option grants and reduced the exercise price of these stock option grants to preserve their value, as required by the anti-dilution provision of our stock option plan. The adjustment to the number of shares and exercise price was based on the closing price of $10.75 per share of iBasis common stock on September 28, 2007, the trading date immediately preceding the closing of the merger, reduced by the dividend per share amount of $3.28 per share. Shares underlying outstanding stock options were increased by a factor of 1.4391, which reflected the ratio of $10.75 per share divided by $7.47 per share ($10.75 per share less the dividend of $3.28 per share) and the per share exercise price of outstanding stock options was reduced by dividing the exercise price by this same factor. As a result, the number of shares underlying outstanding stock options, as of the date of this adjustment, increased from 2.4 million shares to 3.5 million shares and the average exercise price of outstanding stock options was reduced from $6.07 per share to $4.22 per share.

Stock Option Activity

The following table presents the stock option activity for the period of October 1, 2007 through December 31, 2007:

	Shares	Weighted Average Exercise Price
	(In thousands)	
Outstanding at October 1, 2007	3,502	$4.22
Granted	64	6.47
Exercised	(123)	2.62
Cancelled	(17)	7.54
Outstanding at December 31, 2007	3,426	$4.30
Vested and unvested expected to vest at December 31, 2007	3,278	$4.23
Exercisable at December 31, 2007	2,557	$3.83
Available for future grants at December 31, 2007	3,437	

(4) Stock Based Compensation (Continued)

The following table presents weighted average price and contract life information about significant option groups outstanding and exercisable as of December 31, 2007:

	Outstanding			Exercisable	
Range of Exercise Prices	Outstanding Options	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price
	(In thousands)			(In thousands)	
$ 0.52—$ 1.50	340	3.94	$ 1.43	340	$ 1.43
1.83— 2.29	515	4.99	2.05	515	2.05
2.44— 3.98	798	5.72	2.89	765	2.85
4.25— 4.54	750	7.76	4.51	462	4.50
4.71— 5.87	337	7.70	5.10	260	5.04
6.02— 6.88	554	9.02	6.59	83	6.67
7.73— 10.42	90	1.99	9.70	90	9.70
$22.93—$59.93	42	2.39	30.09	42	30.09
	3,426	6.47	$ 4.30	2,557	$ 3.83

The aggregate intrinsic value of exercisable options outstanding as of December 31, 2007 was $5.1 million, which represents the amount option holders would have received had they exercised their options as of that date. The intrinsic value is the difference between our closing stock price on the last trading day of the year ended December 31, 2007 and the stock option exercise price, multiplied by the number of stock option shares.

The following table presents the non-vested shares for the period of October 1, 2007 to December 31, 2007.

Non-vested Stock Options	Shares	Weighted-Average Fair Value
	(in thousands)	
Non-vested at October 1, 2007	926	$5.80
Granted	64	5.30
Vested	(111)	5.56
Forfeited	(11)	5.71
Non-vested at December 31, 2007	868	5.79

As of December 31, 2007, unrecognized compensation expense related to the unvested portion of our stock options was $3.8 million and is expected to be recognized over a weighted-average period of approximately 2.5 years.

Stock Options Grants Under KPN Option Plans

Previously, certain employees of KPN GCS were provided with stock options for KPN stock under the terms of KPN's stock option plans. These stock options provided for a fixed number of shares with an exercise price equal to the fair value of KPN's stock on the date of grant, unless otherwise stated,

(4) Stock Based Compensation (Continued)

and vest three years from the date of grant. There were no grants made to employees of KPN GCS under KPN's stock option plans in 2007 or 2006.

Effective January 1, 2006, KPN GCS adopted SFAS No. 123(R), *"Share-Based-Payment"* (SFAS 123(R)) using the modified prospective method. As KPN GCS had previously applied the fair value recognition provisions of SFAS 123, the adoption of SFAS 123(R) did not have a material impact on its financial position or results of operations. KPN GCS elected to use the modified prospective transition method as permitted under SFAS 123R and, therefore, did not restate its financial results for the prior periods to reflect the fair value of stock-based compensation awards in such periods. Under this transition method, stock-based compensation expense for the year ended December 31, 2006 included compensation expense for all stock option awards granted prior to, but not yet vested, as of December 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123.

Total share based compensation with respect to these stock option awards amounted to $36,000, $47,000 and $43,000 for the years ended December 31, 2007, 2006 and 2005, respectively and was charged to selling, general and administrative expenses. Such amounts are based on the fair values for options granted to our employees.

All options granted are equity settled options and are forfeited when employees leave for reasons other than retirement, disability or death (except for some personnel plans). All options were granted with exercise prices equal to market value unless otherwise noted below. The profits for options exercisable immediately from any exercise prior to the end of the 3-year vesting period are held in escrow until the shares are vested. The profit will be released to the relevant individuals, provided that the individuals remain employed by us.

For stock options granted in 2005, the following assumptions were used to determine the fair value of these stock option grants: risk free interest rate of 2.80%; dividend yield of 3.00%; expected life of 4.3 years and expected volatility of 51%.

(4) Stock Based Compensation (Continued)

The following table summarizes stock option activity of our employees under the KPN stock option plans during 2007, 2006 and 2005.

	Shares under option	Weighted average per share exercise price
Outstanding at December 31, 2004	76,455	$10.65
Options granted	33,200	8.35
Options exercised	(7,600)	7.93
Transfer to and from other KPN entities	6,070	6.99
Options forfeited	(1,450)	80.85
Outstanding at December 31, 2005	106,675	7.95
Options exercised	(23,810)	7.58
Options forfeited	(5,200)	18.62
Transfer to and from other KPN entities	(22,315)	7.90
Outstanding at December 31, 2006	55,350	8.53
Options exercised	(12,250)	8.51
Transfer to and from other KPN entities	(5,850)	8.96
Outstanding at December 31, 2007	37,250	$ 9.62

The following is a summary of outstanding and exercisable stock options of our employees under the KPN stock option plans as of December 31, 2007:

	Options outstanding			Options exercisable		
Range of exercise prices	Number of options	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (in years)	Weighted average exercise price
5.50—6.00	5,800	0.3	$8.74	5,800	0.3	$8.74
6.00—6.50	9,600	2.2	9.50	9,600	2.2	9.50
6.50—7.00	21,850	3.6	9.91	—	—	—
Total	37,250	2.7	$9.62	15,400	1.5	$9.21

The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2007, was $0.3 million and $0.1 million, respectively, which represents the amount option holders would have received had they exercised their options as of that date. The intrinsic value is the difference between KPN's closing stock price on the last trading day of 2007 and the stock option exercise price, multiplied by the number of stock option shares. The intrinsic value of options exercised in 2007, 2006 and 2005 was $98,000, $144,000 and $20,000, respectively. Total compensation cost related to non-vested stock options not yet recognized as of December 31, 2007 amounted to $9,000 and is expected to be recognized over a weighted-average period of approximately 0.3 years. The amount of cash KPN received as a result of options exercised by KPN GCS employees in 2007, 2006 and 2005 was $104,000, $180,000 and $60,000.

(4) Stock Based Compensation (Continued)

In April 2006, KPN GCS granted 5,100 restricted KPN shares to its management which vest over a three-year period depending on KPN's total shareholder return position ranking relative to a peer group. Once vested the restricted shares have a lock-up period of two years and therefore are not available to be traded from April 2009 through April 2011. The total compensation expense associated with these awards for 2007 and 2006 was $27,000 and $18,000, respectively and was charged to selling, general and administrative expenses.

(5) Business Segment and Geographic Information

During the year ended December 31, 2007, we operated in two business segments, wholesale Trading and Retail. Our wholesale Trading business segment includes our wholesale Trading business and our Outsourced from KPN business. Our Retail business consists primarily of our prepaid calling card services and Pingo, our prepaid calling service sold directly to consumers through an Internet website. For the years ended December 31, 2006 and 2005, we operated in only one business segment, wholesale Trading.

We use net revenue and gross profit, which is net revenue less data communications and telecommunications costs, as the basis for measuring profit or loss and making decisions on our Trading and Retail businesses. We do not allocate our engineering and network operations expenses, selling, general and administrative expenses, and depreciation and amortization between Trading and Retail.

Operating results, excluding interest income and expense, foreign exchange gains or losses, and income tax expense for our two business segments are as follows:

	Year Ended December 31, 2007		
	Trading	Retail	Total
		(In thousands)	
Net revenue from external parties	$716,088	$25,205	$741,293
Net revenue from related parties	197,265	—	197,265
Total net revenue	913,353	25,205	938,558
Data communications and telecommunication costs—external parties	711,575	21,585	733,160
Data communications and telecommunication costs—related parties	114,242	—	114,242
Total data communications and telecommunications costs	825,817	21,585	847,402
Gross profit	$ 87,536	$ 3,620	91,156
Engineering and network operations expenses			13,222
Selling, general and administrative expenses			38,368
Merger related expenses			2,019
Depreciation and amortization			12,743
Income from operations			$ 24,804

Other than revenue from Royal KPN and its affiliates, no one carrier accounted for 10% or more of total net revenue in the years ended December 31, 2007, 2006 or 2005.

Assets relating to our Trading and Retail businesses consist of accounts receivable, net of allowance for doubtful accounts, intangible assets related to customer relationships and goodwill. We do

(5) Business Segment and Geographic Information (Continued)

not allocate cash and cash equivalents, short-term marketable investments, prepaid expenses and other current assets, property and equipment, net, other intangible assets and other assets between Trading and Retail.

	As of December 31, 2007		
	Trading	Retail	Total
	(In thousands)		
Segment assets:			
Accounts receivable—external parties	$197,512	$ 7,371	$204,883
Intangible assets—customer relationships	20,037	12,879	32,916
Goodwill	248,795	—	248,795
	$466,344	$20,250	486,594
Non-segment assets			173,279
Total assets			$659,873

A breakdown of total net revenue and long-lived assets by geographic region for the years ended December 31, 2007, 2006 and 2005 is not shown as it was impractical to obtain this information.

(6) Accounts Receivable and Unbilled Revenue—External Parties

Accounts receivable—external parties, net consists of the following at December 31:

	2007	2006
	(In thousands)	
Accounts receivable	$168,498	$123,283
Unbilled revenue	49,309	51,990
	217,807	175,273
Allowance for doubtful accounts	(12,924)	(12,862)
Total accounts receivable—external parties	$204,883	$162,411

The majority of unbilled revenue relates to the previous month's traffic volume for which an invoice has not yet been sent.

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. We determines the allowance based on specific known troubled accounts, historical experience, and other currently available evidence.

(7) Property and Equipment

Property and equipment consists of the following at December 31:

	2007	2006
	(In thousands)	
Network equipment	$ 41,861	$ 18,852
Software	8,258	2,281
Leasehold improvements	1,591	—
Other tangible fixed assets	3,798	306
Total at cost	55,508	21,439
Accumulated depreciation	(20,542)	(10,493)
Net book value	$ 34,966	$ 10,946

Total depreciation and amortization expense related to property and equipment was $8.8 million, $5.7 million and $11.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

(8) Goodwill and Other Intangible Assets

In conjunction with the closing of the KPN Transaction on October 1, 2007, we recorded $248.8 million of goodwill, which is not being amortized. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," we reviewed goodwill for impairment as of December 31, 2007. We have assigned all of the goodwill to our wholesale trading reporting unit. Our test at December 31, 2007 determined that this reporting unit's fair value exceeded the carrying value of the net assets of the reporting unit, using projected discounted cash flow modeling. As a result, no impairment was required to be recorded. Estimating future cash flows requires management to make projections that can differ materially from actual results.

Additionally, in connection with the KPN Transaction, we recorded $97.7 million of amortizing intangible assets, including trade mark and trade names, wholesale customer and retail distributor relationships, termination partner relationships and technology. The estimated useful life of trade mark and trade names is 15 years and is being amortized on a straight-line basis. The estimated useful life of wholesale customer relationship is 10 years and the estimated useful life of retail distributor relationships is 5 years and these intangible assets are being amortized using an economic consumption method to reflect the diminishing cash flows from these relationships in the future. The estimated useful life of termination partner relationships is 5 years and is being amortized using an economic consumption method to reflect diminishing cash flows from these relationships in the future. The estimated useful life of technology is 5 years and is being amortized on a straight-line basis.

We evaluate whether there has been an impairment in the carrying value of our long-lived assets, including intangibles assets, in accordance with SFAS No. 144, "Accounting for Impairment of Long-Lived Assets," We have determined there has been no impairment of other intangible assets as of December 31, 2007.

(8) Goodwill and Other Intangible Assets (Continued)

The following table summarizes other intangible assets as of December 31, 2007.

	Gross Carrying Value	Accumulated Amortization	Balance
		(In thousands)	
Trademark and trade names	$21,800	$ 363	$21,437
Wholesale customer relationships	20,700	663	20,037
Retail distributor relationships	13,500	621	12,879
Termination partner relationships	8,400	588	7,812
Technology	33,300	1,665	31,635
Total	$97,700	$3,900	$93,800

We currently expect to amortize the following remaining amounts of intangible assets as of December 31, 2007 in the fiscal periods as follows:

Year ended December 31,	(In thousands)
2008	$15,373
2009	16,870
2010	16,039
2011	14,874
2012	11,302
Thereafter	19,342
Total	$93,800

(9) Accrued Expenses

Accrued expenses consist of the following at December 31:

	2007	2006
	(In thousands)	
Termination fees and circuit costs	$109,883	$71,027
Compensation	3,644	524
Dividend payable	1,744	—
Income taxes	11,947	16,969
Accrued other	9,685	462
Total accrued expenses	$136,903	$88,982

(10) Income Taxes

The components of income before provision for income taxes are as follows for the years ended December 31:

	2007	2006	2005
		(In thousands)	
Domestic	$(13,479)	$ 430	$ 1,397
Foreign	38,131	59,944	58,067
Total	$ 24,652	$60,374	$59,464

The components of the provision for income taxes are as follows for the years ended December 31:

	2007	2006	2005
		(In thousands)	
Current:			
Federal	$ 89	$ 93	$ 487
State	18	18	248
Foreign	10,114	19,194	23,669
Current	$10,221	$19,305	$24,404
Deferred:			
Federal	16	26	(42)
State	(612)	3	(6)
Foreign	(1,096)	(1,450)	(5,508)
Deferred	(1,692)	(1,421)	(5,556)
Provision for income taxes	$ 8,529	$17,884	$18,848

The effective income tax rate differed from the statutory federal income tax rate due to the following:

	2007	2006	2005
		(In thousands)	
Statutory federal income tax (benefit)	$ 8,628	$21,131	$20,812
State income taxes, there is no federal tax benefit	13	20	247
Permanent differences	146		
Foreign tax rate differential	(3,578)	(3,267)	(2,211)
US losses not benefited	3,247		
Other	73		
Provision for income taxes	$ 8,529	$17,884	$18,848

Deferred income taxes at December 31, 2007 and 2006 reflect the net tax effects of net operating loss and tax credit carry forwards and temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for tax purposes.

(10) Income Taxes (Continued)

The components of our net deferred tax assets (liabilities) are as follow as of December 31:

	2007	2006
	(In thousands)	
Net operating loss carry forward	$ 76,629	$ —
Acquired intangible assets	(40,633)	
Depreciation	2,139	373
Research credits	793	
Accruals	(2,486)	
Stock compensation	1,563	
Accounts receivables	769	
Capital loss carry forward	2,000	
Net deferred tax assets	40,774	373
Less: valuation allowance	(42,114)	—
	$ (1,340)	$373

We have recorded a valuation allowance against the US net deferred tax assets since it is more likely than not that the US net deferred tax assets will not be realized. At such time as the valuation allowance is realized or recognized, $32 million will reduce goodwill and $6 million will reduce tax expense.

At December 31, 2007, we have research and experimentation ("R&E") credit carry forwards for federal and state purposes of approximately $0.8 million, available to offset future taxable income. The R&E credit carry forwards generally expire between 2012 and 2020.

As of December 31, 2007, we had available U.S. and state net operating loss carry forwards ("NOLs") of approximately $205 million. The majority of these NOLs were acquired through the KPN Transaction. The operating loss carry forwards expire between 2008 and 2027. These carry forwards may be used to offset future income taxes payable at the federal and state levels, if any, and are subject to review by the U.S. Internal Revenue Service ("IRC") and various state taxing authorities.

In general, the rules of Section 382 of the Code apply to limit a corporation's ability to utilize existing net operating loss carryovers if the corporation experiences an Ownership Change. An ownership change results from transactions increasing the ownership of certain existing stockholders and, or, new stockholders in the stock of a corporation by more than 50 percentage points during a three year testing period.

The Company has determined that its NOLs are subject to Section 382 limitations. As a result of several ownership changes, the utilization of our NOLs is subject to annual limitations. In addition, approximately $111 million of the federal NOLs will expire unused and cannot be used by the company. These expired NOLs are therefore not reflected as deferred tax assets at December 31, 2007.

We have two annual limitation amounts, computed pursuant to IRC Section 382. The first annual limitation for NOLs generated before August 2005 is approximately $5 million. The second annual limitation for NOLs generated between August 2005 and September 2007 is approximately $16 million. Any unused IRC Section 382 annual loss limitation amount may be carried forward to the following

(10) Income Taxes (Continued)

year. Those unused limitation losses are then added to the current IRC Section 382 annual limitation amount.

We adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48"), on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Prior to 2007 we recorded estimated income tax liabilities to the extent they were probable and could be reasonably estimated. The adoption of FIN 48 had no effect on our financial statements at January 1, 2007.

We file U.S. federal, state and foreign income tax returns in jurisdictions with varying statutes of limitations. We are subject to U.S. federal income tax, as well as income tax in multiple state and foreign jurisdictions. As of December 31, 2007, we were subject to examination in the U.S. federal and state tax jurisdictions for the 1997 to 2006 tax years and were also subject to examination in significant foreign jurisdictions for the 2000 to 2006 tax years.

The following table summarizes the activity related to our unrecognized tax benefits:

(in thousands)	2007
Balance at adoption at January 1, 2007	$ —
Acquisition of aquired company liability	307
Additions or reductions for tax positions related to the current year	169
Additions or reductions for tax positions related to prior years	—
Decreases relating to settlements with tax authorities	—
Reductions in benefits related to lapse of statute of limitations	—
Balance at December 31, 2007	$476

At December 31, 2007, we had approximately $476,000 of unrecognized tax benefits, all of which will impact the effective tax rate, if recognized. In addition we had $133,000 of accrued interest and penalties. We do not expect the balance of unrecognized tax benefits to change significantly during the next 12 months.

(10) Income Taxes (Continued)

We have not provided for taxes for the unremitted earnings of non-U.S. operations because it is our policy to permanently reinvest those earnings. We had approximately $24 million in unremitted earnings at December 31, 2006 and $23 million at December 31, 2007 for which taxes were not provided. It is not practicable to estimate the amount of the deferred tax liability on such unremitted earnings, accordingly no deferred US or foreign taxes have been accrued on such undistributed earnings.

(11) Long-Term Debt

Long-term debt consists of the following as of December 31:

	2007	2006
	(In thousands)	
Bank borrowings	$25,000	$ —
Capital lease obligations	755	—
	25,755	—
Less: Current portion	(755)	—
Long-term portion	$25,000	$ —

On October 2, 2007, we entered into a Second Amended and Restated Loan and Security Agreement (the "Loan Agreement") with Silicon Valley Bank, which amended and restated a certain Amended and Restated Loan and Security Agreement dated as of December 29, 2003. We entered into the Loan Agreement to obtain funding for working capital purposes and in support of the transaction with KPN. Pursuant to the Loan Agreement, we may borrow up to $35.0 million from time to time under a secured revolving credit facility for a two-year period. Borrowings under the line of credit will be on a formula basis, based on eligible domestic and foreign accounts receivable. The line of credit contains quarterly financial covenants, consisting primarily of minimum profitability and minimum liquidity requirements. Interest on borrowings under the line of credit will be based, in part, on our quarterly profitability, with the maximum interest rate being the bank's prime rate, plus 0.5%, or LIBOR, plus 2.75%. The line of credit has a quarterly commitment fee of 0.63% on any unused portion of the line of credit and an up-front, one-time facility fee of 0.75%, or $263,000. The revolving credit facility is also guaranteed by all domestic wholly-owned subsidiaries. The revolving credit facility is collateralized by a first priority lien and security interest on the assets of iBasis and such guarantors. In addition, iBasis has pledged 66.2% of all its ownership in KPN Global Carrier Services, a wholly-owned subsidiary based in The Netherlands, as collateral for the revolving credit facility. Pursuant to the terms of the Loan Agreement, we may use the proceeds solely as (i) working capital, (ii) to fund our general business requirements, and (iii) to fund the dividend paid by us in connection with the transaction with KPN.

Subsequent to December 31, 2007, we signed a non-binding term sheet with Silicon Valley Bank to initate the process of amending the Loan Agreement to expand our borrowing capability from $35.0 million to $50.0 million.

At December 31, 2007, we had $25.0 million in borrowings outstanding and had issued outstanding standby letters of credit of $2.9 million under the Loan Agreement.

(12) Accrued Restructuring Costs

At December 31, 2007, we had accrued restructuring costs of $1.7 million, which consisted of $0.7 million remaining in future payment obligations relating to a terminated New York City facility lease and $1.0 million of costs accrued for future lease obligations for certain vacant leased facilities, net of future sublease payments. Payments of these restructuring costs will be made through February 2011.

A summary of accrued restructuring costs is as follows:

(In thousands)	Future Payment Obligation on Lease Termination	Contractual Lease Obligations Relating to Vacant Facilities	Total
Acquisition of acquired company liability	$771	$1,119	$1,890
Cash payments	(51)	(132)	(183)
Balance, December 31, 2007	$720	$ 987	$1,707
Current portion, included in accrued expenses			$ 764
Long-term portion, included in other long-term liabilities			943
Total			$1,707

(13) Pensions and Postretirement Plans

Substantially all employees of KPN GCS are participants in various defined benefit pension plans and defined contribution plans administered and sponsored by Royal KPN. Benefits under the pension plans are based primarily on years of service and employees' compensation. The majority of the pension expenses relate to pension plans in The Netherlands and the United States.

These consolidated financial statements reflect the defined benefit plans on a multi-employer basis in accordance with SFAS 87. As such, Royal KPN allocated costs associated with the pension plans to KPN GCS based upon a ratio of weighted pensionable income for service costs and allocates costs associated with other components of pension expense, such as interest costs, amortization of actuarial gains/losses, etc., based on projected benefit obligations relative to the total projected benefit obligation of the plans.

Pension expense allocated to KPN GCS from Royal KPN for its employees participating in Royal KPN pension plans was approximately $0.1 million, $0.4 million, and $0.7 million, for the years ended December 31, 2007, 2006 and 2005, respectively.

Dutch employees of Royal KPN are also eligible for early retirement benefits. This plan is accounted for in accordance with FAS 87 (as amended by FAS 158). The early retirement plan is neither funded nor insured through a third party, but is paid directly by KPN GCS to the early retirement employees. Royal KPN allocated early retirement expenses (service costs, interest costs, prior service costs, and actuarial gains and losses) to KPN GCS based on a ratio of service costs relating to its employees relative to the Royal KPN early retirement costs. Until September 30, 2007, Royal KPN allocated the early retirement provision to KPN GCS based on a ratio of the projected

(13) Pensions and Postretirement Plans (Continued)

benefit obligation relating to its employees relative to Royal KPN's projected benefit obligation. Early retirement expenses were $2,000, $62,000 and $71,000, for the years ended December 31, 2007, 2006 and 2005, respectively.

As a result of the closing of the KPN Transaction on October 1, 2007, the liability relating to early retirement obligations is no longer being allocated to us by Royal KPN. Accordingly, there was no obligation for early retirement benefits in our consolidated balance sheet as of December 31, 2007. At December 31, 2006, the total liability relating to early retirement obligations was $1.2 million, of which $1.0 million was included in long-term liabilities.

(14) Commitments and Contingencies

Commitments

We lease our administrative and operating facilities, which expire at various dates through 2018. The future approximate minimum lease payments under such operating leases as of December 31, 2007 consist of the following:

Year ended December 31,	(in thousands)
2008	$2,898
2009	1,916
2010	867
2011	395
2012	280
Thereafter	1,810
Total future minimum lease payments	$8,166

At December 31, 2007, we had commitments with certain telecommunications carriers for the termination of minutes for the year ended December 31, 2008 totaling $17.6 million. In addition, interest payments on our bank borrowings outstanding at December 31, 2007 of $25.0 million are estimated to be $1.9 million for the year ended December 31, 2008 and $1.4 million for the year ended December 31, 2009, based on market rates as of December 31, 2007. As of December 31, 2007, we did not have any other material purchase obligations, or other material long-term commitments reflected on our consolidated balance sheet.

Litigation

In addition to litigation that we have initiated or responded to in the ordinary course of business, we are currently party to the following potentially material legal proceedings:

Class Action Pursuant to 1999 Initial Public Offering

In 2001, we were served with several class action complaints that were filed in the United States District Court for the Southern District of New York against us and several of our officers, directors, and former officers and directors, as well as against the investment banking firms that underwrote our November 10, 1999 initial public offering of common stock and our March 9, 2000 secondary offering

(14) Commitments and Contingencies (Continued)

of common stock. The complaints were filed on behalf of a class of persons who purchased our common stock between November 10, 1999 and December 6, 2000.

The complaints are similar to each other and to hundreds of other complaints filed against other issuers and their underwriters, and allege violations of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, primarily based on the assertion that there was undisclosed compensation received by our underwriters in connection with our public offerings and that there were understandings with customers to make purchases in the aftermarket. In September, 2001, the complaints were consolidated and allege that our prospectuses failed to disclose these arrangements. The consolidated complaint seeks an unspecified amount of monetary damages and other relief. In October 2002, the individual defendants were dismissed from the litigation by stipulation and without prejudice and subject to an agreement to toll the running of time-based defenses. In February 2003, the district court denied our motion to dismiss.

In June 2004, we and the individual defendants, as well as many other issuers named as defendants in the class action proceeding, entered into an agreement-in-principle to settle this matter, and this settlement was presented to the court. The district court granted a preliminary approval of the settlement in February 2005, subject to certain modifications to the proposed bar order, to which plaintiffs and issuers agreed. In August 2005, the district court issued a preliminary order further approving the modifications to the settlement, certifying the settlement classes and scheduled a fairness hearing, after notice to the class. The fairness hearing was held on April 24, 2006 and the motion for approval of the settlement is pending. Plaintiffs have continued to pursue their claims against the underwriters. The district court established a procedure whereby six "focus" cases are being pursued initially and has certified a class of purchasers in those cases. The underwriters appealed the certification order in each of the six cases and in December 2006, the United States Court of Appeals for the Second Circuit reversed the certification orders. Since the pending settlement with the issuers involves parallel classes to those in the six focus cases, it is not expected that the district court will act favorably on the issuer settlement in its current form.

We anticipate additional settlement negotiations will occur, but there can be no assurance that those negotiations will result in a revised settlement. We believe that if this matter is not settled, we have meritorious defenses which we intend to vigorously assert.

We cannot estimate potential losses, if any, from these matters or whether, in light of our insurance coverage, any loss would be material to our financial condition, results of operations or cash flows. As such, no amounts have been accrued as of December 31, 2007.

Actions Pursuant to Option Investigation

On December 21, 2006, two derivative actions naming us as a nominal defendant were filed in the United States District Court for the District of Massachusetts: *David Shutvet, Derivatively on Behalf of iBasis, Inc., v. Ofer Gneezy et al.,* U.S.D.C. Civil Action No. 06-12276-DPW; and *Victor Malozi, Derivatively on Behalf of iBasis, Inc., v. Ofer Gneezy et al.,* U.S.D.C. Civil Action No. 06-12277-DPW. The complaints in these two actions each name the same defendants: Ofer Gneezy, our President, Chief Executive Officer, and Director; Gordon J. VanderBrug, our Executive Vice President and Director; Richard G. Tennant, our Senior Vice President of Finance and Administration and Chief Financial Officer; Paul H. Floyd, our Senior Vice President of R&D, Engineering and Operations; Charles Corfield, Charles M. Skibo, W. Frank King, David Lee, and Robert H. Brumley, our Directors;

(14) Commitments and Contingencies (Continued)

Daniel Price, former Senior Vice President of Speech Solutions and our former Director; John G. Henson, Jr., our former Vice President, Engineering and Operations; Michael J. Hughes, our former Chief Financial Officer and former Vice President of Finance and Administration; Charles Giambalvo, our former Senior Vice President of Worldwide Sales; Jonathan D. Draluck, our former Vice President, Business Affairs, General Counsel and Secretary; and John Jarve, Charles Houser, and Carl Redfield, our former Directors. The complaints allege that the defendants caused or allowed our "insiders" to backdate their stock option grants, and caused or allowed us (i) to file materially false and misleading financial statements that materially understated our compensation expenses and materially overstated our quarterly and annual net income and earnings per share,and (ii) to make disclosures in our periodic filings and proxy statements that falsely portrayed our options as having been granted at exercise prices equal to the fair market value of our common stock on the date of the grant. The complaints also allege that certain defendants engaged in illegal insider selling of our common stock while in possession of undisclosed material adverse information. Based on these and other allegations, the complaints assert claims for: violation of Section 14(a) of the Exchange Act; disgorgement under the Sarbanes-Oxley Act of 2002; unjust enrichment; breach of fiduciary duty for approving improperly dated stock option grants to our executive officers; breach of fiduciary duties for insider selling and misappropriation of information; abuse of control; gross mismanagement; waste of corporate assets; rescission of certain stock option contracts; and constructive trust. The complaints seek the following relief: damages in favor of us for the individual defendants' alleged wrongdoing; disgorgement of all bonuses or other incentive-based or equity-based compensation received by Mr. Gneezy and Mr. Tennant during any period for which we restated our financial results; a declaration that the Director defendants caused us to violate Section 14(a) of the Exchange Act; certain corporate governance reforms; an accounting of all undisclosed backdated stock option grants, cancellation of all unexercised grants, and revision of our financial statements; disgorgement of all profits obtained by the defendants from the allegedly backdated stock option grants and related equitable relief; and an award to the plaintiffs of their costs and disbursements for the action, including reasonable attorney's fees and accountants' and experts' fees, costs and expenses.

On May 10, 2007, the United States District Court for the District of Massachusetts entered orders consolidating the above derivative actions under Civil Action No. 06-12276-DPW. On June 15, 2007, the Plaintiffs filed a consolidated complaint. On August 24, 2007, we filed a motion to dismiss all of the claims asserted in the consolidated complaint. After hearing oral argument on our motion to dismiss on November 28, 2007, the Court issued a Memorandum and Order on December 4, 2007, in which the Court concluded that there was no basis for federal court jurisdiction over the case. Specifically, the Court ruled that the plaintiffs had failed to state a claim under federal law because: (1) the plaintiffs' claims under Section 14 of the Securities Exchange Act were barred by the statute of repose and inadequately pled loss causation; and (2) there is no private right of action under Section 304 of the Sarbanes-Oxley Act. Since these federal claims were the sole grounds for plaintiffs' claim to federal court jurisdiction in their Consolidated Complaint, and the case was at an early stage in the litigation process, the Court also declined to exercise supplemental jurisdiction over the plaintiffs' remaining state law claims. Accordingly, the Court issued a formal order dismissing the entire action on December 5, 2007.

On December 19, 2007, the plaintiffs filed a motion asking the Court to reconsider and amend its prior judgment, in which plaintiffs sought to premise their claim to federal jurisdiction alternatively on diversity of citizenship between the plaintiffs and defendants in the consolidated action. On January 11, 2008, we filed an opposition to that motion. On January 31, 2008, the plaintiffs filed a reply brief after

(14) Commitments and Contingencies (Continued)

having received the Court's leave to do so. The Court has not yet ruled on the plaintiffs' motion for reconsideration.

We announced on October 20, 2006, that we were contacted by the SEC as part of an informal inquiry and we further disclosed on March 29, 2007, on our Current Report on Form 8-K, that the SEC had notified us that we would be receiving a formal order of investigation relating to our stock option practices. On April 13, 2007, we received the formal order of investigation. The SEC investigation seeks documents and information from us relating to the grant of our options from 1999 through 2007. The SEC has taken testimony from individuals including certain of our current and former officers and directors and expect that the SEC may seek the testimony of additional individuals during the first half of 2008. We are cooperating fully with the SEC investigation that is ongoing. There is no assurance that other regulatory inquiries will not be commenced by other U.S. federal, state or other regulatory agencies.

We cannot estimate the amount of losses, if any, from these matters, or whether any loss would be material to our financial condition, results of operations or cash flows. As such, no amounts have been accrued as of December 31, 2007.

Regulatory Proceedings

On June 30, 2006, the Federal Communications Commission ("FCC") issued an order requiring providers of prepaid calling cards that utilize Internet Protocol to contribute to the Universal Service Fund ("USF") and pay access charges and other regulatory fees both in the future and for some prior period of time. In connection with our Retail business, we plan to absorb or pass along such future fees, to the extent permitted by law. We filed an appeal of the retroactive aspect of the FCC Order with the United States Court of Appeals in Washington, D.C. Following oral arguments before the United States Court of Appeals in early October 2007, the Court issued a decision in early December 2007 denying our appeal of the retroactive aspect of the FCC Order. As a result of this decision, as of December 31, 2007, we estimate that the maximum potential retroactive USF charge relating to our Retail business prior to the effective date of the FCC Order of October 31, 2006 would be approximately $3.2 million, of which we previously accrued $0.6 million for the period of July 1, 2006 to October 31, 2006. As such, we have recorded an additional charge in the amount of $2.6 million in the fourth quarter of 2007 and will have to fund these retroactive fees in the future.

Sub-Distributor Action

On September 20, 2007, J & J Communications ("J&J"), a sub-distributor of calling cards distributed through iBasis distributor Abdul Communications ("Abdul"), amended a complaint filed in the United States District Court for the District of Maryland against Abdul, to add iBasis and PCI, a wholesale calling-card provider ("PCI"), as defendants in the matter. The complaint asserts that J&J has lost and continues to lose money because iBasis and PCI deactivated calling cards for which J&J allegedly paid. J&J is seeking in excess of one million dollars, plus punitive damages, attorneys fees and litigation costs based on a variety of claims against Abdul, iBasis, and PCI, predicated on contractual theories, various torts, and an alleged violation of §201 of the Communications Act. With respect to iBasis, J&J alleges both direct liability and vicarious liability, for its alleged status as principal in an alleged agency relationship with Abdul. iBasis responded to the amended complaint through an answer and motion to dismiss on February 8, 2008.

(14) Commitments and Contingencies (Continued)

We cannot estimate the amount of losses, if any, from this matter, or whether any loss would be material to our financial condition, results of operations or cash flows. As such, no amount has been accrued as of December 31, 2007.

Other Matters

We are also party to suits for collection, related commercial disputes, claims by former employees, claims related to certain taxes, claims from carriers and foreign service partners over reconciliation of payments for circuits, Internet bandwidth and/or access to the public switched telephone network, and claims from estates of bankrupt companies alleging that we received preferential payments from such companies prior to their bankruptcy filings. Our employees have also been named in proceedings arising out of business activities in foreign countries. We intend to prosecute vigorously claims that we have brought and employ all available defenses in contesting claims against us, or our employees. Nevertheless, in deciding whether to pursue settlement, we will consider, among other factors, the substantial costs and the diversion of management's attention and resources that would be required in litigation. In light of such costs, we have settled various and in some cases similar matters on what we believe have been favorable terms which did not have a material impact our financial position, results of operations, or cash flows. The results or failure of any suit may have a material adverse affect on our business. We cannot estimate the amount of losses, if any, from these matters, or whether any loss would be material to our financial condition, results of operations or cash flows. As such, no amounts have been accrued as of December 31, 2007.

(15) Related Party Transactions

Framework Services Agreement

As required by and in anticipation of the closing of the KPN Transaction, KPN GCS entered into a Framework Services Agreement with KPN in June 2006. Under these agreements, revenues earned and costs incurred from KPN changed to primarily reflect market prices.

Pursuant to the Framework Services Agreement:

- KPN appointed KPN GCS as a preferred supplier of mobile services for KPN and all their affiliates and subsidiaries; and
- KPN appointed KPN GCS as its exclusive provider for international direct dialing, ISDN and Inmarsat services for all international telephone and fax traffic originating from or carried over KPN's fixed networks.

The Framework Services Agreement has a ten-year term, which is automatically extended for subsequent one-year periods unless either party provides at least three months written notice prior to the end of the then current term. The Framework Services Agreement includes:

- A Service Agreement for International Direct Dial Services and ISDN Services: KPN GCS provides international direct dialing, ISDN and Inmarsat services for international telephone and fax traffic over KPN's fixed network at a price equal to the expected cost of providing services which is determined in advance of the period plus a margin as set forth in the agreement at declining rates through the year 2010. Thereafter, margins shall be negotiated each year.

(15) Related Party Transactions (Continued)

- A Service Agreement for Management Fee for Shared Services: KPN GCS and KPN will share the following: financial services, human resources, legal services, IT systems, office space, insurance premiums, and administrative and professional support services.
- A Service Agreement for Transmission Path Services: The parties agreed upon certain measurable performance parameters for specific activities relating to various transmission path services that KPN provides to KPN GCS. In addition, the parties also agreed to certain specified service deliverables that KPN GCS is to provide as a system provider and service provider to KPN.
- A Service Agreement for IT System Support and Maintenance: The parties agreed upon certain measurable performance parameters for the support and maintenance services that KPN provides to certain information technology ("IT") systems of KPN GCS, including: service provisioning, IT architecture, pricing arrangements for IT maintenance and support, key performance indicators, operational procedures for user incidents, settlement and reporting procedures and other detailed operational IT maintenance and support related specifications.
- A Service Agreement for National Transmission Backbone: The parties agreed upon certain performance, financial, and reporting parameters for KPN's delivery and maintenance of backbone transmission capacity between the international domain and the national domain for KPN GCS.
- A Service Agreement for Support and Maintenance for Technical Infrastructure: The parties agreed upon certain performance, reporting, and financial parameters relating to maintenance and support of the technical infrastructure that KPN provides to KPN GCS. These maintenance and support activities include: capacity management, innovation, delivery of signaling services, and network maintenance.

Prior to the Framework Services Agreement, KPN GCS entered into agreements with KPN and its affiliates and subsidiaries for the sale of international wholesale minutes and the provision of corporate administrative services. The agreements for the sale and purchase of traffic from and to KPN and its affiliates and subsidiaries were made annually and reviewed periodically. These agreements were based on the internal pricing policies of KPN and relevant regulatory requirements. These historical internal pricing policies were not necessarily indicative of the prices KPN GCS would have paid or received had KPN GCS been a stand alone company.

Intellectual Property Cross-Licenses

In connection with the closing of the KPN Transaction, iBasis entered into an Intellectual Property License Agreement with Royal KPN. Pursuant to the agreement, iBasis has been granted a worldwide, non-transferable, and non-exclusive license to use Royal KPN's portfolio of patents and certain other Royal KPN intellectual property, and Royal KPN has been granted a worldwide, non-transferable, and non-exclusive license to use iBasis' portfolio of patents.

Revenue and Data and Telecommunication Costs

Revenue from KPN and its subsidiaries amounted to $197.3 million, $209.2 million, and $249.5 million for the years ended December 31, 2007, 2006 and 2005, respectively, and is reported in Net revenue from related parties in the Consolidated Statement of Operations.

(15) Related Party Transactions (Continued)

Under the Framework Services Agreement that was established in June 2006, there was a reduction in price for the termination of international voice traffic coming from the retail organization of KPN, compared to the prior pricing model in effect. As a result, net revenue from related parties decreased approximately $31.4 million in the period from June 2006 through December 31, 2006. Costs also decreased as a result of lower prices for national and international transmission (approximately $0.9 million) and corporate services (approximately $5.0 million) over the same period due the pricing under the Framework Services Agreement, compared to the prior pricing model in effect. In April 2005, the KPN internal pricing model was adjusted as a result of organizational changes at Royal KPN, resulting in an increase in Net revenue from related parties, and a decrease in data and telecommunication costs—related parties.

Data and telecommunication costs purchased from KPN and its subsidiaries amounted to $114.2 million, $134.3 million and $138.6 million for the years ended December 31, 2007, 2006 and 2005, respectively, and is reported in Data and telecommunications costs—related parties in the Consolidated Statement of Operations. These costs relate to services for the procurement and transmission of sending and receiving traffic (provided to KPN GCS by KPN and its subsidiaries). Agreements between KPN GCS and KPN and its subsidiaries for the sale of wholesale international minutes were made at various prices and quantities.

Allocated expenses

Historically, KPN GCS relied on KPN for a substantial part of its operational and administrative support, for which it was allocated costs primarily consisting of costs for centralized research, legal, human resources, payroll, accounting, employee benefits, facilites, insurance, information technology, telecommunications, treasury and other corporate and infrastructure costs. These expenses were allocated based on the ratio of KPN GCS revenue, operating expenses, and number of employees compared to comparable revenue, operating expenses, and number of employees of KPN, as appropriate for each cost category. However, these allocated expenses did not necessarily reflect the utilization of services provided to or the benefits received by KPN GCS.

Engineering and network operations expenses include allocated costs from KPN, which were $8.4 million, $8.9 million and $11.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Selling, general and administrative expenses include allocated corporate and divisional costs from KPN, which were $13.3 million, $20.8 million and $19.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

There has been no allocation of interest expense from KPN as there is no debt specific to KPN GCS.

Working Capital and Debt Adjustments related to KPN Transaction

In accordance with the Share Purchase Agreement for the KPN Transaction, a post-closing adjustment was required if (i) iBasis' working capital was lower than or exceeded $37,100,000; (ii) iBasis' debt exceeded or was lower than $2,900,000; (iii) the combined working capital deficit of KPN GCS was lower than or exceeded ($6,100,000); and/or (iv) the combined debt of KPN GCS exceeded $0, as of the date of the closing of the KPN Transaction. Based on iBasis's balance sheet

(15) Related Party Transactions (Continued)

position on the date of the closing of the KPN Transaction, working capital was $13,353,000 less than the specified level of $37,100,000, and debt was $1,776,000 less than the specified level of $2,900,000. As a result, a payment of $11,577,000 is due to KPN from iBasis. Based on KPN GCS's balance sheet position on the date of the closing of the KPN Transaction, working capital deficit was less than the specified level of ($6,100,000) by $3,945,000 and debt was at the specified level of $0. As a result, a payment of $3,945,000 is due to KPN from iBasis. The total amount of $15,522,000 due to KPN will be paid by iBasis in three successive quarterly installments beginning in the first quarter of 2008.

Accounts Payable and Accounts Receivable to Related Parties

As of December 31, 2007, we had accounts payable to KPN and its subsidiaries of $11.8 million and this amount is reflected in Accounts payable—related parties on the Consolidated Balance Sheets. This balance includes the $15.5 million due to KPN for the post-closing working capital and debt adjustments of iBasis and KPN GCS. As of December 31, 2006, we had accounts receivables from KPN and its subsidiaries of $33.8 million and this amount is reflected in Accounts receivable from related parties on the Consolidated Balance Sheets.

(16) Stockholders' Equity

Authorized Capital Stock

We have authorized for issuance 170 million shares of common stock, $0.001 par value per share.

We also have authorized for issuance 15 million shares of preferred stock, $0.001 par value per share. There are no shares of preferred stock issued or outstanding.

Stock Incentive Plan

At the Annual Meeting of Shareholders held on September 27, 2007, the shareholders of iBasis, Inc. approved the adoption of the iBasis, Inc. 2007 Stock Plan. The 2007 Stock Plan authorizes the grant of up to 3,500,000 shares of common stock for the issuance of stock options, restricted and unrestricted stock awards and other stock-based awards to employees, consultants and directors of iBasis. Under the terms of the 2007 Stock Plan, the exercise price of options granted shall be determined by the Board of Directors and for ISOs shall not be less than fair market value of our Common Stock on the date of grant. Options vest quarterly in equal installments over four years, provided that no options shall vest during the employees' first year of employment. The expiration date of each stock option shall be determined by the Board of Directors, but shall not exceed 10 years from the date of grant. The newly adopted 2007 Stock Plan replaces the iBasis, Inc. Amended and Restated 1997 Stock Incentive Plan, which expired on August 11, 2007. Pursuant to the terms of the Amended and Restated 1997 Stock Incentive Plan, all outstanding options under such plan will remain in effect until they expire by their terms.

(16) Stockholders' Equity (Continued)

Warrants

At December 31, 2007, we had the following warrants to purchase shares of our common stock outstanding:

	Shares Outstanding (In thousands)	Exercise Price Per share
Warrant issued in conjunction with the issuance of iBasis secured notes in 2003	98	$1.95
Warrant issued for investment banking services in connection with private equity placement of iBasis in September 2004	366	6.30
Warrant issued for investment banking advisory services for iBasis in 2006	67	9.00
Total warrants outstanding	531	

(17) Summary of Quarterly Information (Unaudited)

The following table reflects our quarterly results of operations for the years ended December 31, 2007 and 2006.

Year Ended December 31, 2007	First Quarter(1)	Second Quarter(1)	Third Quarter	Fourth Quarter	Total Year
Total net revenue	$178,550	$193,684	$215,679	$350,645	$938,558
Total costs and operating expenses	170,867	182,508	210,002	350,377	913,754
Income from operations	7,683	11,176	5,677	268	24,804
Net income (loss)	$ 5,639	$ 8,357	$ 4,146	$ (2,019)	$ 16,123
Basic and diluted net income (loss) per share	$ 0.14	$ 0.21	$ 0.10	$ (0.03)	$ 0.33

Year Ended December 31, 2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Total net revenue	$206,183	$208,052	$210,445	$189,509	$814,189
Total costs and operating expenses	187,098	196,972	201,926	166,717	752,713
Income from operations	19,085	11,080	8,519	22,792	61,476
Net income	$ 14,038	$ 7,093	$ 6,186	$ 15,173	$ 42,490
Basic and diluted net income per share	$ 0.35	$ 0.18	$ 0.15	$ 0.38	$ 1.06

(1) First quarter 2007 costs and operating expenses and income from operations has been revised for $1.3M of costs that were previously capitalized that should have been expensed. Included in this amount is $964,000 of costs related to the year ended December 31, 2006 that were corrected in the first quarter of 2007. This adjustment reduced net income by $1.0 million and basic and diluted net income per share by $0.02. Second quarter 2007 costs and operating expenses and income from

(17) Summary of Quarterly Information (Unaudited) (Continued)

operations has also been revised for $357,000 of costs that were previously capitalized that should have been expensed. This adjustment reduced net income by $266,000 and basic and diluted net income per share by $0.01 per share.

(18) Foreign Currency Translation of Historical KPN GCS Financial Statements

The historical KPN GCS financial statements were denominated in Euros, the reporting currency of KPN GCS. The financial statements were translated into US dollars for inclusion in this Form 10-K.

Item 9. ***Change in and Disagreements with Accountants on Accounting and Financial Disclosure***

None

Item 9A. ***Controls and Procedures***

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as the Company's are designed to do, and management necessarily was required to apply its judgment in evaluating the risk related to controls and procedures.

In connection with the preparation of this Annual Report on Form 10-K, as of December 31, 2007, an evaluation was performed under the supervision and with the participation of our management, including the CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2007.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act.

Management has excluded KPN GCS from its assessment of internal control over financial reporting as of December 31, 2007 because it was acquired in a purchase business combination that was accounted for as a reverse acquisition of the Company during 2007. KPN GCS' total assets and total revenues represent or 30% and 85%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework.* Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2007 based on the criteria set forth by COSO in *Internal Control—Integrated Framework.*

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2007, which appears herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

Not applicable

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Information required by this item regarding our directors, executive officers and corporate governance matters may be found in iBasis's Proxy Statement relating to iBasis's 2008 Annual Meeting of Stockholders [] (the "2008 Proxy Statement") and is incorporated herein by reference. Information relating to compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, may be found under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2008 Proxy Statement and is incorporated herein by reference.

Item 11. *Executive Compensation*

The information required by this item is included under the captions "Executive Officers and Executive Compensation," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report" and "Executive Compensation" in the 2008 Proxy Statement and incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is included under the caption "Security Ownership of Certain Beneficial Owners and Management" in the 2008 Proxy Statement and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is included under the captions "Certain Relationships and Related Transactions" and "Director Independence" in the 2008 Proxy Statement and is incorporated herein by reference

Item 14. *Principal Accountant Fees and Services*

The information required by this item is included under the caption"Independent Public Accountants" in the 2008 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits, Financial Statements and Schedules***

(a)(1) **Financial Statements:**

We have filed the following documents as part of this Annual Report on Form 10-K:

	Page
Consolidated Financial Statements:	
Report of Independent Registered Public Accounting Firm	53
Financial Statments	56
Consolidated Balance Sheets as of December 31, 2007 and 2006	56
Consolidated Statements of Operations for the Three Years Ended December 31, 2007, 2006 and 2005	57
Consolidated Statements of Stockholders' Equity for the Three Years Ended December 31, 2007, 2006 and 2005	58
Consolidated Statements of Cash Flows for the Three Years Ended December 31, 2007, 2006 and 2005	59
Notes to Consolidated Financial Statements	60

(2) Index to Financial Statements Schedules: All financial statement schedules have been omitted because the required information is included in our consolidated financial statements, or the related notes, or is not applicable.

(3) Index to Exhibits:

Exhibit Number	Description
2.1	Share Purchase and Sale Agreement between the Registrant and KPN B.V. (formerly KPN Telecom B.V.), dated as of June 21, 2006 (incorporated by reference from Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed August 9, 2006 (file no. 000-27127)).
2.1.1	Amendment No. 1 to Share Purchase and Sale Agreement between the Registrant and KPN B.V.dated as of December 18, 2006 (incorporated by reference from Exhibit 10.1 to the Registration's Current Report on Form 8-K filed December 18, 2006 (file no. 000-27127)).
2.1.2	Amendment No. 2 to Share Purchase and Sale Agreement between the Registrant and KPN B.V.dated as of April 27, 2007 (incorporated by reference from Exhibit 10.1 to the Registration's Current Report on Form 8-K filed April 27, 2007 (file no. 000-27127)).
2.1.3	Amendment No. 3 to Share Purchase and Sale Agreement between the Registrant and KPN B.V. dated as of Auguat 1, 2007 (incorporated by reference from Exhibit 10.1 to the Registration's Current Report on Form 8-K filed August 7, 2007 (file no. 000-27127)).
3.1	First Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference from Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 filed on December 21, 2007 (file no. 333-148307)).
3.2	Second Amended and Restated By-Laws of the Registrant (incorporated by reference from Exhibit 3.01 to the Registrant's Current Report on Form 8-K filed on October 5, 2007 (file no. 000-27127)).
3.2.1	Amendment No. 1 to the Second Amended and Restated By-Laws of the Registrant (incorporated by reference from Exhibit 3.1 to the Registrants's Current Report on Form 8-K filed on November 14, 2007 (file no. 000-27127)).

Exhibit Number	Description
10.1	Lease, dated January 8, 1999, as amended, between the Registrant and Rodger P. Nordblum and Peter C. Nordblum as Trustees of Northwest Associates under Declaration of Trust dated December 9, 1971 with respect to property located at 20 Second Avenue, Burlington, Massachusetts (incorporated by reference from Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 (file no. 333-85545)).
10.2	Lease, dated as of August 7, 1998, between the Registrant and 111 Eighth Avenue LLC, relating to property located at 111 Eighth Avenue, New York, New York (incorporated by reference from Exhibit 10.3 to the Registrant's Registration Statement on Form S-1 (file no. 333-85545)).
10.3	Lease, dated December 11, 1998 between the Registrant and Downtown Properties L.L.C., with respect to property located at 611 Wilshire Boulevard, Los Angeles, California (incorporated by reference from Exhibit 10.4 to the Registrant's Registration Statement on Form S-1 (file no. 333-85545)).
10.4	Lease, dated October 22, 1999, between the Registrant and Roger P. Nordblom and Peter C. Nordblom, as Trustees of N.W. Building 1 Associates under Declaration of Trust dated November 11, 1984 and filed with the Middlesex South Registry District of the Land Court as Document Number 674807 with respect to property located at 10 Second Avenue, Burlington, Massachusetts (incorporated by reference from Exhibit 10.28 to the Registrant's Registration Statement on Form S-1 (file no. 333-96535)).
10.5	2000 Stock Plan of the Registrant (incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed filed on October 5, 2007 (file no. 000-27127)).
10.6	iBasis, Inc. 2007 Stock Plan (incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 3, 2007 (file no. 000-27127)).
10.7	2007 Executive Officer Bonus Plan (incorporated by reference from Exhibit 10.76 to the Registrant's Quarterly Report on Form 10-Q for the three months ended March 31, 2007 (file no. 000-27127)).
10.8	Form of Stock Option Agreement under the iBasis, Inc. 2007 Stock Plan (incorporated by reference from Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on October 3, 2007 (file no. 000-27127)).
10.9	Employment Agreement between the Registrant and Ofer Gneezy, dated as of August 11, 1997 (incorporated by reference from Exhibit 10.9 to the Registrant's Registration Statement on Form S-1 (file no. 333-85545)).
10.10	Employment Agreement between the Registrant and Gordon J. VanderBrug, dated as of August 11, 1997. (incorporated by reference from Exhibit 10.10 to the Registrant's Registration Statement on Form S-1 (file no. 333-85545)).
10.11	Offer Letter and Employment Agreement, between the Registrant and Mark S. Flynn, dated January 30, 2007 (incorporated by reference from Exhibit 10.77 to the Registrant's Quarterly Report on Form 10-Q for the three months ended March 31, 2007 (file no. 000-27127)).
10.12	Offer Letter between the Registrant and Edwin van Ierland, dated September 11, 2007 (incorporated by reference from Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the three months ended September 30, 2007 (file no. 000-27127)).
10.13	Offer Letter between the Registrant and Richard Tennant, dated as of September 17, 2001 and Employment Agreement, dated as of September 20, 2001 (incorporated by reference from Exhibit 10.30 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001 (file no. 000-27127)).

Exhibit Number	Description
10.14	Offer Letter between the Registrant and Paul Floyd, dated as of April 2, 2001 and Proprietary Information and Inventions Agreement dated April 12, 2001 (incorporated by reference from Exhibit 10.31 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001 (file no. 000-27127)).
10.15	First Amended and Restated Registration Rights Agreement, dated as of July 12, 1999, among the Registrant and the holders of the capital stock of the Registrant who become parties thereto (incorporated by reference from Exhibit 10.17 to the Registrant's Registration Statement on Form S-1 (file no. 333- 85545)).
10.16	Warrant and Registration Rights Agreement, dated January 29, 2003, by and among iBasis, Inc. and U.S. Bank National Association, as Collateral Agent (incorporated by reference from Exhibit 4.3 to the Registrant's Current Report on Form 8-K dated January 30, 2003 (file no. 000-27127)).
10.17	Second Amended and Restated Loan and Security Agreement dated October 2, 2007, evidenced by, among other documents, a certain Second Amended and Restated Loan and Security Agreement dated as of October 2, 2007 between iBasis, Inc. and Silicon Valley Bank (incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated October 2, 2007 (file no. 000-27127)).
10.18	Form of Common Stock Purchase Warrant issued by the Registrant pursuant to the terms of the Securities Purchase Agreement, dated as of September 24, 2004, by and among the Registrant and the Purchasers (as defined therein) to each of the Purchasers (incorporated by reference from Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated September 24, 2004 (file no. 000-27127)).
10.19	Common Stock Purchase Warrant issued by the Registrant to Tejas Securities Group, Inc. on September 24, 2004. (incorporated by reference from Exhibit 10.70 to the Registrant's Form S-1, filed October 18, 2004 (file no. 333-119796)
10.20	Registration Rights Agreement dated as of October 1, 2007, between iBasis, Inc. and KPN B.V. (incorporated by reference from Exhibit 4.01 to the Registrant's Current Report on Form 8-K, filed October 5, 2007 (file no. 333-27127)).
10.21	Second Amended and Restated Loan and Security Agreement dated October 2, 2007 between iBasis, Inc. and Silicon Valley Bank (incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 9, 2007 (file no. 000-27127)).
21.1	Significant Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Independent Registered Public Accounting Firm.
31.1	Certificate of iBasis, Inc. Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certificate of iBasis, Inc. Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certificate of iBasis, Inc Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certificate of iBasis, Inc Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

iBASIS, INC.

March 14, 2008

By: /s/ OFER GNEEZY

Ofer Gneezy
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.

Name	Title	Date
/s/ OFER GNEEZY Ofer Gneezy	President and Chief Executive Officer and Director (Principal Executive Officer)	March 14, 2008
/s/ GORDON VANDERBRUG Gordon J. VanderBrug	Executive Vice President and Director	March 14, 2008
/s/ RICHARD TENNANT Richard G. Tennant	Senior Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	March 14, 2008
/s/ EELCO BLOK Eelco Blok	Director	March 14, 2008
/s/ ROBERT BRUMLEY Robert H. Brumley	Director	March 14, 2008
/s/ CHARLES CORFIELD Charles N. Corfield	Director	March 14, 2008
/s/ JOOST FARWERCK Joost Farwerck	Director	March 14, 2008
/s/ W. FRANK KING W. Frank King	Director	March 14, 2008

iBasis Corporate Information

Directors:

Eelco Blok
Robert H. Brumley
Charles N. Corfield
Joost Farwerck
Ofer Gneezy
W. Frank King
Gordon J. VanderBrug

Executive Officers:

Ofer Gneezy
President, Chief Executive Officer and Treasurer

Gordon J. VanderBrug
Executive Vice President and Assistant Secretary

Richard G. Tennant
Senior Vice President, Finance and Administration, Chief Financial Officer

Mark S. Flynn
Chief Legal Officer and Corporate Secretary

Paul H. Floyd
Senior Vice President, Global Products, Network and Systems

Edwin van Ierland
Senior Vice President, Global Sales

Counsel:

Mark S. Flynn
Chief Legal Officer and Corporate Secretary

Transfer Agent and Registrar:

Computershare
250 Royall Street
Canton, MA 02021

Annual Meeting Date:

iBasis, Inc. will conduct its annual meeting of stockholders on Wednesday, May 28, 2008, 10:00 a.m. at its Corporate Headquarters.

Corporate Headquarters:

iBasis, Inc.
20 Second Avenue
Burlington, MA 01803
www.ibasis.com

Received SEC

APR 3 0 2008

Washington, DC 20549

iBASIS, INC.
20 SECOND AVENUE
BURLINGTON, MA 01803
April 22, 2008

Dear Shareholder:

You are cordially invited to attend the 2008 Annual Meeting of Shareholders of iBasis, Inc., which will be held at our offices, located at 20 Second Avenue, Burlington, Massachusetts 01803, on Wednesday, May 28, 2008 at 10:00 a.m., Eastern Time.

The enclosed Notice of 2008 Annual Meeting of Shareholders, Proxy Statement and our 2007 Annual Report on Form 10-K describe the formal business to be conducted at the annual meeting and provide information about us that you should consider when you vote your shares.

All shareholders are invited to attend the annual meeting. However, to ensure your representation at the annual meeting, we urge you to complete, date, sign and return the enclosed proxy card in the enclosed postage-paid envelope, or vote via the Internet or by telephone, as instructed in the proxy materials, at your earliest convenience.

Your shares cannot be voted unless you follow the instructions for voting in the enclosed proxy statement or attend the annual meeting in person. We encourage you to vote by proxy so that your shares will be represented and voted at the meeting, whether or not you can attend.

Sincerely,

Ofer Gneezy

Ofer Gneezy
President and Chief Executive Officer

iBASIS, INC.
20 SECOND AVENUE
BURLINGTON, MA 01803

NOTICE OF 2008 ANNUAL MEETING OF SHAREHOLDERS

To Be Held on May 28, 2008

To the shareholders of iBasis, Inc.:

The annual meeting of shareholders of iBasis, Inc., a Delaware corporation ("*iBasis*"), will be held on Wednesday, May 28, 2008, at 10:00 a.m., Eastern Time, at 20 Second Avenue, Burlington, MA 01803, for the following purposes:

1. To elect two Class 3 directors, each to hold office for a three-year term expiring in 2011 and until each director's respective successor has been duly elected and qualified or until his earlier resignation or removal;

2. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008;

3. To transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on April 15, 2008 are entitled to notice of and to vote at the annual meeting and at any adjournment or postponement of the annual meeting. A list of shareholders of record will be available at the meeting and, during the 10 days prior to the meeting, at our offices at the above address.

All shareholders of record are cordially invited to attend the annual meeting in person. Even if you plan to attend the annual meeting in person, we request that you complete, sign, date and return the enclosed proxy card (a postage-prepaid envelope is enclosed) and thus ensure that your shares will be represented at the annual meeting if you are unable to attend. Alternatively, you may grant a proxy to vote your shares over the Internet or by telephone, as indicated on the proxy card. If you are a shareholder of record and do attend the annual meeting and wish to vote in person, you may revoke your proxy and vote in person.

Please vote your proxy as promptly as possible by following one of these steps:

(a) Vote via the Internet (see instructions on the enclosed proxy card);

(b) Vote via telephone (toll free) in the United States or Canada (see instructions on the enclosed proxy card); or

(c) Complete, date, sign and return the enclosed proxy card (a postage-prepaid envelope is enclosed).

The Internet and telephone voting procedures are designed to authenticate shareholders' identities, to allow shareholders to vote their shares, and to confirm that their instructions have been properly recorded. Specific instructions to be followed by any registered shareholder interested in voting via the Internet or telephone are set forth on the enclosed proxy card and must be completed by 11:59 p.m. Eastern Time, on May 27, 2008.

By Order of the Board of Directors,

Mark S. Flynn
Chief Legal Officer and Secretary
April 22, 2008

TABLE OF CONTENTS

	Page
GENERAL INFORMATION ABOUT THE ANNUAL MEETING	1
PROPOSALS TO BE VOTED UPON BY SHAREHOLDERS	5
AUDIT COMMITTEE REPORT	7
INDEPENDENT PUBLIC ACCOUNTANTS	8
SECURITY OWNERSHIP OF CERTAIN BENEFICAL OWNERS AND MANAGEMENT	9
MANAGEMENT	11
EXECUTIVE COMPENSATION	19
COMPENSATION COMMITTEE REPORT	26
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	34
CODE OF ETHICS	34
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS	35
PROXY CARD	

iBASIS, INC.
20 SECOND AVENUE
BURLINGTON, MA 01803
(781) 505-7500

PROXY STATEMENT FOR THE IBASIS, INC. 2008 ANNUAL MEETING OF SHAREHOLDERS

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Time, Place and Purposes of the Annual Meeting

This proxy statement is being furnished to the shareholders of iBasis, Inc. ("*iBasis*," "*Company*," "*we*" or "*our*") as part of the solicitation of proxies by the board of directors for use at the annual meeting to be held on May 28, 2008, starting at 10:00 a.m., Eastern Time, at 20 Second Avenue, Burlington, MA 01803. At the annual meeting, we are asking our shareholders: (A) to elect two Class 3 directors, each to hold office for a three-year term expiring in 2011 and until each director's respective successor has been duly elected and qualified or until his or her earlier resignation or removal; and (B) to ratify the appointment of PricewaterhouseCoopers LLP ("*PricewaterhouseCoopers*") as our independent registered public accounting firm for the fiscal year ending December 31, 2008. This proxy statement, the notice of the annual meeting and the enclosed proxy card are first being mailed to our shareholders on April 29, 2008.

Annual Report

Although not part of this proxy statement, we are also sending to shareholders with this proxy statement a copy of our Annual Report to Shareholders for the year ended December 31, 2007. Copies of our Annual Report on Form 10-K for the year ended December 31, 2007, which includes our financial statements for the fiscal year ended December 31, 2007 and provides additional information about us, are available on the Internet through the Investor Relations section of our website at www.ibasis.com and through the website of the Securities and Exchange Commission (the "*SEC*") at www.sec.gov. Additional copies in paper form (other than exhibits thereto) will be made available to beneficial owners of shares of our Common Stock without charge upon written request to the Investor Relations Department, 20 Second Avenue, Burlington, Massachusetts 01803. Exhibits will be provided upon written request and payment of an appropriate processing fee.

Record Date, Quorum and Voting Power

The holders of record of our Common Stock at the close of business on April 15, 2008, the record date for the annual meeting, are entitled to receive notice of, and to vote at, the annual meeting. As of the record date, there were 75,005,065 shares of our Common Stock issued and outstanding, all of which are entitled to be voted at the annual meeting.

Each outstanding share of our Common Stock on the record date entitles the holder to one vote on each matter submitted to shareholders for approval at the annual meeting.

The holders of a majority of the outstanding shares of our Common Stock on the record date, represented in person or by proxy, will constitute a quorum for purposes of the annual meeting. A quorum is necessary to hold the annual meeting. Once a share is represented at the annual meeting, it will be counted for the purpose of determining a quorum at the annual meeting and any adjournment or postponement of the annual meeting. However, if a new record date is set for the adjourned annual meeting, then a new quorum will have to be established.

Votes Required

With respect to proposal 1, the affirmative vote of a plurality of the shares of our Common Stock present or represented at the annual meeting and entitled to vote is required to elect the two Class 3 directors. In the case of proposal 2, the affirmative vote of a majority of shares of our Common Stock present or represented at the annual meeting and entitled to vote is required to ratify the appointment of PricewaterhouseCoopers as our independent registered public accounting firm for the fiscal year ending December 31, 2008.

In order for your shares of our Common Stock to be included in the voting, if you are a shareholder of record, you must vote your shares by completing, signing, dating and returning the enclosed proxy, by granting a proxy over the Internet or by telephone, as indicated on the proxy card, or by voting in person at the annual meeting.

If your shares are held in "street name" (i.e., held in the name of a bank, broker or other nominee), you should provide your bank, broker or other nominee with instructions on how to vote your shares . If you have not received such request for voting instructions from your bank, broker or other nominee or require further information regarding such voting instructions, contact your broker, bank or other nominee for instructions on how to vote your shares. Under rules which govern brokers, brokers who hold shares in "street name" for customers may not exercise their voting discretion with respect to the approval of non-routine matters, and, therefore, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote such shares with respect to the approval of that proposal (i.e., "*broker non-votes*"). With respect to the proposals presented in this proxy statement for voting at the 2008 annual meeting, brokers who hold shares in "street name" for customers *may* exercise their voting discretion with respect to the election of our two Class 3 directors and the ratification of the appointment of PricewaterhouseCoopers as our independent registered public accounting firm for our fiscal year ending December 31, 2008. Shares of our Common Stock held by persons attending the annual meeting but not voting and shares for which we have received proxies and the holders have indicated they abstain from voting will be considered abstentions.

Abstentions and properly executed broker non-votes are treated as shares that are present and entitled to vote at the annual meeting for purposes of determining whether a quorum exists. Broker non-votes will have no effect on any vote taken. Abstentions will be treated as votes against the proposal to ratify the appointment of our independent registered public accounting firm. We are not required to obtain the approval of our shareholders to ratify the appointment of our independent registered public accounting firm. However, if our shareholders do not ratify the appointment of PricewaterhouseCoopers as our independent registered public accounting firm for the fiscal year ending December 31, 2008, the Audit Committee of the board of directors will reconsider its appointment. The Audit Committee of the board of directors retains the discretion to change our independent registered public accounting firm even if the appointment of PricewaterhouseCoopers is ratified by our shareholders.

As of the record date, our directors and executive officers owned, in the aggregate, 3,461,031 shares of our Common Stock, representing approximately 4.55% of the combined voting power of the outstanding shares of our Common Stock.

Proxies; Revocation of Proxies

If you vote your shares of iBasis Common Stock by signing a proxy, or by granting a proxy over the Internet or by telephone as indicated on the proxy card, your shares will be voted at the annual meeting in accordance with the instructions given. If no instructions are given, your shares will be voted "FOR" the election of the two nominees for Class 3 directors named below, and "FOR" the ratification of PricewaterhouseCoopers as our independent registered public accounting firm for the fiscal year ended December 31, 2008.

You may revoke your proxy at any time before the vote is taken at the annual meeting. To revoke your proxy, you must advise our Secretary in writing, deliver a new proxy, or submit another proxy over the Internet or by telephone, in each case dated after the date of the proxy you wish to revoke, or attend the annual meeting and vote your shares in person. Attendance at the annual meeting will not by itself constitute revocation of a proxy. If you have instructed your broker to vote your shares, the above-described options for revoking your proxy do not apply, and instead you must follow the directions provided by your broker to change or revoke your vote.

We will pay the cost of this proxy solicitation. In addition to soliciting proxies by mail, our directors, officers and employees may solicit proxies personally and by telephone, facsimile or other electronic means of communication. These persons will not receive additional or special compensation for such solicitation services. We will, upon request, reimburse brokers, banks, custodians and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and for obtaining their customers' votes.

Adjournments and Postponements

Although it is not expected, the annual meeting may be adjourned or postponed for the purpose of soliciting additional proxies. Any adjournment or postponement may be made without notice by an announcement at the annual meeting. Any signed proxies, or proxies submitted over the Internet or by telephone, received by us will be voted in favor of an adjournment or postponement in these circumstances. Any adjournment or postponement of the annual meeting for the purpose of soliciting additional proxies will allow our shareholders who have already sent in their proxies to revoke them at any time prior to their use.

Multiple Shareholders Sharing One Address (Householding)

We adhere to a procedure called "householding", which has been approved by the SEC. Under this procedure, we are furnishing only one copy of the annual report and proxy statement to multiple shareholders who share the same address and have the same last name, unless contrary instructions from an affected shareholder have been received. This procedure reduces printing and mailing costs and fees. Shareholders who participate in householding will continue to receive separate proxy cards.

We will deliver promptly upon written or oral request a separate copy of the annual report or proxy statement to any shareholder at a shared address to which a single copy of either of those documents was delivered. To receive a separate copy of the annual report or proxy statement, you may request one from iBasis, Inc., 20 Second Avenue, Burlington, MA 01803, Attention: Investor Relations, or call (781) 505-7500.

If you are a holder of record and would like to revoke your householding consent and receive a separate copy of the annual report or proxy statement in the future, please write or call iBasis, Inc., 20 Second Avenue, Burlington, MA 01803, Attention: Investor Relations, (781) 505-7500. If you hold your shares in "street name", please contact your bank, broker or other holder of record.

Any shareholders of record who share the same address and currently receive multiple copies of our annual report and proxy statement who wish to receive only one copy of these materials per household in the future, please write or call iBasis, Inc., 20 Second Avenue, Burlington, MA 01803, Attention: Investor Relations, (781) 505-7500. A number of brokerage firms have instituted householding. If you hold your shares in "street name", please contact your bank, broker or other holder of record to request information about householding.

Submission of Shareholder Proposals and Communications

It is currently contemplated that the 2009 Annual Meeting of Shareholders will be held in late May 2009. Proposals of shareholders intended for inclusion in the proxy statement to be furnished to all shareholders entitled to vote at our next annual meeting must be received at our principal executive offices a reasonable time before we begin to print and send our proxy materials. Accordingly, to be considered for presentation at the 2009 Annual Meeting, shareholder proposals must be received not later than December 17, 2008 and not before November 17, 2008. Proposals received after December 17, 2008 will not be voted on at the 2009 Annual Meeting. Proponents should submit their proposals to our Secretary, by certified mail, return receipt requested.

Any shareholder who wishes to communicate to our entire board of directors, or to any individual director, may send that communication in writing to our Secretary, iBasis, Inc., 20 Second Avenue, Burlington, MA 01803 and it will be forwarded to the appropriate member(s) of the board of directors. All written shareholder communications to the board of directors will be forwarded to the designated recipient(s).

Additional Information

No persons have been authorized to give any information or make any representations other than those contained in this proxy statement and, if given or made, such information or representations must not be relied upon as having been authorized by us or any other person. This proxy statement is dated April 17, 2008. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date, and the mailing of this proxy statement to shareholders shall not create any implication to the contrary.

Other Business

The board of directors knows of no business that will be presented for consideration at the annual meeting other than the two proposals set forth in this proxy statement and described in the Proposals to be voted upon by Shareholders section. If, however, any other business should properly be presented at the annual meeting or any adjournment or postponement of the annual meeting occurs, the persons appointed as proxies in the proxies solicited hereby, each of whom is an employee of ours, will have authority to vote all shares subject to those proxies with respect to any such business in accordance with their discretion and judgment.

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 28, 2008

This proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2007 are available at www.edocumentview.com/iBAS.

PROPOSALS TO BE VOTED UPON BY SHAREHOLDERS

Proposal 1: Election of Two Class 3 Directors

Background

The board of directors is divided into three classes. Each class serves a three-year term and at each annual meeting, directors are elected to succeed those whose terms are expiring. Each of our directors hold office until their successors have been duly elected and qualified or until their earlier resignation or removal. The terms of our Class 3 directors expire at this year's annual meeting.

The board of directors has nominated Joost Farwerck and Robert H. Brumley for re-election as Class 3 directors, each to hold office until the annual meeting of shareholders to be held in 2011 and until his respective successor is duly elected and qualified, or until his earlier resignation or removal. Shares represented by all proxies received by the board of directors and not marked so as to withhold authority to vote for Mr. Farwerck or Mr. Brumley will be voted FOR their election. The board of directors knows of no reason why either of the nominees should be unable or unwilling to serve, but if a nominee should for any reason be unable or unwilling to serve, the proxies will be voted or not voted in accordance with the judgment of the persons named as attorneys-in-fact in the proxies with respect to the vacancy created by that nominee's inability or unwillingness to serve.

Required Vote

The nominees for director who receive the most votes present in person or represented by proxy at the annual meeting and entitled to vote, also known as a "plurality" of the votes, will be elected.

Recommendation

The board of directors recommends that shareholders of iBasis vote "FOR" the election of Mr. Farwerck and Mr. Brumley as Class 3 directors.

Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm

The board of directors has appointed PricewaterhouseCoopers, independent registered public accounting firm, to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2008. PricewaterhouseCoopers was appointed as our independent auditors as of October 15, 2007, following the closing of the KPN Transaction (as described below).

On October 1, 2007, we acquired the international wholesale voice business of KPN B.V ("*KPN*"), a private limited liability company organized under the laws of The Netherlands (the "*KPN Transaction*"). In connection with the KPN Transaction, we issued to KPN, a subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands ("*Royal KPN*"), 51% of the issued and outstanding shares of our Common Stock on a fully-diluted basis. The international wholesale voice business which we acquired from KPN in the KPN Transaction consisted of two entities, KPN Global Carrier Services B.V., a former wholly-owned subsidiary of KPN, and KPN International Network Services Inc., a former indirect wholly-owned subsidiary of KPN (collectively "*KGCS*"). The transaction was treated as a "reverse acquisition" for accounting purposes and as such, the historical financial statements of the accounting acquirer, KGCS, became our historical financial statements.

Because KGCS's independent registered public accounting firm, PricewaterhouseCoopers, was different from our independent registered public accounting firm, Deloitte & Touche LLP ("*Deloitte & Touche*"), on October 9, 2007, we dismissed Deloitte & Touche as our principal accountants for the fiscal year ending December 31, 2007. During the fiscal years ended December 31, 2006 and 2005, and the subsequent interim period through October 9, 2007, we had no (i) "disagreements," as such term is defined under applicable Securities and Exchange Commissions (*"SEC")* rules, with Deloitte & Touche on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Deloitte & Touche, would have caused Deloitte & Touche to refer to the subject matter of the disagreements in connection with their opinion, or (ii) "reportable events," as such term is defined under applicable SEC rules.

If our shareholders do not ratify the appointment of PricewaterhouseCoopers, the Audit Committee of the board of directors will reconsider its appointment. Even if shareholders do ratify the appointment, the Audit Committee retains the discretion to appoint a different independent registered public accounting firm at any time if the Audit Committee determines that such a change would be in the best interest of the Company and its shareholders. Representatives from PricewaterhouseCoopers are expected to be present at the annual meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions. If no instructions are indicated on your signed proxy card, your shares of our Common Stock will be voted "FOR" the ratification of the appointment of PricewaterhouseCoopers as our independent registered public accounting firm for our fiscal year ending December 31, 2008.

Required Vote

The affirmative vote of a majority of the votes present in person or represented by proxy at the annual meeting will ratify the appointment of PricewaterhouseCoopers as our independent registered public accounting firm.

Recommendation

The board of directors recommends that shareholders of iBasis vote "FOR" the ratification of the appointment of PricewaterhouseCoopers as our independent registered public accounting firm for our fiscal year ending December 31, 2008.

AUDIT COMMITTEE REPORT(1)

The Audit Committee of the board of directors is composed of three directors, Charles Corfield, W. Frank King and Robert Brumley, each of whom is independent as defined by The Nasdaq Stock Market listing rules. The board of directors made an affirmative determination as to the independence of each member of the Audit Committee, including a determination that no member of the Audit Committee has a relationship with iBasis that may interfere with his independence from iBasis and its management. No member of the Audit Committee has participated in the preparation of our financial statements, and each committee member is able to read and understand fundamental financial statements, including the balance sheet, income statement, and cash flow statement of iBasis. The board of directors has determined that Dr. King is an "audit committee financial" expert as defined by applicable rules and regulations under the Securities Exchange Act of 1934, as amended. The Audit Committee operates under a written Audit Committee Charter.

The Audit Committee is responsible for, among other things, monitoring the integrity and adequacy of iBasis' financial information, control systems, and reporting practices, and for recommending to the board of directors adoption by the shareholders of the Audit Committee's appointment of our independent registered public accounting firm. The Audit Committee engaged for fiscal 2007 (as of the nine months ended September 30, 2007) and for fiscal 2008 has selected and the board of directors has approved the appointment of PricewaterhouseCoopers as iBasis' independent registered public accounting firm.

The Audit Committee has reviewed and discussed iBasis' audited financial statements with management, which has primary responsibility for the financial statements. The committee has discussed with PricewaterhouseCoopers the matters that are required to be discussed by Public Company Accounting Oversight Board Interim Standard AU 380 (Communication with Audit Committees). It has also discussed with PricewaterhouseCoopers their independence from iBasis and its management and has received from PricewaterhouseCoopers the written disclosures and the letter required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees."

The Audit Committee has considered whether the services provided by PricewaterhouseCoopers are compatible with maintaining the independence of PricewaterhouseCoopers and has concluded that the independence of PricewaterhouseCoopers is maintained and not compromised by the services provided.

Based on the review and discussion referred to above, the Audit Committee recommended to the board of directors, and the board of directors has approved, that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on March 17, 2008.

Respectfully Submitted by the Audit Committee,
W. Frank King
Charles N. Corfield
Robert Brumley

---

(1) Notwithstanding anything to the contrary set forth in any of iBasis' previous filings under the Securities Act of 1933, as amended, or the Exchange Act that might incorporate future filings, including this proxy statement, in whole or in part, the Audit Committee Report shall not be incorporated by reference into any such filings.

INDEPENDENT PUBLIC ACCOUNTANTS

Audit and Non-Audit Fees

The following table presents fees for audit services rendered by PricewaterhouseCoopers and Deloitte & Touche for the audit of our annual financial statements for the years ended December 31, 2007 and 2006 and fees billed for other services rendered by PricewaterhouseCoopers and Deloitte & Touche during those periods.

In thousands	Fiscal 2007	Fiscal 2006
PricewaterhouseCoopers LLP		
Audit Fees(1)	$1,150	—
Audit-Related Fees	—	—
Tax Fees	—	—
Other fees	—	—
Total	$1,150	—
Deloitte & Touche LLP		
Audit Fees(2)	$1,319	$1,407
Audit-Related Fees(3)	175	417
Tax Fees(4)	128	95
Other fees	—	—
Total	$1,622	$1,919

(1) Audit Fees—Audit fees billed to us by PricewaterhouseCoopers for auditing our annual financial statements and internal controls, and reviewing the financial statements included in iBasis' Quarterly Report on Form 10-Q for the three months ended September 30, 2007.

(2) Audit Fees—Audit fees billed to us by Deloitte & Touche for reviewing the financial statements included in iBasis' Quarterly Reports on Form 10-Q, and auditing the restatement of our prior period financial statements.

(3) Audit-Related Fees—Audit-related fees billed to us by Deloitte & Touche include fees for the review of the accounting related to the transaction with KPN.

(4) Tax Fees—Tax fees billed to us by Deloitte & Touche include fees related to the preparation of our tax returns and tax advice.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other permissible services. Pre-approval is generally provided for up to 12 months from the date of pre-approval and any pre-approval is specified as to the particular service or category of services and is generally subject to a specific budget. The Audit Committee may delegate pre-approval authority to one or more of its members when expedition of services is necessary. The independent registered public accounting firm and management are required periodically to report to the full Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date.

The Audit Committee has determined that the provision of non-audit services by PricewaterhouseCoopers is compatible with maintaining PricewaterhouseCoopers' independence.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of shares of our Common Stock as of April 15, 2008 by: (a) the executive officers named in the Summary Compensation Table of this proxy statement, (b) each of our directors and director nominees, (c) all of our current directors and executive officers as a group, and (d) each shareholder known by us to own beneficially more than 5% of our Common Stock

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of Common Stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of April 15, 2008 are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of ownership is based on 75,005,065 shares of Common Stock outstanding on April 15, 2008. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, we believe that the each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite the shareholder's name based on information provided to us by these shareholders. Unless otherwise indicated in the table, the address for each shareholder is c/o iBasis, Inc., 20 Second Avenue, Burlington, Massachusetts 01803.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage Owned
Directors and Executive Officers		
Ofer Gneezy(1)	1,572,985	2.09%
Gordon J. VanderBrug, Ph.D.(2)	675,807	*
Charles N. Corfield(3)	577,134	*
W. Frank King(4)	152,980	*
Robert H. Brumley(5)	90,619	*
Richard G. Tennant(6)	161,779	*
Paul H. Floyd(7)	205,054	*
Edwin van Ierland(8)	625	*
Mark S. Flynn(9)	24,048	*
All executive officers and directors as a group (9 persons)(10)	3,461,031	4.55%
5% Shareholders		
KPN B.V.(11) Maanplein 55, 2516 CK The Hague, The Netherlands	40,121,074	53.49%

* Represents less than 1% of the outstanding shares of Common Stock.

(1) Includes 165,798 shares of Common Stock issuable upon exercise of options within 60 days of April 15, 2008. Also includes 16,667 shares held by The Ofer Gneezy 1999 Family Trust for the benefit of Mr. Gneezy's children. Mr. Gneezy disclaims beneficial ownership of the shares held by the Ofer Gneezy 1999 Family Trust.

(2) Includes 188,533 shares of Common Stock issuable upon exercise of options within 60 days of April 15, 2008. Also includes 392,449 shares held by the G.J. & C.E. VanderBrug Family Limited Partnership. Dr. VanderBrug disclaims beneficial ownership of the shares held by the G.J. & C.E. VanderBrug Family Limited Partnership, except to the extent of his pecuniary interest therein. Does not include 9,744 shares of Common Stock held by Dr. VanderBrug's spouse and 8,400

shares of Common Stock held by Dr. VanderBrug's daughter, shares of which Dr. VanderBrug disclaims beneficial ownership.

(3) Includes 128,995 shares of Common Stock issuable upon exercise of options within 60 days of April 15, 2008. Also includes 448,139 shares held by the Charles N. Corfield Trust u/a/d December 19, 1991, revised and amended October 19, 2004, a revocable trust of which Mr. Corfield is the sole trustee.

(4) Includes 152,980 shares of Common Stock issuable upon exercise of options within 60 days of April 15, 2008.

(5) Includes 90,619 shares of Common Stock issuable upon exercise of options within 60 days of April 15, 2008.

(6) Includes 154,279 shares of Common Stock issuable upon exercise of options within 60 days of April 15, 2008.

(7) Includes 195,054 shares of Common Stock issuable upon exercise of options within 60 days of April 15, 2008. Also includes 2,600 shares held by an underage daughter of Mr. Floyd, 2,400 shares held by another underage daughter of Mr. Floyd, 2,500 shares held by the Bonnie C. Floyd Revocable Trust, and 2,500 shares held by the Paul H. Floyd Revocable Trust. Mr. Floyd disclaims beneficial ownership of the shares held by his underage daughters and the Bonnie C. Floyd Revocable Trust.

(8) Includes 625 shares of Common Stock issuable upon exercise of options within 60 days of April 15, 2008.

(9) Includes 24,048 shares of Common Stock issuable upon exercise of options within 60 days of April 15, 2008.

(10) See notes (2)—(10).

(11) According to amendment No. 1 to Schedule 13D filed with the SEC on October 11, 2007.

MANAGEMENT

Board of Directors

Our First Amended and Restated Certificate of Incorporation and Second Amended and Restated By-laws provide for our business to be managed by or under the direction of the board of directors. The board of directors is divided into three classes for purposes of election. One class is elected at each annual meeting of shareholders to serve for a three-year term. The board of directors currently consists of seven members, classified into three classes as follows: (1) Robert H. Brumley and Joost Farwerck constitute Class 3 directors with terms ending at the 2008 annual meeting; (2) Ofer Gneezy and Charles N. Corfield constitute Class 1 directors with terms ending at the 2009 annual meeting; and (3) Gordon J. VanderBrug, Eelco Blok and W. Frank King constitute Class 2 directors with terms ending at the 2010 annual meeting.

On March 11, 2008, the board of directors nominated Robert H. Brumley and Joost Farwerck for re-election as Class 3 directors at the 2008 annual meeting, each to serve for a term of three years until the 2011 annual meeting of shareholders, and to hold office until their successors have been duly elected and qualified or until their earlier resignation or removal.

Set forth below are the names of the persons nominated as directors for election at the 2008 annual meeting and each director whose term of office will extend beyond the 2008 annual meeting.

Name	Age	Position
Ofer Gneezy	56	President, Chief Executive Officer and Chairman of the Board
Gordon J. VanderBrug, Ph.D.	65	Executive Vice President, Assistant Secretary and Director
Eelco Blok(1)	50	Director
Charles N. Corfield(1), (2), (3)	48	Director
Robert H. Brumley(2), (3)	59	Director
Joost Farwerck	42	Director
W. Frank King, Ph.D.(2), (3)	68	Director

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

(3) Member of the Seller Committee.

Continuing Class 1 Directors (Term to Expire in 2009)

Ofer Gneezy, co-founder of iBasis, has served as our President, Chief Executive Officer and a director since our formation in August 1996, and was appointed Chairman of the Board in October 2007. From 1994 to 1996, Mr. Gneezy served as President of Acuity Imaging, Inc., a multinational company focused on the industrial automation industry. From 1980 to 1994, Mr. Gneezy was an executive of Automatix, Inc. (a predecessor to Acuity Imaging), an industrial automation company, most recently having served as its President and Chief Executive Officer. Since July 2000, Mr. Gneezy has served as a director and a member of the audit committee of NMS Communications Corporation, which provides communication solutions for wireless and wireline networks. Mr. Gneezy graduated from Tel-Aviv University, has a Masters of Science in engineering from M.I.T. and is a graduate of the Advanced Management Program at Harvard University's Graduate School of Business Administration.

Charles N. Corfield has served as one of our directors since September 1997. Since 2000, Mr. Corfield has been the Chief Executive Officer of SandCherry Networks, Inc. Mr. Corfield co-founded Frame Technology Corp., a software company, in 1986 and was a member of its board of directors and its Chief Technology Officer until Adobe Systems acquired the company in 1995. Mr. Corfield serves on the boards of directors of SandCherry Networks, Inc. and Intuicom Inc.

Continuing Class 2 Directors (Term to Expire in 2010)

Gordon J. VanderBrug, Ph.D., co-founder of iBasis, has served as our Executive Vice President, Assistant Secretary and a director since October 1996. From 1991 to 1996, Dr. VanderBrug was the Director of Marketing, Electronic Imaging Systems of Polaroid Corporation. In 1980, Dr. VanderBrug co-founded Automatix, Inc. Dr. VanderBrug received his B.A. in mathematics from Calvin College, an M.A. in mathematics from Wayne State University, and his Ph.D. in computer science from the University of Maryland.

Eelco Blok, has served as one of our directors since October 2007. Mr. Blok has also been a member of the Board of Management of Royal KPN since June 1, 2006. Mr. Blok joined Royal KPN in 1983 and since then has held various management positions, including the Director of the Carrier Services, Corporate Networks, Fixed Net Operator and Corporate Strategy & Innovation departments. Most recently, Mr. Blok was Chief Operating Officer for a previously existing fixed division of Royal KPN. From April until December 2004, Mr. Blok served as a member of the Board of Management of Royal KPN.

W. Frank King, Ph.D., has been a private investor since November 1998 and one of our directors since June 2001. From 1992 to 1998, he was the Chief Executive Officer and a director of PSW Technologies, Inc. (formerly a division of Pencom, Inc.), a provider of software services. From 1988 to 1992, Dr. King was Senior Vice President of Development of Lotus Development Corporation, and for the nineteen years prior to 1988, he served in various positions with IBM Corporation, including his last position as Vice President of Development for the entry system division. Dr. King is a director of NMS Communications Corporation and eOn Communications Corporation.

Nominees as Class 3 Directors (Term to Expire in 2011)

Robert H. Brumley has served as one of our directors since September 2005. Mr. Brumley has been President and Chief Executive Officer of TerreStar Networks Inc., an emerging provider of advanced mobile satellite services, since August 2005. Prior to joining TerreStar, Mr. Brumley was founder and managing member of Pegasus Global LLC, an international development and advisory services firm specializing in technology, capital formation, and market strategies and solutions for domestic and international companies from January 2002 until August 2005. From January 2000 until January 2002, Mr. Brumley was the Executive Vice President for Strategy and Corporate Development for Cambrian Communications, LLC, a wholesale metropolitan area network provider. Mr. Brumley is also a director of Motient Corporation.

Joost Farwerck has served as one of our directors since October 2007. Mr. Farwerck has been the Director of Royal KPN's Segment Wholesale Services & Operations department since January 1, 2006. From 2003 to 2005, Mr. Farwerck was the Director of Royal KPN's Carrier Services department. Prior to 2003, Mr. Farwerck was Secretary to the board of directors of Royal KPN.

Director Independence

The board of directors has reviewed the materiality of any relationship that each of our directors has with the company, either directly or indirectly. Based upon this review, the board of directors has determined that each of the following directors is an: "independent director" as such term is defined by The NASDAQ Stock Market, Inc., or NASDAQ: (i) Robert H. Brumley, (ii) Charles N. Corfield, and (iii) Dr. W. Frank King.

The board of directors has established three standing committees, the Audit Committee, the Compensation Committee, and the Seller Committee. The board of directors has also determined that each member of the Audit Committee meets the independence requirements as prescribed by NASDAQ and the SEC. One member of the Compensation Committee does not qualify as independent, as described below under "Committees of the Board of Directors and Meetings—Compensation Committee."

KPN Board Representation and Veto Rights

In connection with the closing of the KPN Transaction, we adopted our Second Amended and Restated By-laws as of October 1, 2007 that give KPN board representation rights and veto rights on certain matters, which rights are summarized in relevant part below. Our Second Amended and Restated By-Laws are filed as Exhibit 3.01 to our Current Report on Form 8-K filed on October 5, 2007.

During the Control Period (as defined below), no fewer than two members of the board of directors will be nominated by KPN without qualification, and, commencing on the second anniversary of the date on which the Second Amended and Restated By-laws became effective, or October 1, 2009 (the "*Second Anniversary*"), no fewer than two additional members of the board of directors will be nominated by KPN, provided that such two additional directors must meet the independence requirements set forth in Rule 4200(a)(15) of the Marketplace Rules of NASDAQ, as amended or superseded from time to time, and any other requirements for independence which may be required pursuant to applicable law and the rules of NASDAQ.

Following the Second Anniversary, our chief executive officer may be removed and replaced by a unanimous vote of the KPN-nominated directors and any directors meeting the independence requirements stated above (the "*Director Group*"). If a vote on the removal or appointment of our chief executive officer does not result in a unanimous vote of the Director Group, then a deadlock mechanism is used to resolve the deadlocked matter.

Further, during the Control Period, a resolution of the board of directors with respect to the following matters may not be approved without the approval of a majority of the entire board of directors, including the unanimous approval of the KPN-nominated directors:

- the appointment or removal of our chief financial officer;
- the approval of our annual budget and three-year business plan;
- any financings, guarantees, acquisitions, dispositions, incurrences of liens or other encumbrances (or any series of related financings, guarantees, acquisitions, dispositions, incurrences of liens or other encumbrances), that involve, in each case the aggregate payment or receipt by (or incurrence of obligations of or to) us or any of our subsidiaries or other affiliates of consideration in excess of $10,000,000;
- any one or series of related mergers, consolidations or other similar transactions that involve the aggregate payment or receipt by (or incurrence of obligations of or to) us or any of our subsidiaries or other affiliates of consideration in excess of $10,000,000;
- any investments, reorganizations, joint ventures, partnerships, leases or capital expenditures (or any series of related investments, reorganizations, joint ventures, partnerships, leases or capital expenditures), that involve, in each case, the aggregate payment or receipt by (or incurrence of obligations of or to) us or any of our subsidiaries or other affiliates of consideration in excess of $10,000,000 which are not covered in our annual budget;
- any issuance, grant, sale or offer or any repurchase, reduction, redemption, conversion, sub-division, consolidation, cancellation or otherwise by us of shares, other capital stock or any instruments with voting rights or that are convertible into capital stock, including options and warrants, other than upon the exercise of options, warrants or other convertible securities outstanding on the date on which the Second Amended and Restated By-laws become effective, pursuant to the terms of such options, warrants and other convertible securities;

- any declaration by us of dividends or other distributions to shareholders;
- any amendments to our certificate of incorporation or by-laws; and
- any commencement of voluntary bankruptcy proceedings, dissolution or similar proceedings by us or any of our subsidiaries or other affiliates.

For purposes of the foregoing, "*Control Period*" includes any period of time after the Second Amended and Restated By-laws became effective, or October 1, 2007, during which KPN holds in excess of 50% of our capital stock entitled to vote generally on the election of directors, provided, that the Control Period shall continue during any Grace Period (as defined below) and provided, further that, the Control Period shall terminate in its entirety from and after such date, if any, which falls at the end of any nine-consecutive-month period after the date the Second Amended and Restated By-laws became effective, of October 1, 2007, during which KPN holds less than 40% of our capital stock entitled to vote on the election of directors generally for the entirety of such nine-month period (regardless of whether or not KPN may at a later time hold in excess of 50% of our capital stock entitled to vote generally on the election of directors), with such period to be extended by the amount of time, if any, during such nine-month period in which KPN would have been prohibited from purchasing shares of our capital stock because such purchases could reasonably be expected to result in a violation of applicable laws, as determined by counsel to our Audit Committee, which counsel shall not also serve as counsel to us (the "*Independent Counsel*").

"*Grace Period*", as used in the Second Amended and Restated By-laws, means any period beginning immediately upon any time that KPN ceases to hold in excess of 50%, but continues to hold at least 40%, of our capital stock entitled to vote generally on the election of directors, as a result of the issuance of shares of our capital stock to third parties, provided, that (x) at such time, KPN is unable to purchase additional shares of our capital stock because such a purchase at such time could be reasonably expected to result in a violation of applicable laws, as determined by the Independent Counsel, and (y) on or prior to such issuance of our capital stock to third parties, KPN irrevocably commits to purchase, subject to customary mutually agreed upon conditions, a number of shares of our capital stock such that, after giving effect to such purchase, KPN shall hold in excess of 50% of our capital stock entitled to vote generally on the election of directors, as soon as such purchase could no longer be reasonably expected to result in a violation of applicable laws, as determined by the Independent Counsel, with any such Grace Period terminating on the earlier of (x) ten business days after the date when such purchase could no longer be reasonably expected to result in a violation of applicable laws, as determined by the Independent Counsel, or (y) the earlier of (i) the date of filing of our next periodic report required to be filed under Section 13 of the Exchange Act and (ii) the due date of such filing. "*Grace Period*" does not include any period during which KPN holds less than 40% of our capital stock.

Committees of the Board of Directors and Meetings

The board of directors holds regular meetings, and special meetings as necessary. In addition, independent members of the board of directors meet regularly in executive session without management present. The board of directors has three committees, including the Audit Committee, Compensation Committee and Seller Committee, each of which is described below.

Meeting Attendance. During the fiscal year ended December 31, 2007, the board of directors held nine meetings and the various committees of the board of directors met a total of 33 times. Each of the directors attended at least 75% of the meetings of the board of directors and the various committees on which each served. Mr. Gneezy and Dr. VanderBrug attended our 2007 Annual Meeting of Shareholders. We do not require the attendance of the non-employee members of the board of directors at our annual meetings.

Audit Committee. The Audit Committee is responsible for, among other things, monitoring the integrity and adequacy of our financial information, control systems, and reporting practices, engaging and recommending to the board of directors the appointment of our independent registered public accounting firm. Our Audit Committee met sixteen times during 2007 and held five executive sessions with the independent registered public accounting firm in conjunction with certain regularly scheduled meetings. The current members of the Audit Committee are Dr. King and Messrs. Corfield and Brumley, each of whom satisfy the current independence standards promulgated by the SEC and NASDAQ, as such standards apply specifically to members of audit committees. The board of directors has determined that Dr. King is an "audit committee financial expert," as the SEC has defined that term in Item 407 of Regulation S-K. Please also see the Audit Committee Report set forth elsewhere in this proxy statement.

A copy of the Audit Committee's written charter is publicly available on our website at *http://investor.ibasis.com*.

Compensation Committee. The Compensation Committee administers the Company's compensation policies and stock plans. Its members are Messrs. Blok and Corfield. Mr. Blok serves as its chairman. It is the practice of management to make recommendations to the Compensation Committee regarding executive compensation matters. In turn, the Compensation Committee accepts or modifies in whole or in part management's recommendations and reports its determinations to the board of directors. Our process and procedures for the determination of the compensation of our executive officers and directors are described in the Compensation Discussion and Analysis section below. The Compensation Committee met eight times during 2007. Mr. Corfield qualifies as independent as defined by Rule 4200(a)(15) of the NASDAQ listing rules. Upon the closing of the KPN Transaction, Eelco Blok, a member of the Board of Management of Royal KPN, joined our Compensation Committee. Due to Mr. Blok's position with Royal KPN, which is an indirect holder of approximately 53% of the voting power of our Common Stock, he does not qualify as "independent," as defined by Rule 4200(a)(15) of The Nasdaq Stock Market, as a "non-employee director," as defined by Securities and Exchange Commission Rule 16b-3(b)(3), or as an "outside director," as defined by Treasury Regulation 1.162-27. However, under NASDAQ's "controlled company" rule, compensation of our chief executive officer is not required to be determined, or recommended to the board of directors for determination, by a majority of independent directors or a compensation committee comprised solely of independent directors. Nonetheless, in order to secure the benefit of certain regulatory relief for executive compensation decisions approved by a board committee composed solely of directors who meet the aforementioned criteria, we also intend to submit certain executive compensation decisions, including the approval of incentive compensation target levels, performance criteria and stock option grants to our executive officers, to the Seller Committee of the board of directors for additional approval. The Seller Committee is comprised solely of directors who meet the criteria outlined in this paragraph. Please also see the Compensation Committee Report set forth elsewhere in this proxy statement.

A copy of the Compensation Committee's written charter is publicly available on our website at http://investor.ibasis.com.

Seller Committee. The Seller Committee is responsible for reviewing and approving matters relating to claims, suits, proceedings or disputes involving iBasis and Royal KPN or any of its affiliates. Its members are Dr. King and Messrs. Corfield and Brumley.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is currently one of our employees. As disclosed above, Mr. Blok is a member of the Board of Management of Royal KPN, which is an indirect holder of approximately 51% of the voting power of our Common Stock. In 2007, none of our executive officers served on the board of directors or compensation committee of any other entity that had one or more executive officers serving on our board of directors or Compensation Committee.

Procedures for Nominating Directors

The board of directors does not have a separate standing nominating committee or a nominating committee charter. The board of directors does not delegate the responsibility for selecting new directors as it believes that all of its members should be involved in this process. Independent members of the board of directors search for and review suitable candidates for director nominations. The entire board of directors conducts the other aspects of the selection process. In identifying and evaluating candidates for election, the board of directors follows the procedures described below.

The board of directors first evaluates the current members of the board of directors who are willing to continue in service. The board of directors considers current members who are willing to continue in service, by balancing the value of their continuity of service with that of obtaining potentially different perspectives from other directors.

If any member of the board of directors does not wish to continue in service or, after evaluation by the board of directors, if the board of directors decides not to recommend a member for re-election, the board of directors identifies the desired skill set and experience of a new nominee and any void or particular area of expertise left by the departing director, in light of whether the nominee:

- has the personal attributes for successful service on the board of directors, such as demonstrated character and integrity; experience at a strategy/policy setting level; managerial experience dealing with complex problems; an ability to work effectively with others; and sufficient time to devote to our business and corporate governance;
- has been the chief executive officer or a senior executive of a public company or a leader of an organization similarly situated vis-à-vis the public, including industry groups, universities or governmental organizations;
- will add specific value or a unique perspective as a board member, by virtue of particular experience, technical expertise, specialized skills or contacts relevant to our current or future business;
- will be able to devote sufficient time to effectively carry out the business of the board of directors;
- is expected to qualify as an "independent director" within the meaning of the SEC rules and applicable NASDAQ listing standards;
- is expected to qualify as an "audit committee financial expert" as defined by the SEC rules; and
- should be considered due to other factors related to their ability and willingness to serve.

In addition, in connection with the closing of the KPN Transaction, we amended and restated our by-laws to give KPN certain agreed upon governance mechanisms, including special director nomination and removal rights, as described under "KPN Board Representation and Veto Rights" above.

Our Second Amended and Restated By-laws also contain provisions that address the process by which a shareholder may nominate a candidate for director. The board of directors will consider director candidates recommended by shareholders in the same manner as other nominees, except that the board of directors may consider the extent to which the recommending shareholder intends to maintain its ownership interest in iBasis, including in the case of nominees recommended for election at an annual meeting of shareholders, whether the recommending shareholder intends to continue maintaining its ownership interest at the time of such meeting.

To recommend a candidate for nomination to the board of directors, shareholders should send the candidate's name, credentials, contact information, and his or her consent to be considered as a candidate to our Secretary, iBasis, Inc., 20 Second Avenue, Burlington, MA 01803. For consideration of a candidate at our 2009 annual meeting, such notice must be delivered to the Secretary not less than 120 days nor more than 150 days prior to the first anniversary of the date of this proxy statement delivered to shareholders for our 2008 annual meeting. The proposing shareholder should also include his or her contact information and a statement of his or her share ownership history, including the number of shares owned and the time held.

Shareholder Communications to the Board

Generally, shareholders who have questions or concerns should contact our Investor Relations department at 781-505-7500 or submit written communication to iBasis Investor Relations, 20 Second Avenue, Burlington, MA 01803. Shareholders wishing to submit written communications directly to the board of directors should send their communications to our Secretary, iBasis, Inc., 20 Second Avenue, Burlington, MA 01803. Shareholder communications will be considered by the board of directors, or any individual director as appropriate, depending on the facts and circumstances outlined in the communications.

Executive Officers

The following table sets forth certain information regarding our executive officers who are not also directors as of April 15, 2008. All such executive officers are at-will.

Name	Age	Position
Paul H. Floyd	50	Senior Vice President Global Products, Network and Systems
Mark S. Flynn	53	Chief Legal Officer and Corporate Secretary
Richard G. Tennant	63	Senior Vice President of Finance and Administration and Chief Financial Officer
Edwin van Ierland	45	Senior Vice President of Global Sales

Paul H. Floyd has served as our Senior Vice President of Global Products, Network and Systems since November 1, 2007. From September 2001 until November 1, 2007, Mr. Floyd was our Senior Vice President of Research and Development, Engineering and Operations, and from April 2001 until September 2001, Mr. Floyd was our Vice President of Research and Development. Prior to joining us, from 2000 until January 2001, Mr. Floyd was a Senior Vice President of DSL Business at Paradyne Networks, Inc., a manufacturer of high-speed broadband access products and technology that support and manage high-bandwidth applications and network traffic. From 1996 to 2000, Mr. Floyd served as Vice President of Research and Development and Engineering at Paradyne.

Mark S. Flynn has served as our Chief Legal Officer and Corporate Secretary since February 2007. Prior to joining us, from 2001 to 2006, Mr. Flynn was Vice President, General Counsel and Secretary of Imagistics International Inc., a NYSE traded provider of office imaging products and services. Prior to joining Imagistics, Mr. Flynn was a partner in the corporate department of the law firm of Wiggin and Dana LLP in Stamford, CT from 1999 to 2001. Previously, Mr. Flynn was Senior Deputy General Counsel with Olin Corporation, a diversified manufacturer, from 1997 to 1999; Executive Vice President, General Counsel and Secretary of ServiceMaster Diversified Health Services, L.P., a nursing home management and development company, from 1992 to 1997; and Vice President, General Counsel and Secretary of Arcadian Corporation, a fertilizer manufacturer, from 1989 to 1992.

Richard G. Tennant has served as our Chief Financial Officer since October 2001 and was promoted on February 16, 2006 from Vice President of Finance and Administration to Senior Vice President of Finance and Administration. From June 2000 to September 2001, Mr. Tennant was the

Vice President, Chief Financial Officer and Treasurer of ScoreBoard, Inc., a software company providing optimization solutions for wireless carriers. From 1999 to 2000, Mr. Tennant served as Senior Vice President and Chief Financial Officer of Orbcomm Global, L.P., the world's first commercial provider of global low-earth satellite data and messaging services. From 1997 to 1999, Mr. Tennant served as Senior Vice President and Chief Financial Officer of Information Resource Engineering, now known as SafeNet, Inc., a developer and manufacturer of security and encryption products for computer data networks.

Edwin van Ierland joined the Company in October 2007 as our Senior Vice President of Carrier Operations, and was promoted to Senior Vice President of Global Sales in November 2007. From 1990 to 2007, Mr. van Ierland held positions of increasing responsibility within the management team of Royal KPN, including Senior Vice President of KPN Global Carrier Services, Senior Vice President of KPN Carrier Services, and Vice President of KPN Fixed. Mr. van Ierland also served in the Royal Netherlands Air Force from 1990 to 1995, where he held various staff and operational management positions with responsibility for communications infrastructure, operations and related policies.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy

Compensation Objectives

Our compensation programs are designed to meet the following objectives:

- compensation opportunities that attract highly qualified executives, reward outstanding initiative and achievement, and retain the leadership and skills necessary to build long-term shareholder value;
- pay-for-performance by maintaining a significant portion of executives' total compensation at risk, tied to both our annual and long-term financial performance and the creation of shareholder value; and
- our short and long-term strategic goals and values by aligning executive officer compensation with business objectives and individual performance.

Our Compensation Committee believes that an executive's compensation should be tied not just to how the individual executive performs, but also to how well we and our management team perform against both financial and non-financial goals.

Compensation Elements

Our executive compensation program is intended to be simple and clear, and consists of the following elements (depending on individual performance as well as our performance):

- Base salary;
- Annual performance-based cash bonus, including a transaction synergy bonus in the fourth quarter of 2007, as discussed below;
- Long-term incentives in the form of stock options;
- Severance and change in control arrangements; and
- Benefits that are offered to executives on the same basis as our non-executive employees.

Targeted Compensation and Compensation Mix

We have historically targeted the median of the market for all executive compensation elements. However, in the third quarter of 2002, in order to facilitate our efforts to reduce our debt obligations, we instituted an executive salary freeze that resulted in compensation that was well below market. This freeze helped us to perform in a very challenging business climate with limited internally generated capital resources. In the first quarter of 2006, due to our improved financial position and desire to continue to retain our executive officers and hire new employees, we lifted this salary freeze and modestly increased salaries.

Although our business environment remained challenging at the beginning of 2007, the growth in our business and the impact of management action to strengthen our capital structure, improved our overall financial performance. In January 2007, therefore, the Compensation Committee increased the overall cash compensation opportunity for our executive officers by 12 percent from the overall base salaries and targeted cash bonus amounts for our executive officers in 2006. Specifically, the Compensation Committee increased aggregate executive base salaries by 47% and decreased aggregate target bonuses by 11% so that incentive or "at-risk" pay would be not more than one-half (50%) the sum of each executives 2007 base salary and target cash incentive compensation. This 50/50 model brought executive base pay closer to competitive market ranges, as discussed in greater detail below.

In making its 2007 executive compensation decisions, the Compensation Committee reviewed executive compensation data from the 2006 Thobe Group Communication Technologies Benchmark Survey, a survey that includes mid-sized U.S.-based telecommunication companies, including broadband and cellular transmission providers, incumbent and competitive local exchange carriers, collocation/managed network service providers, and satellite transmission companies. Specific attention was also given to compensation information for the following Massachusetts-based publicly traded companies: Akamai Technologies, Inc., RSA Security Inc., Nuance Communications, Inc., Sonus Networks, Inc., iRobot Corporation, NMS Communications Corporation, CMGI, Inc., Authorize.Net Holdings, Inc. (formerly Lightbridge, Inc.), and Boston Communications Group Inc. In obtaining this information, we utilized Equilar, a service that analyzes and synthesizes executive compensation information from public company SEC filings. The Compensation Committee also considered other factors including existing salary levels, retention and recruitment needs, the four-year freeze on executive salaries, equity ownership levels, 2006 corporate and individual performance, and the difficulty level of reaching the annual bonus targets for 2007.

Even with these 2007 increases in executive compensation and shift toward a higher base salary, overall executive compensation remained below the median pay levels based on the Thobe Group and Equilar data. The Compensation Committee intends to take an incremental approach working toward a median executive pay structure over a two to three year period.

Role of Management in Determining Compensation Decisions

At the request of our Compensation Committee, our management, led by our Chief Executive Officer and Executive Vice President, and in collaboration with our Human Resources department, makes recommendations to our Compensation Committee relating to executive compensation program design, specific compensation amounts, bonus targets, incentive plan structure and other executive compensation related matters, including with respect to such matters pertaining to our Chief Executive Officer. In making recommendations for 2007, management reviewed the 2006 Thobe Group Communication Technologies Benchmark Survey and Equilar data. It also considered each executive's 2006 performance, expected 2007 contributions, and the unique value and experience that each brings to iBasis. Our Chief Executive Officer was not present when his salary was deliberated by the Compensation Committee.

Our Compensation Committee reviews the recommendations of our management with respect to base salaries and incentive compensation and each element of compensation when making pay decisions. In allocating compensation among compensation elements, we emphasize incentive, not fixed compensation to ensure that executives only receive superior pay for superior results. We equally value short- and long-term compensation because both short- and long-term results are critical to our success. After weighing these factors, our Compensation Committee accepts or modifies in whole or in part management's recommendations and reports its determinations to our board of directors. Our board of directors maintains ultimate decision making authority with respect to these executive compensation matters and, in most case, approves our Compensation Committee's determinations.

Upon the closing of the KPN Transaction, Eelco Blok, a member of the Royal KPN's Board of Management, joined our Compensation Committee. Due to Mr. Blok's position with Royal KPN, which is an indirect holder of approximately 53% of the voting power of our Common Stock, he does not qualify as "independent," as defined by Rule 4200(a)(15) of The Nasdaq Stock Market, as a "non-employee director," as defined by Securities and Exchange Commission Rule 16b-3(b)(3), or as an "outside director," as defined by Treasury Regulation 1.162-27. Accordingly, in order to secure the benefit of certain regulatory relief for executive compensation decisions approved by a board committee comprised solely of directors who meet the aforementioned criteria, we also intend to submit certain executive compensation decisions, including the approval of incentive compensation target levels, performance criteria and stock option grants to our executive officers, to the Seller Committee of the board of directors for additional approval. The Seller Committee is comprised solely of directors who meet the criteria outlined in this paragraph.

Compensation Elements

Base Salary

Our objective for paying base salaries to executives is to reward them for performing the core responsibilities of their positions and to provide a level of security with respect to a portion of their compensation. Our Compensation Committee considers a number of factors when setting base salaries for executives, including the following:

- Existing salary levels;
- Competitive pay practices;
- Individual and corporate performance; and
- Internal equity among our executives, taking into consideration their relative contributions to our success.

In 2007, we increased individual base salaries for our executive officers between 22% and 68% from 2006 base salaries. The increases were made in order to raise executive compensation closer to similarly situated companies as described above, to more equitably balance "at-risk" incentive compensation with base compensation to a 50/50 model, and to enhance retention and improve our ability to recruit new executives. Individual executive increases varied depending on 2006 performance, expected 2007 contributions, and the unique value and experience that each brings to iBasis. While the overall increases did not bring executive compensation to the median level, it did move us closer to a more leveraged, market based, compensation approach.

Annual Incentive Awards

Our objective for offering annual cash bonus awards to our named executive officers is to motivate them to achieve our financial goals, while taking into account their individual goals and responsibilities. Our Compensation Committee implemented our 2007 executive officer bonus plan, effective as of the first quarter of 2007, pursuant to which our named executive officers became eligible to receive cash bonus awards based on 2007 net income.

Under our 2007 executive officer bonus plan, we assigned a specific bonus target to each executive for performance in 2007. Our management made recommendations to our Compensation Committee regarding suggested 2007 target bonuses based on competitive total cash survey data provided by the Thobe Group and bonus information from Equilar on the Massachusetts-based publicly traded companies mentioned above. In reviewing our management's proposal, our Compensation Committee considered the below-market base salaries, the difficulty level of reaching the performance goal, executive officer performance and the survey data provided by management. Our Compensation Committee intentionally designed these bonus targets to allow for superior pay in the event we had superior financial results and also to offset the low base salaries that had resulted from the previous salary freeze. Cash bonus targets were determined based on individual responsibility levels and performance expectations and were to be payable as initially approved by the Compensation Committee in a proportionate amount representing the percentage of our targeted corporate net income goal pursuant to our 2007 financial plan approved by our board of directors. Specifically, payouts under our 2007 executive officer bonus plan were dependent on our achievement towards the net income goal such that 100% of the bonus target amounts would be paid upon achievement of 100% of the net income goal. Regardless of our actual financial performance under our 2007 financial plan, our Compensation Committee retained the discretion to adjust bonuses payable under our 2007 executive officer bonus plan up or down as it deemed appropriate.

We and our Compensation Committee consider the specific net income goals in our 2007 financial plan to be our confidential information, the disclosure of which would cause us to experience financial harm. The target in our 2007 executive officer bonus plan was aggressively set with a high level of difficulty for achievement.

On October 29, 2007, subsequent to the closing of the KPN Transaction, the Compensation Committee approved amendments to our 2007 executive officer bonus plan. The primary reasons for the adoption of these amendments were that payments under the 2007 executive officer bonus plan were to be based on our financial performance as a stand alone business which was no longer appropriate following the closing of the KPN Transaction, and our focus on achieving transaction synergies in the fourth quarter of 2007, the financial benefit of which we expect to continue in future periods. The 2007 executive officer bonus plan was amended to provide for the payment of bonuses to our executive officers based upon our financial performance for the three quarters ended September 30, 2007 against our 2007 financial plan amended from a performance target of net income to a performance target of adjusted EBITDA and pro-rated for three quarters of each executive's annual bonus target amount. We paid these cash bonuses in the fourth quarter of 2007 and these amounts are set forth in the Bonus column of the Summary Compensation table below. Each executive was paid the cash bonus as a percentage of his targeted amount based on the same percentage achievement of our adjusted EBITDA goals, except that, as to Mr. Gneezy and Dr. VanderBrug, expenses related to the investigation of our historical option granting practices were not added back in the calculation of adjusted EBITDA, thereby reducing the percentage of their annual bonus target amount that they received. We and our Compensation Committee consider the specific adjusted EBITDA goals in our 2007 financial plan, as well as the percentage payout based on our achievement of such goals, to be our confidential information, the disclosure of which would cause us to experience financial harm.

Additionally, the Compensation Committee determined the bonus target for each executive for the remaining one quarter of our fiscal year and based the performance goals on the extent to which we achieved targeted transaction synergies as measured by gross margin improvements, subject to the achievement of a specified minimum level of gross profit during the fourth quarter. To encourage management to aggressively pursue cost of revenue synergies from the recently closed KPN Transaction, the targets were aggressively set with a high level of difficulty for achievement. Subject to achieving the required minimum gross profit, the range of actual payment of the fourth quarter target amounts was established to be determined linearly from 0% for no improvement in gross margin percentage to 100% for an improvement of one (1) percentage point in gross margin, a goal that we considered to be difficult to achieve, to a maximum of 200% of the target amounts for an improvement of two (2) percentage points in the gross margin percentage. The Compensation Committee retained discretion to award amounts that were less than or greater than the target amounts, depending on our business performance, and performance of individuals, regardless of whether the goals upon which such bonuses are based were achieved. The fourth quarter target amounts under the 2007 executive officer bonus plan are set forth in the Grants of Plan-Based Awards Table below under the columns labeled "Estimated Possible Payouts under Non-Equity Incentive Plan Awards". Pursuant to the fourth quarter 2007 plan and our achievement of a 1.29 percentage point improvement in gross margin percentage in the fourth quarter, each of our named executives received a payout equal to 129% of the executive's target amount.

The Compensation Committee also approved a broad based incentive opportunity (the "*Transaction Synergy Incentive*") for all employees, including our named executive officers, tied to the achievement of KPN Transaction synergies during the fourth quarter of 2007, as measured by gross margin improvements, subject to the achievement of a specified minimum level of gross profit, with target payments generally ranging from 2% to 5% of annual salary, except that certain employees with greater responsibility for achieving KPN Transaction synergies, including Mr. Floyd, were given higher incentive opportunities. Subject to achieving the required minimum gross profit, the range of actual payment of the fourth quarter target amounts was established to be determined linearly from 0% for no improvement to gross margin percentage, to 100% for an improvement of one (1) percentage point in gross margin, a goal that we considered to be difficult to achieve, to a maximum of 200% for an improvement of two (2) percentage points in gross margin percentage. The Transaction Synergy Incentive target amounts for our named executive officers are set forth in the Grants of Plan-Based Awards Table below under the columns labeled "Estimated Possible Payouts under Non-Equity Incentive Plan Awards". Pursuant to the Transaction Synergy Incentive and our achievement of a 1.29 percentage point improvement in gross margin percentage in the fourth quarter, each of our eligible employees, including our named executives received a payout of 129% of the employees' targeted amount.

The amounts of the fourth quarter executive officer cash bonus payments and the Transaction Synergy Incentive cash bonuses paid to our named executive officers can be found in the Non-Equity Incentive Plan column of the Summary Compensation Table below.

Long-Term Incentives

Our named executive officers are eligible to receive long-term incentive awards under our 2007 Stock Plan. Our objectives of providing our named executive officers with long-term incentive awards are:

- To align executive and shareholder interests;
- To provide a competitive compensation package; and
- To provide for retention of executives through the use of vesting over time.

Our long-term incentive awards have historically been issued in the form of stock options. Stock options for all our employees, including our named executive officers, vest in quarterly installments, generally over four years.

When determining the potential grant of option awards for a named executive officer, our Compensation Committee considers the following factors:

- The executive officer's current contribution to our performance;
- Our executive retention objectives;
- The executive officer's anticipated contribution to meeting our long-term strategic performance goals;
- Industry practices and norms; and
- The executive officer's existing level of stock ownership, and whether past incentives are still effective.

Based on these factors, as well as the then pending closing of the KPN Transaction and the restatement of our financial statements during the first half of 2007, no stock options were issued to our named executive officers in 2007, except that Mr. Flynn was granted an initial hire stock option on February 15, 2007 in connection with joining the company.

However, as disclosed in our Annual Report on Form 10-K for the year ended December 31, 2006 and filed with the SEC on June 12, 2007 and our Annual Report on Form 10-K for the year ended

December 31, 2007 and filed with the SEC on March 17, 2008, the measurement dates for determining the accounting treatment of certain historical stock option grants differed from the measurement dates we used in preparing our consolidated financial statements. As a result, we needed to determine a new measurement date of certain option grants. Also, as a result of the change in the measurement dates of certain stock option grants, certain options vesting subsequent to December 2004 result in non-qualified deferred compensation for purposes of Section 409A of the Internal Revenue Code of 1986, as amended, and holders are subject to an excise tax on the value of the options in the years in which they vest. To avoid these adverse tax consequences, prior to December 31, 2006, we and our named executive officers and directors agreed to amend their affected stock options to increase the applicable exercise price to the fair market value of our shares of Common Stock on the revised measurement date (the "*Executive Officer and Director Option Amendments*"). In connection with the June 2007 filing of our restated financial statements in our Annual Report on Form 10-K, we finalized these new exercise prices. We did not compensate our named executive officers for any increase in the exercise price that arose as a result of this amendment. In 2007, we also implemented a plan to assist affected employees, other than our named executive officers, for the amount of this tax, and adjusted the terms of the original option grant, which also had financial statement ramifications.

In addition, upon closing of the KPN Transaction, and in conjunction with the $113 million dividend we paid to our shareholders on October 8, 2007, our board of directors determined to adjust the terms of our outstanding stock options, including outstanding stock options held by our named executive officers, by increasing the number of shares subject to unexercised stock option grants and reducing the exercise price of these stock option grants to preserve their value (the "*Dividend Option Adjustment*"). The adjustment to the number of shares and exercise price was based on the closing price of $10.75 per share of our common stock on September 28, 2007, the trading date immediately preceding the closing of the KPN Transaction, reduced by the dividend per share amount of $3.28 per share. Shares underlying outstanding stock options were increased by a factor of 1.4391, which reflected the ratio of $10.75 per share divided by $7.47 per share ($10.75 per share less the dividend of $3.28 per share) and the per share exercise price of outstanding stock options was reduced by dividing the exercise price by this same factor. As a result, the number of shares underlying outstanding stock options, as of the date of this adjustment, increased from 2.4 million shares to 3.5 million shares and the average exercise price of outstanding stock options was reduced from $6.07 per share to $4.22 per share. There was no stock-based compensation charge associated with this adjustment as the fair value of outstanding stock options was the same before and after this adjustment.

Details of 2007 option grants and modifications to outstanding options to our executive officers can be found in the Grants of Plan-Based Awards table below.

Stock Option Grant Procedures

Our management, along with our board of directors, implemented changes during the fourth quarter of 2006 to our option granting process for the timing, approval and pricing of stock option grants as detailed below:

- All option grants to our employees must be approved in minuted meetings of our Compensation Committee;
- The exercise price of each stock option will be the closing price on the date of our Compensation Committee meeting;
- In advance of each meeting, our Compensation Committee will receive information from our management, including, but not limited to, information related to the number of options in the pool and a recommendation of option recipients, including the number of options for each recommended recipient;

- All option grants other than new hire grants will be granted at the same time each year;
- If our Compensation Committee agrees to a grant date other than the ordinarily prescribed time, the grants must be approved in a minuted meeting of our Compensation Committee; and
- Every offer letter for new hires must state that each option is subject to approval by our Compensation Committee and that the exercise price of option grants will be the closing price on the date of approval by our Compensation Committee.

Severance and Change in Control Arrangements

We have arrangements to provide a competitive total compensation package for all of our named executive officers and to provide them with a level of security in the event of a change-in-control to minimize creating conflicting interests between the executive and our company.

Each arrangement provides compensation elements and payments that would be made, and vesting acceleration that would occur, in the event of certain types of executive terminations or upon a change of control of the company. In 2007, pursuant to their respective existing employment agreements, all unvested stock options held by Mr. Gneezy and Dr. VanderBrug immediately vested in full upon consummation of the KPN Transaction.

Each officer's employment may be terminated at any time with or without cause and each officer may voluntarily resign at any time with or without good reason. A detailed description of the arrangements and payouts associated with these agreements is provided herein under the caption "Potential Payments Upon Termination or Change in Control."

Perquisites and Benefits

Generally we do not offer our executives any perquisites and all benefits received by executives are provided under the same terms and conditions as to our other employees, including health and dental coverage, group term life insurance, disability programs and matching contributions to our 401(k) plan. In 2007, however, Mr. Flynn was paid $70,000 to defray moving and relocation expenses directly related to his relocation to Massachusetts.

Impact of Tax and Accounting on Executive Compensation

Section 162(m) of the Internal Revenue Code ("the Code"), limits the tax deduction to $1 million for compensation paid to certain executives of public companies. This deduction limitation does not apply to compensation that constitutes "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder. In any case, the combined salary and bonus of each executive officer has been below the $1 million limit. Our Compensation Committee's present intention is to structure executive compensation to minimize the application of the deduction limitation of Section 162(m) of the Code unless it determines that to do so would not be in our best interest or in the best interest of our shareholders.

Our Compensation Committee has considered the impact of FAS 123R on our compensation program, but determined that stock options are still the best long-term incentive instrument for us because we believe that stock options are more appreciated and understood by our management team than other types of equity-based compensation, and we were concerned about the tax implications of other forms of equity-based compensation. We will continue to review compensation strategies and may implement additional approaches at some point in the future.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of our board of directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, which appears in iBasis' proxy statement for the 2008 annual meeting of shareholders, with our management. Based on this review and discussion, the Compensation Committee has recommended to our board of directors that the Compensation Discussion and Analysis be included in our proxy statement.

Members of iBasis, Inc.
Compensation Committee:
Eelco Blok
Charles N. Corfield

Summary Compensation Table

The following table shows the compensation paid or accrued during the last two fiscal years ended December 31, 2006 and 2007 to (1) our President and Chief Executive Officer, (2) our Chief Financial Officer, (3) our three most highly compensated executive officers, other than our President and Chief Executive Officer and our Chief Financial Officer, who earned more than $100,000 during the fiscal year ended December 31, 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Ofer Gneezy	2007	$350,000	$96,784	$111,198	$135,450	$ 4,500	$697,932
President & Chief Executive Officer	2006	$208,000		$ 60,485	$132,000	$ 4,400	$404,885
Gordon J. VanderBrug, Ph.D.	2007	$300,000	$82,958	$111,198	$106,100	$ 4,500	$604,756
Executive Vice President	2006	$187,000		$ 60,485	$118,800	$ 4,400	$370,685
Paul H. Floyd	2007	$225,000	$65,835	$ 39,266	$ 99,975	$ 4,500	$434,576
Senior Vice President Global Products, Network and Systems	2006	$185,000		$ 48,341	$112,387	$ 4,400	$350,128
Richard G. Tennant	2007	$250,000	$65,835	$ 39,266	$ 77,400	$ 4,500	$437,001
Senior Vice President, Finance & Chief Financial Officer	2006	$185,000		$ 48,341	$112,387	$ 4,400	$350,128
Mark S. Flynn(5)	2007	$220,192	$43,313	$ 77,469	$ 56,438	$74,500(6)	$471,912
Chief Legal Officer and Corporate Secretary							

(1) Represents cash bonus amounts paid in respect of performance for the three quarters ended September 30, 2007.

(2) Represents the proportionate amount of the total fair value of option awards recognized by us as an expense in 2007 or 2006 for financial accounting purposes including the period prior to the closing of the KPN Transaction. The fair values of these awards and the amounts expensed in 2007 or 2006 were determined in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004) *Share-Based Payment* (FAS 123R). For Mr. Gneezy and Dr. VanderBrug, the amount related to option awards includes $79,017 each of stock-based compensation expense in 2007 for the accelerated vesting of options upon the closing of the KPN Transaction. These costs were not recognized as an expense by us in 2007 but were reflected in the purchase accounting associated with the KPN Transaction. In the case of 2007 amounts, see Note 4 to our Consolidated Financial Statements included in our 2007 Annual Report on Form 10-K for details as to the assumptions used to determine the fair value of unvested option awards as of the date of the closing of the KPN Transaction. In the case of the option grant to Mr. Flynn in February 2007, see Note 4 to our Consolidated Financial Statements included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2007 for details as to the assumptions used to determine the fair value of this award as our consolidated results of operations included in our Annual Report on Form 10-K excludes the consolidated results of operations of iBasis prior to the closing of the KPN Transaction. In the case of

2006 amounts, see Note 4 to our Consolidated Financial Statements included in our 2006 Annual Report on Form 10-K for details as to the assumptions used to determine the fair value of the option awards.

(3) In the case of 2007 amounts, reflects the actual amounts paid as cash bonuses for the quarter ended December 31, 2007 and Transaction Synergy Incentives. In the case of 2006 amounts, reflects the actual amounts earned under the then-current executive officer bonus plans, although some payments were made in 2007.

(4) Reflects the 401(k) match that is available to all of our employees.

(5) Mr. Flynn commenced employment with us on February 15, 2007.

(6) Includes $70,000 in relocation expenses.

Grants of Plan-Based Awards

The following table shows information regarding grants of non-equity incentive awards and equity incentive awards during the fiscal year ended December 31, 2007 to our executive officers named in the Summary Compensation Table above.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options(1)	Exercise or Base Price of Option Awards ($/Sh)(1)	Grant Date Fair Value of Stock and Option Awards
Name	**Grant Date(1)**	**Threshold ($)**	**Target ($)**	**Maximum ($)**			
Ofer Gneezy							
4th Quarter Cash Bonus		$0	$87,500	$175,000			
Trans. Synergy Incentive		$0	$17,500	$ 35,000			
Option Modification	8/11/2003(2)				39,576	$2.2097	—
Option Modification	8/11/2003(2)				2,469	$2.2097	—
Option Modification	9/14/2004(3)				17,990	$4.8989	—
Gordon J. VanderBrug, Ph.D.							
4th Quarter Cash Bonus		$0	$75,000	$150,000			
Trans. Synergy Incentive		$0	$15,000	$ 30,000			
Option Modification	8/11/2003(2)				39,575	$2.2097	—
Option Modification	9/14/2004(3)				17,990	$4.8989	—
Richard G. Tennant							
4th Quarter Cash Bonus		$0	$47,500	$ 95,000			
Trans. Synergy Incentive		$0	$12,500	$ 25,000			
Option Modification	11/15/2001(4)				17,988	$3.5439	—
Option Modification	8/11/2003(2)				32,981	$2.2097	—
Option Modification	9/14/2004(3)				17,990	$4.8989	—
Paul H. Floyd							
4th Quarter Cash Bonus		$0	$47,500	$ 95,000			
Trans. Synergy Incentive		$0	$30,000	$ 60,000			
Option Modification	8/11/2003(2)				32,981	$2.2097	—
Option Modification	9/14/2004(3)				17,990	$1.8989	—
Mark S. Flynn							
4th Quarter Cash Bonus		$0	$31,250	$ 62,500			
Trans. Synergy Incentive		$0	$12,500	$ 25,000			
Option Grant	2/15/2007				71,984	$ 6.782	$ 406,000(5)

(1) Reflects Dividend Option Adjustment.

(2) Option originally granted on August 11, 2003 and amended June 12, 2007 pursuant to the Executive Officer and Director Option Amendments. We did not recognize any expense associated with these amendments in accordance with SFAS 123R.

(3) Option originally granted on September 14, 2004 and amended June 12, 2007 pursuant to the Executive Officer and Director Option Amendments. We did not recognize any expense associated with these amendments in accordance with SFAS 123R.

(4) Option originally granted on November 15, 2001 and amended June 12, 2007 pursuant to the Executive Officer and Director Option Amendments. We did not recognize any expense associated with these amendments in accordance with SFAS 123R.

(5) Reflects the SFAS 123R value on the date of grant.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

The compensation paid to our named executive officers in 2007 summarized in our Summary Compensation Table above is determined in accordance with employment agreements and letter agreements that we have entered into with each of our named executive officers. These agreements provided a compensation package, including severance benefits, to our named executive officers. The material terms of these agreements are discussed under the caption "Compensation Discussion and Analysis—Employment and Change in Control Agreements" and "Potential Payments Upon Termination or Change in Control."

The cash bonus amounts paid in respect of performance for the three quarters ended September 30, 2007 are reflected as 2007 "bonuses" in the Summary Compensation Table, because these amounts were determined and paid following the end of the first three quarters and the closing of the KPN Transaction. The amounts paid as fourth quarter 2007 cash bonuses and the Transaction Synergy Incentives are considered non-equity incentive plan compensation, because the target amounts for those possible awards were set in October 2007 and, in February 2008, the Company's and our executives' performance for the fourth quarter was measured against the targets. Actual payments were calculated based upon the formulas set in October 2007. The material terms of our 2007 bonus plan are discussed under the caption, "Compensation Discussion and Analysis—Annual Incentive Awards."

The options granted to our named executive officers in 2007 summarized in our Grants of Plan-Based Awards Table were granted pursuant to our stock plans and reflect an adjustment to the terms of each grant resulting from our board of directors determination to adjust the terms of our outstanding stock options upon the closing of the KPN Transaction. See the discussion of the Dividend Option Adjustment under the caption "Compensation Discussion and Analysis—Long Term Incentives" for more information. The option granted to Mr. Flynn was granted with an exercise price equal to the fair market value of our shares of Common Stock on the date of grant and vests quarterly over a period of four years in sixteen installments of 6.25% of the option granted and has a ten year term.

As a result of the review of our historic stock option granting practices and related accounting determinations, we agreed in December 2006 to amend certain options granted to our named executive officers after October 3, 2004 or that vest after December 31, 2004, and that have an exercise price that is less than the fair market value of our Common Stock on the redetermined date of grant. These amendments increase the option exercise price to the fair market value on the redetermined date of grant and there was no consideration from us to our named executive officers for these amendments. In connection with the filing of our restated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed on June 12, 2007, we finalized the new exercise prices. The options granted to Messrs. Gneezy, Tennant and Floyd and Dr. VanderBrug that are listed in the Grant of Plan-Based Awards Table reflect these amendments. We did not recognize any expense associated with these amendments in accordance with SFAS 123R.

Outstanding Equity Awards at Fiscal Year-End

The following table shows grants of stock options outstanding on December 31, 2007, the last day of the fiscal year, held by each of the executive officers named in the Summary Compensation Table above.

	Option Awards(1)			
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Option Exercise Price($)	Option Expiration Date
Ofer Gneezy	38,376	0	$ 2.2931	12/03/2008
	14,034	0	$30.9568	05/25/2010
	5,154	0	$30.9568	05/25/2010
	8	0	$ 1.5009	11/15/2011
	23,976	0	$ 1.5009	11/15/2011
	14,396	0	$ 1.8345(2)	08/11/2013
	39,576	0	$ 2.2097	08/11/2013
	2,469	0	$ 2.2097(2)	08/11/2013
	1,122	0	$ 1.8345	08/11/2013
	1,198	0	$ 4.4194	09/14/2014
	17,990	0	$ 4.8989(2)	09/14/2014
	38,376	0	$ 4.5445	03/29/2016
Gordon J. VanderBrug, Ph.D.	28,782	0	$ 2.2931	12/03/2008
	13,190	0	$28.1426	05/25/2010
	1,200	0	$28.1426	05/25/2010
	2	0	$ 1.5009	11/15/2011
	23,982	0	$ 1.5009	11/15/2011
	14,392	0	$ 1.8345(2)	08/11/2013
	39,575	0	$ 2.2097	08/11/2013
	3,596	0	$ 1.8345	08/11/2013
	17,990	0	$ 4.8989(2)	09/14/2014
	1,198	0	$ 4.4194	09/14/2014
	38,376	0	$ 4.5445	03/29/2016
Paul H. Floyd	28,782	0	$ 1.5009	11/15/2011
	32,228	0	$ 2.5849	06/24/2013
	51,719	0	$ 2.5849	06/24/2013
	32,981	0	$ 2.2097(2)	08/11/2013
	14,989	0	$ 1.8345	08/11/2013
	1,198	0	$ 4.4194	09/14/2014
	14,391	3,599	$ 4.8989(2)	09/14/2014
	10,493	13,492	$ 4.5445	03/29/2016
Richard G. Tennant	53,966	0	$ 1.5009	11/15/2011
	17,988	0	$ 3.5439(2)	11/15/2011
	32,981	0	$ 2.2097(2)	08/11/2013
	14,989	0	$ 1.8345	08/11/2013
	1,198	0	$ 4.4194	09/14/2014
	14,391	3,599	$ 4.8989(2)	09/14/2014
	10,493	13,492	$ 4.5445	03/29/2016
Mark S. Flynn	13,492	48,727	6.7820	2/15/2017

(1) All outstanding stock option grants vest in quarterly increments over a four-year period and reflect Dividend Option Adjustment.

(2) Reflects Executive Officer and Director Option Amendments.

Option Exercises

No options to purchase shares of our Common Stock were exercised by our executive officers named in the Summary Compensation Table above during the fiscal year ended December 31, 2007.

Pension Benefits

We do not have any qualified or non-qualified defined benefit plans.

Non-qualified Deferred Compensation

We do not have any non-qualified defined contribution plans or other deferred compensation plans.

Potential Payments Upon Termination or Change in Control

Mr. Gneezy and Dr. VanderBrug

The terms of our employment agreements with Ofer Gneezy, our Chairman of the Board, President and Chief Executive Officer, and Gordon VanderBrug, our Executive Vice President, in addition to providing for a base salary in amounts to be determined by our Compensation Committee and for the potential to receive an annual bonus at the discretion of our Compensation Committee, also provide that in the event that we terminate each executive officer's employment without cause, or if each executive officer resigns for good reason, then the terminated or terminating executive officer is entitled to continuation of his base salary and his health benefits for one year. Further, in the event of an acquisition or change in control, the executives' options and restricted shares, if any, automatically become fully vested immediately prior to the event, and each option remains exercisable until the expiration of the option or until it sooner terminates in accordance with its terms.

For purposes of these employment agreements, an acquisition is defined as (i) a merger, consolidation or similar transaction in which securities possessing more than 50% of the total combined voting power of our outstanding securities are transferred to a person or persons different from the person who held those securities immediately prior to such transaction, or (ii) the sale, transfer, or other disposition of all or substantially all of our assets to one or more persons (other than our wholly-owned subsidiary) in a single transaction or series of related transactions.

For purposes of these employment agreements, a change in control is defined as a change in ownership or control of our company effected because either (i) a person or related group of persons (other than us or a person that directly or indirectly controls, is controlled by, or is under common control with us) directly or indirectly acquires beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of securities possessing more than 50% of the total combined voting power of our outstanding securities pursuant to a tender or exchange offer made directly to our shareholders or (ii) over a period of 36 consecutive months or less, a change in the composition of our board of directors occurs such that a majority of our board of directors ceases, by reason of one or more proxy contests for the election of directors to be composed of individuals who either (A) have been members of our board of directors continuously since the beginning of such period, or (B) have been elected or nominated for election as members of our board of directors during such period by at least a majority of our board of directors who were still in office at the time such election or nomination was approved by our board of directors.

Messrs. Floyd, Tennant and Flynn

The terms of our letter agreements with Messrs. Floyd and Tennant for serving in their respective capacities provide that if, within six months following an acquisition or change of control, we terminate any of these executive officers, without cause, or if any of these executive officers resigns for good reason, then we are obligated to pay the terminated or terminating executive officer his base salary for nine months and his stock options immediately vest and become exercisable.

The terms of our letter agreement with Mr. Flynn provides that if we terminate Mr. Flynn without cause within twelve months after the start of his employment, then we will continue to pay his salary for twelve months. Alternatively, if at any time following the initial twelve month period, within six months following an acquisition or change of control, we terminate Mr. Flynn without cause, or he resigns for good reason, then we are obligated to pay him his base salary and health benefits for nine months and his stock options immediately vest and become exercisable.

The following tables summarize payments to our named executive officers assuming a termination as of the last day of our fiscal year 2007.

	Severance Payable Upon a Termination Without Cause or For Good Reason(1)		Accelerated Vesting of Equity Upon a Change in Control(2)	
Officer	Cash Severance	Health Insurance Benefits	Value of Accelerated Unvested Equity	Total
Ofer Gneezy	$490,000	$12,422	$ —	$502,422
Gordon J. VanderBrug, Ph.D.	$360,000	$12,422	$ —	$372,422

(1) In the event of termination without cause or by the executive for good reason, the executive is entitled to 12 months base salary continuation (which is mitigated dollar for dollar in the event the executive begins new employment) and 12 months of health insurance continuation.

(2) In connection with the closing of the KPN Transaction, Mr. Gneezy's and Dr. VanderBrug's outstanding options became fully vested as of October 1, 2007. The excess of the fair market value over the exercise price of all outstanding stock options that vested as a result of the Change in Control, based on a stock price of $10.75 as of October 1, 2007, the date of the KPN Transaction, was $82,504 and $82,504 for Mr. Gneezy and Dr. VanderBrug, respectively.

	Severance Payable Upon a Termination Without Cause or For Good Reason Following a Change in Control($)	Accelerated Vesting of Equity Upon a Termination Following a Change in Control(1)	
Officer		Value of Accelerated Unvested Equity(2)	Total
Paul H. Floyd	$206,250	$8,731	$214,981
Richard G. Tennant	$234,750	$8,731	$243,481
Mark S. Flynn(3)	$250,000	$ —	$250,000

(1) If the executive is terminated without cause or resigns for good reason within 6 months of a change in control, any unvested and outstanding equity awards held by the executive will become 100% vested.

(2) Reflects the excess of the fair market value over the exercise price of all unvested outstanding stock options based on a stock price of $5.13 as of December 31, 2007.

(3) Because Mr. Flynn had been employed by us for less than twelve months prior to the closing of the KPN Transaction, he would not have been entitled to acceleration of vesting of equity awards and certain other change in control related benefits set forth in his letter agreement.

Compensation of Directors

In 2007, our board of directors approved a modified director compensation package that pays the following cash to our non-employee directors:

- annual retainer for service on our board of directors: $25,000
- annual retainer for service as the chair on our Audit Committee: $15;000
- annual retainer for service as a non-chair member on our Audit Committee: $10,000
- annual retainer for service as the chair on our Compensation Committee: $10,000
- annual retainer for service as a non-chair member on our Compensation Committee: $5,000
- special one-time payment for each Special Committee member in connection with the review of our prior stock option grant practices in the amounts of $50,000 for Dr. King and $25,000 for Mr. Brumley.

Neither Mr. Gneezy nor Dr. VanderBrug received compensation, in addition to their compensation as executive officers, for serving as our directors in 2007. Neither Mr. Blok nor Mr. Farwerck received any compensation for serving as our directors in 2007. The directors who do not live in the Boston Metropolitan area were reimbursed for travel expenses. We maintain directors' and officers' liability insurance and our by-laws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Delaware law. In addition, our certificate of incorporation limits the liability of directors to either our company or our shareholders for breaches of the directors' fiduciary duties to the fullest extent permitted by Delaware law.

On May 10, 2007, each of our non-employee directors received a grant of 15,000 stock options that vest in full on May 10, 2008; provided that accelerated vesting occurred with respect to options granted to Mr. Lee and Mr. Skibo upon the closing of the KPN Transaction. Mr. Lee and Mr. Skibo ceased being directors on October 1, 2007 upon the closing of the KPN Transaction.

As a result of the review of our historic stock option granting practices and related accounting determinations, we agreed in December 2006 to amend certain options granted to our directors after October 3, 2004 or that vest after December 31, 2004, and that have an exercise price that is less than the fair market value of our Common Stock on the redetermined date of grant. These amendments increase the option exercise price to the fair market value on the redetermined date of grant and there was no consideration from us to our directors for these amendments. In connection with the filing of our restated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed on June 12, 2007, we finalized the new exercise prices. The options granted to Messrs. Corfield, Skibo, Lee and Brumley and Dr. King that are listed in the Director Compensation Paid for Fiscal Year 2007 reflect these amendments. We did not recognize any expense associated with these amendments in accordance with SFAS 123R.

Director Compensation Paid for Fiscal Year 2007

The table below summarizes all compensation paid to our directors during fiscal year 2007.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)(3)	Total ($)
Charles N. Corfield	$28,750	$ 85,999	$114,749
Charles Skibo(4)	$17,689	$161,002	$178,691
W. Frank King, Ph.D.	$76,652	$ 85,999	$162,651
David Lee(4)	$16,974	$159,570	$176,544
Robert H. Brumley	$47,500	$118,035	$165,535
Eelco Blok(5)	$ —	$ —	$ —
Joost Farwerck(5)	$ —	$ —	$ —

(1) Represents the proportionate amount of the total fair value of stock option awards recognized by us as an expense in 2007 for financial accounting purposes including the period prior to the closing of the KPN Transaction. The fair values of these awards and the amounts expensed in 2007 were determined in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004) *Share-Based Payment* (FAS 123R). For Mr. Lee and Mr. Skibo, the amount related to option awards includes $90,514 each for stock-based compensation expense for the accelerated vesting of options upon the closing of the KPN Transaction. See Note 4 to our Consolidated Financial Statements contained in our 2007 Annual Report on Form 10-K for details as to the assumptions used to determine the fair value of the option awards. Our consolidated results of operations included in our Annual Report on Form 10-K excludes the consolidated results of operations of iBasis prior to the closing of the KPN Transaction.

(2) Messrs. Corfield, Skibo, Lee and Brumley and Dr. King each received a grant of 21,586 stock options on May 10, 2007, as adjusted for the Dividend Option Adjustment. The grant date fair value of each of these awards determined under FAS 123R was $123,900.

(3) Reflects Director Option Amendments. We did not recognize any expense associated with these amendments in accordance with SFAS 123R.

(4) Ceased to be a director on October 1, 2007 in connection with the closing of the KPN Transaction.

(5) Became a director on October 1, 2007 in connection with the closing of the KPN Transaction.

As of December 31, 2007, Mr. Corfield held stock options to purchase 127,120 shares of our common stock, Mr. Skibo held stock options to purchase 75,401shares of our common stock, Dr. King held stock options to purchase 151,105 shares of our common stock, Mr. Lee held stock options to purchase 107,932 shares of our common stock, Mr. Brumley held stock options to purchase 88,744 shares of our common stock, Mr. Blok held no stock options and Mr. Farwerck held no stock options.

Equity Compensation Plan Information

The following table provides information as of December 31, 2007 with respect to the shares of our Common Stock that may be issued under our existing equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,425,565	$4.30	3,436,500
Equity compensation plans not approved by security holders	—	—	—
Total	3,425,565	$4.30	3,436,500

SECTION 16(a)—BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors, as well as persons who own more than ten percent of a registered class of our equity securities to file reports of ownership on Forms 3, 4, and 5 with the SEC and with us. Based on our review of copies of these forms, all officers, directors and 10% holders complied with the Section 16(a) filing requirements, except that (i) Mr. Floyd reflected gift transfers of shares of our Common Stock made to his daughters in 2006 on a Form 5 filed on February 14, 2008, which was a late filing, and (ii) Mr. van Ierland reflected a November 8, 2007 stock option grant on a Form 4 filed on February 27, 2008, which was also a late filing.

CODE OF ETHICS

We have adopted a code of ethics that applies to our officers, employees and members of the board of directors. This code of ethics is available on our website at *www.ibasis.com.* We post any amendments or waivers of the Code of Ethics on our website. A free copy of this code may be obtained by visiting this site, writing to our Investor Relations Department at iBasis, Inc., 20 Second Avenue, Burlington, MA 01803, or by requesting one by sending an email to *ir@ibasis.net.*

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to the written charter of our Audit Committee, the Audit Committee is responsible for reviewing and approving, prior to our entry into any such transaction, all transactions in which we are a participant and in which any of the following persons has or will have a direct or indirect material interest: our executive officers; our directors; the beneficial owners of more than 5% of our securities; the immediate family members of any of the foregoing persons; and any other persons whom the board of directors determines may be considered related persons, any such person being referred to as a "related person." The following is a description of arrangements that we have entered into with related persons during the fiscal year ended December 31, 2007 and were approved by our Audit Committee.

In connection with the closing of and as part of the consideration for the KPN Transaction, we entered into a series of transactions with KPN, which holds approximately 51% of the voting power of our Common Stock, and its affiliates, each of which is described below. We are also party to international wholesale services agreements with Royal KPN and its subsidiaries that are described below.

In connection with the closing of the KPN Transaction, we adopted our Second Amended and Restated By-laws as of October 1, 2007 that give KPN board representation rights and veto rights on certain matters. For a description of those rights, see the section entitled "Management—KPN Board Representation and Veto Rights" elsewhere in this proxy statement.

KPN Framework Services Agreement

As part of the consideration for the KPN Transaction, KPN and Royal KPN entered into a Framework Services Agreement (the "*Framework Services Agreement*") with one of their affiliates and an entity that we acquired in the KPN Transaction ("*KPN Global Carrier Services*").

Pursuant to the Framework Services Agreement:

- Royal KPN appointed KPN Global Carrier Services as a preferred supplier of mobile services for Royal KPN, KPN and all their affiliates and subsidiaries (collectively, the "*Royal KPN Group*"); and
- KPN appointed KPN Global Carrier Services as its exclusive provider for international direct dialing, ISDN and Inmarsat services for all international telephone and fax traffic originating from or carried over the Royal KPN Group's fixed networks.

The Framework Services Agreement has a ten-year term, which is automatically extended for subsequent one-year periods unless either party provides at least three months written notice prior to the end of the then current term. However, the Framework Services Agreement may be terminated earlier by a party, if: the other party fails to remedy a material breach within 30 days of receiving written notice of the breach; the other party passes a resolution to wind up or dissolve (except for a merger or consolidation); the other party suspends services due under the Framework Services Agreement by an event of *force majeure* for more than 60 days; or upon the bankruptcy, insolvency or appointment of a receiver of the other party.

The Framework Services Agreement includes various agreements, referred to as Schedules and described below, relating to the various services provided under the Framework Services Agreement. The parties have agreed that the charges for services in Schedules 2 - 6 will be market-based throughout the term of the Framework Services Agreement and that KPN Global Carrier Services will have the right at any time, without penalty or liability, to terminate all or any part of the services provided by KPN for any reason or no reason.

- Schedule 1—Service Agreement for International Direct Dial Services and ISDN Services: KPN Global Carrier Services will provide international direct dialing, ISDN and Inmarsat services for international telephone and fax traffic over the Royal KPN Group's fixed network at a price equal to the expected cost of providing services which is determined in advance of the period plus a margin as set forth in the agreement at declining rates through the year 2010. Thereafter, margins shall be negotiated each year.

- Schedule 2—Service Agreement for Management Fee for Shared Services: KPN Global Carrier Services and KPN will share the following: financial services, human resources, legal services, IT systems, office space, insurance premiums, and administrative and professional support services.
- Schedule 3—Service Agreement for Transmission Path Services: The parties agreed upon certain measurable performance parameters for specific activities relating to various transmission path services that KPN is to provide to KPN Global Carrier Services. In addition, the parties also agreed to certain specified service deliverables that KPN Global Carrier Services is to provide as a system provider and service provider to KPN.
- Schedule 4—Service Agreement for IT System Support and Maintenance: The parties agreed upon certain measurable performance parameters for the support and maintenance services that KPN is to provide to certain IT systems of KPN Global Carrier Services, including: service provisioning, IT architecture, pricing arrangements for IT maintenance and support, key performance indicators, operational procedures for user incidents, settlement and reporting procedures and other detailed operational IT maintenance and support related specifications.
- Schedule 5—Service Agreement for National Transmission Backbone: The parties agreed upon certain performance, financial, and reporting parameters for KPN's delivery and maintenance of backbone transmission capacity between the international domain and the national domain for KPN Global Carrier Services.
- Schedule 6—Service Agreement for Support and Maintenance for Technical Infrastructure: The parties agreed upon certain performance, reporting, and financial parameters relating to maintenance and support of the technical infrastructure that KPN is to provide to KPN Global Carrier Services. These maintenance and support activities include: capacity management, innovation, delivery of signaling services, and network maintenance.

From October 1, 2007, the date of the closing of the KPN Transaction, until December 31, 2007, Royal KPN and KPN invoiced KPN Global Carrier Services an aggregate amount of approximately $4.6 million for services rendered pursuant to the Framework Agreement schedules. For this same period, KPN Global Carrier Services invoiced Royal KPN and KPN an aggregate amount of approximately $52.0 million for mobile services and international direct dialing and related services for international traffic originating from Royal KPN's mobile and fixed networks, pursuant to the Framework Services Agreement.

KPN Termination Services

Pursuant to services agreements, Royal KPN and its subsidiaries provide international termination services to iBasis and KPN Global Carrier Services at various rates and prices. From October 1, 2007 through December 31, 2007, Royal KPN and its subsidiaries invoiced KPN Global Carrier Services an aggregate amount of approximately $25.7 million for services provided pursuant to the services agreements.

KPN Intellectual Property Cross License

Also as part of the consideration for the KPN Transaction, we entered into an Intellectual Property License Agreement with Royal KPN. Pursuant to the agreement, we were granted (i) an irrevocable, royalty-free, worldwide, non-transferable and non-exclusive license to use Royal KPN's portfolio of patents related to its international wholesale voice business and (ii) a worldwide, non-transferable and non-exclusive license to use certain other patents of Royal KPN, which shall be irrevocable and royalty-free for so long as KPN owns not less than 51% of each class of our voting stock. In addition, we granted Royal KPN a worldwide, non-transferable, and non-exclusive license to use our portfolio of patents.

KPN Transaction Working Capital and Debt Adjustment

The share purchase agreement for the KPN Transaction required a post-closing adjustment if it was later determined that, as of October 1, 2007, (i) our working capital was lower than or exceeded $37,100,000; (ii) our debt was lower than or exceeded $2,900,000; (iii) the combined working capital of KPN Global Carrier Services was lower than or exceeded $6,100,000; and/or (iv) the combined debt of KPN Global Carrier Services exceeded $0. Our balance sheet calculated as of October 1, 2007 later reflected that working capital was $13,353,000 less than the specified level of $37,100,000, and debt was $1,776,000 less than the specified level of $2,900,000. As a result, we owed KPN a post-closing adjustment of $11,577,000. In addition, KPN Global Carrier Service's balance sheet calculated as of October 1, 2007 later reflected that its combined working capital exceeded the specified level of $6,100,000 by $3,945,000 and its combined debt was at the specified level of $0. As a result, we owed KPN an additional post-closing adjustment of $3,945,000. We are paying the total post-closing adjustment of $15,522,000 to KPN in three successive quarterly installments beginning in the first quarter of 2008.

KPN Registration Rights Agreement

The shares we issued to KPN at the closing of the KPN Transaction (the "*Transaction Shares*") were not registered with the SEC. However, at the closing, we entered into a Registration Rights Agreement with KPN, pursuant to which KPN (or a direct or indirect transferee of KPN that holds the Transaction Shares) has the right to require us to register some or all of the Transaction Shares in the following circumstances:

- At any time, upon written demand by KPN, so long as the minimum aggregate price of the Transaction Shares to be registered is equal to or greater than $10,000,000 ("*Demand Registration Rights*"); provided, however, in the case of a shelf registration, the minimum aggregate price of the Transaction Shares to be registered need only be equal to or greater than $5,000,000; and
- In connection with any registration of Common Stock that we undertake for sale for our own account (but excluding any registration of Common Stock in connection with an employee benefit plan, a dividend reinvestment plan, an acquisition by us, or an exchange offer). Exercise of a Demand Registration Right by one holder of Transaction Shares (for example, by one of KPN's affiliates or subsidiaries) can trigger the exercise of this incidental registration right by other holders of Transaction Shares.

We will use reasonable best efforts to effect or cause to be effected the registration of the Transaction Shares entitled to be included in such registration in order to permit the sale of such Transaction Shares. We will bear all expenses of any such registration, except that KPN (or a direct or indirect transferee of KPN that holds Transaction Shares) will be liable for all discounts and commissions to underwriters or selling brokers.

On the advice of an underwriter hired to sell Transaction Shares (as part of a firm-commitment underwriting), we may restrict the total number of Transaction Shares registered in order to effect the sale in a timely manner or achieve the price desired. In addition, an underwriter may request that we and all significant shareholders (holders of 5% or more of our outstanding Common Stock) enter into customary lock-up agreements restricting the transfer or exchange of Common Stock from 14 days before the underwriter's proposed sale of shares until 90 days after the sale commences.

Furthermore, we will not be required to register or qualify any Transaction Shares in any jurisdiction if registration or qualification in such jurisdiction would subject us to unreasonable burden or expense or would unreasonably delay the commencement of an underwritten sale.

Reconciliation of GAAP Net Income (Loss) to Pro Forma Adjusted EBITDA

Adjusted EBITDA is defined as earnings before stock-based compensation, expenses associated with the review of our stock option granting practices, foreign exchange gains and losses, merger related expenses, purchase accounting adjustments, certain non-recurring charges, interest, taxes and depreciation and amortization.

In accordance with the requirements of Securities and Exchange Commission Regulation G, iBasis is presenting the most directly comparable U.S. Generally Accepted Accounting Principles (GAAP) financial measure and reconciling the Non-GAAP financial measure to the comparable GAAP measure.

	Q1 '07	Q2 '07	Q3 '07	Q4 '07	Full Year 2007
Net income (loss)	$5.6	$8.3	$4.2	$(2.0)	$16.1
Pro Forma adjustments:					
iBasis historical net income (loss)	(1.6)	0.1	0.2	---	(1.3)
Depreciation and amortization	(3.6)	(3.6)	(3.7)	---	(10.9)
Other	1.1	(1.1)	---	---	---
Pro forma net income (loss)	**1.5**	**3.7**	**0.7**	**(2.0)**	**3.9**
Add/(less):					
Stock-based compensation	0.8	0.5	0.8	0.5	2.6
Depreciation and amortization	6.8	7.0	7.1	9.2	30.1
Interest expense (income), net	(0.3)	(0.7)	(1.2)	(0.1)	(2.3)
Foreign exchange loss	--	0.2	--	0.6	0.8
Merger related expenses	1.3	0.4	0.7	0.2	2.6
Option analysis expense	0.9	0.6	0.3	0.7	2.5
Retroactive regulatory fees & other	---	---	---	2.9	2.9
Purchase accounting adjustments	---	---	---	0.7	0.7
Income taxes	2.0	2.8	2.0	1.7	8.5
Pro forma Adjusted EBITDA	**$13.0**	**$14.5**	**$10.4**	**$14.4**	**$52.3**

($ in millions)

Comparison Of 5 Year Cumulative Total Return*

Among iBasis, Inc., The NASDAQ Composite Index and the NASDAQ Telecommunications Index



$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
12/02
12/03
12/04
12/05
12/06
12/07
▲ NASDAQ Composite
● NASDAQ Telecommunications
■ iBasis, Inc.

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

Safe Harbor Statement

Except for historical information, all of the expectations, plans and assumptions contained in the foregoing press release constitute forward-looking statements under Section 21E of the Securities Exchange Act of 1934 and involve risks and uncertainties that could cause results to vary materially. Description of certain of these risks and uncertainties can be found beginning on page 15 in the attached Annual Report on Form 10-K, as well as in other periodic and current reports, all of which are available at www.sec.gov. Such forward-looking statements are only as of the date they are made, and we have no current intention to update any forward-looking statements.

iBasis

a KPN affiliate



Our global footprint delivers high quality voice termination directly to more than 100 countries.


Internet Central Offices
iBasis Offices
Session Border Controllers

iBasis
a KPN affiliate

iBasis Worldwide Headquarters
20 Second Avenue
Burlington, MA 01803
USA
+1.781.505.7500

www.ibasis.com

END